As filed with the Securities and Exchange Commission on November 30, 2007
Registration No. 333-144868

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pioneer Southwest Energy Partners L.P.
(Exact name of registrant as specified in its charter)

Delaware	1311	26-0388421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5205 N. O’Connor Blvd., Suite 200
Irving, Texas 75039
(972) 444-9001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark S. Berg
Pioneer Southwest Energy Partners L.P.
5205 N. O’Connor Blvd., Suite 200
Irving, Texas 75039
(972) 444-9001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Wortley William N. Finnegan, IV Vinson & Elkins L.L.P. First City Tower 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Douglass M. Rayburn Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 30, 2007

PRELIMINARY PROSPECTUS

Pioneer Southwest Energy Partners L.P.
12,500,000 Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership recently formed by Pioneer Natural Resources Company to own and acquire producing oil and gas properties. This is the initial public offering of our common units. No public market currently exists for our common units. We expect the initial public offering price to be between $      and $      per common unit. Our common units have been approved for listing on the New York Stock Exchange under the symbol “PSE.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 16.

These risks include the following:

•	We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution level following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

•	Because oil and gas properties are a depleting asset and our initial assets consist only of working interests in producing wells, we must make acquisitions in order to maintain our production and reserves and sustain our distributions over time, which will require substantial capital expenditures.

•	We will rely on Pioneer Natural Resources Company to identify and evaluate prospective oil and gas assets for our acquisitions. Pioneer Natural Resources Company is not obligated to present us with potential acquisitions and is not restricted from competing with us for potential acquisitions.

•	The price of oil, natural gas liquids and gas are at historically high levels and are highly volatile. A sustained decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to our detriment and limits the circumstances under which you may make a claim relating to conflicts of interest and the remedies available to you in that event.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, our cash available for distribution to you would be substantially reduced.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Pioneer Southwest Energy Partners L.P.	$	$

The underwriters expect to deliver the common units on or about          , 2008. We have granted the underwriters a 30-day over-allotment option to purchase up to an additional 1,875,000 common units on the same terms and conditions as set forth above.

CITI	DEUTSCHE BANK SECURITIES	UBS INVESTMENT BANK

Goldman, Sachs & Co.
JPMorgan
Wachovia Securities
Friedman Billings Ramsey
RBC Capital Markets
Raymond James

Wells Fargo Securities	Howard Weil Incorporated	Johnson Rice & Company L.L.C.

          , 2008

Pioneer Southwest Energy Partners L.P.

As of and for the year ended December 31, 2006

•	Approximately 1,100 Wells with a 75% Average Working Interest
•	29.8 MMBOE Total Proved Reserves (62% oil, 22% NGL, 16% gas)
•	Average Daily Production of 5,469 BOE (59% oil, 24% NGL, 17% gas)
•	Reserve-to-Production Ratio of 15 years
•	Average remaining well life of 27 years

We own working interests in producing wells in the Spraberry field in the Permian Basin of West Texas. Pursuant to an agreement with Pioneer Natural Resources Company, our area of operations is limited to onshore Texas and eight counties in the southeast region of New Mexico.

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

As used in this prospectus, unless we indicate otherwise: (1) “Pioneer Partners,” “the partnership,” “we,” “our,” “us” or like terms refer to Pioneer Southwest Energy Partners L.P. and its subsidiaries, (2) “Pioneer GP” or “our general partner” refers to Pioneer Natural Resources GP LLC, our general partner, (3) “our operating company” refers to Pioneer Southwest Energy Partners USA LLC, (4) “Pioneer” refers to Pioneer Natural Resources Company, a Delaware corporation (NYSE: PXD) and the ultimate parent company of our general partner, and its wholly owned subsidiaries, (5) “Pioneer USA” refers to Pioneer Natural Resources USA, Inc., a wholly owned subsidiary of Pioneer, (6) “Partnership Properties” or “our properties” refers to the properties that will be held by our operating company at the closing of this offering; and (7) our “area of operations” is limited by an agreement with Pioneer to onshore Texas and the southeast region of New Mexico, comprising Chaves, Curry, De Baca, Eddy, Lincoln, Lea, Otero and Roosevelt counties.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 16 and the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters do not exercise their over-allotment option. We include a glossary of some of the oil and gas terms used in this prospectus in Appendix B. Our proved reserve information as of December 31, 2006 is based on evaluations prepared by Pioneer’s internal reservoir engineers and audited by Netherland, Sewell & Associates, Inc., or NSAI, an independent engineering firm. A summary of our reserve report as of December 31, 2006 is included in this prospectus in Appendix C.

Pioneer Southwest Energy Partners L.P.

We are a Delaware limited partnership recently formed by Pioneer to own and acquire oil and gas assets in our area of operations. Our area of operations consists of onshore Texas and eight counties in the southeast region of New Mexico. All of our oil and gas properties will be owned by our operating company. These properties consist of non-operated working interests in approximately 1,100 identified producing wells, with 29.8 MMBOE of proved reserves as of December 31, 2006. We will own a 75% average working interest in these wells, and Pioneer will retain an 18% average working interest in these wells. Pioneer is the operator of all of our wells. The properties that we will own at the closing of this offering will not include any undeveloped properties or leasehold acreage.

All of our properties are located in the Spraberry field in the Permian Basin of West Texas. According to the Energy Information Administration, the Spraberry field is the seventh largest oil field in the United States, and we believe that Pioneer is the largest operator in the field based on recent production information. Because Pioneer is the largest producer in the Spraberry field and has a significantly greater asset base than we do, we believe we will benefit from Pioneer’s experience and scale of operations. Although Pioneer has no obligation to sell assets to us following this offering, and we are not obligated to purchase from Pioneer any additional assets, Pioneer has informed us that it intends to offer to us in 2008 and periodically thereafter the opportunity to purchase from Pioneer oil and gas assets in our area of operations, particularly in the Spraberry field. We believe that a substantial portion of Pioneer’s assets in our area of operations have or in the future will have the characteristics that will make them well-suited for ownership by a limited partnership such as us. We also expect to make acquisitions in our area of operations from third parties and to participate jointly in acquisitions with Pioneer in which we will acquire the producing oil and gas properties and Pioneer will acquire the undeveloped properties. Any assets that we acquire from either Pioneer or third parties may include interests in midstream assets associated with our oil and gas properties. We are not currently a party to any agreement related to acquisitions of oil and gas properties or midstream assets, and although we intend to make acquisitions, we may not be able to do so.

Because our oil and gas properties are a depleting asset, we plan to maintain our quarterly cash distributions at our initial distribution rate and, over time, increase our quarterly cash distributions by replacing and expanding our asset base through acquisitions of oil and gas assets in our area of operations. In order to maintain our production and proved reserves, we plan to use 25% to 35% of our cash flow to acquire oil and gas assets. We also plan to use other financing sources to fund acquisitions that increase our production and proved reserves, including borrowings under our credit facility and external financing, such as debt or equity offerings. Our ability to access other financing sources will depend on our financial condition and the market conditions of the debt and equity capital markets at that time. Maximizing distributions to our unitholders will be an important consideration in determining the financing sources that will be utilized to fund future acquisitions.

The following table sets forth summary information about our assets:

Estimated Pro Forma Proved Reserves at					Reserve-to-	Estimated 2007
December 31, 2006(1)(2)					Production	Production
Oil	NGL	Gas	Total	2006 Production	Ratio	Decline
(MBbl)	(MBbl)	(MMcf)	(MBOE)(3)	(MBOE)(2)	(Years)(4)	Rate(5)

18,510	6,621	27,974	29,793	1,996	15	4.5%

(1)	The pro forma estimates of proved reserves are based on estimates prepared by Pioneer’s internal reservoir engineers and audited by NSAI and include adjustments for certain charges as described in footnote 1 to the table in “Summary Reserve and Operating Data.”

(2)	If the underwriters exercise their over-allotment option, we will use the net proceeds to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. If the underwriters exercise their over-allotment option in full, our estimated proved reserves at December 31, 2006 and our 2006 production would increase to 31,993 MBOE and 2,140 MBOE, respectively, and our average working interest would increase to 80%.

(3)	Pioneer will provide to us derivative contracts covering approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE, or approximately 76%, 75% and 68%, of our estimated total production for the years 2008, 2009 and 2010, respectively.

(4)	The average reserve-to-production ratio is calculated by dividing our estimated pro forma proved reserves as of December 31, 2006 by our production for 2006.

(5)	Represents the estimated percentage decrease in production from our oil and gas properties in 2007, as estimated by Pioneer and audited by NSAI, when compared to production for 2006. The 2007 estimated production includes forecasted production from wells drilled by Pioneer in 2007 and wells drilled by Pioneer in 2006 that will have a full year of production in 2007, both of which have the effect of reducing the predicted decline rate.

Our Relationship with Pioneer

We believe that one of our principal strengths is our relationship with Pioneer, which will own our general partner and common units representing a 54.5% limited partner interest in us following the completion of this offering. Pioneer is a large independent oil and gas exploration and production company with current operations in the United States and Africa. Pioneer’s estimated proved reserves at December 31, 2006, including the properties that we will own at the closing of this offering, were 904.9 MMBOE, of which 439.6 MMBOE, or 49%, were in the Spraberry field. Of the 439.6 MMBOE of proved reserves in the Spraberry field, 212.2 MMBOE were proved developed reserves and 227.4 MMBOE were proved undeveloped reserves. These proved undeveloped reserves represented approximately 3,000 future drilling locations held by Pioneer in the Spraberry field.

Pioneer views us as an integral part of its overall growth strategy and has publicly announced that it intends to offer us over time the opportunity to purchase Pioneer’s producing oil and gas assets in our area of operations, provided that such transactions can be done in an economic manner on an after tax basis and depending upon market conditions at the time. We also plan to participate jointly with Pioneer in acquisitions that include mature producing assets in our area of operations. Since 2000, Pioneer has completed acquisitions totaling $340.7 million of proved properties and undeveloped acreage in the Spraberry field, comprising 176.5 MMBOE of proved reserves.

Prior to the closing of this offering, we will enter into an omnibus agreement with Pioneer that will limit our area of operations to onshore Texas and eight counties in the southeast region of New Mexico. If Pioneer forms another publicly traded limited partnership or limited liability company, Pioneer intends to prohibit it from competing with us in our area of operations, and we will be prohibited from competing with it in its area of operations, in each case, for so long as Pioneer controls both us and it.

Business Strategy

Our primary business objective is to maintain quarterly cash distributions to our unitholders at our initial distribution rate and, over time, to increase our quarterly cash distributions. Our strategy for achieving this objective is to:

•	purchase producing properties in our area of operations directly from Pioneer;

•	purchase producing properties in our area of operations from third parties either independently or jointly with Pioneer;

•	purchase midstream assets related to our producing properties from Pioneer or third parties;

•	maintain a balanced capital structure to ensure financial flexibility for acquisitions; and

•	mitigate commodity price risk through hedging.

In the future, we may also expand our operations to include undeveloped properties.

Competitive Strengths

We believe the following competitive strengths will allow us to achieve our objectives of generating and growing cash available for distribution:

•	our relationship with Pioneer:

•	Pioneer has a significant retained interest in the Spraberry field as well as an active development plan, each of which should generate acquisition opportunities for us over time;

•	Pioneer’s significant ownership in us provides it an economic incentive to sell producing oil and gas properties to us over time; and

•	our ability to pursue acquisitions jointly with Pioneer increases the number and type of transactions we can pursue and increases our competitiveness;

•	our assets are characterized by long-lived and stable production; and

•	our cost of capital and financial flexibility should provide us with a competitive advantage in pursuing acquisitions.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and the other risks under the caption “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution level following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

•	Our estimate of cash available for distributions is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

•	Our initial assets will consist solely of working interests in identified producing wells, and we will not own undeveloped properties or leasehold acreage that we can develop to maintain our production.

•	Our proved reserves may be subject to drainage from offset drilling locations.

•	Because oil and gas properties are a depleting asset and our initial assets consist only of working interests in producing wells, we must make acquisitions in order to maintain our production and reserves and sustain our distributions over time.

•	We will require substantial capital expenditures to replace our production and reserves, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could adversely affect our ability to replace our production and proved reserves.

•	The price of oil, natural gas liquids, or NGLs, and gas are at historically high levels and are highly volatile. A sustained decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

•	Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our proved reserves.

•	Pioneer is the operator of all of our properties and, pursuant to our omnibus operating agreement, we are restricted in our ability to remove Pioneer as operator and have agreed that we will not object to Pioneer’s developing the leasehold acreage surrounding our wells, that well operations proposed by Pioneer will take precedence over our own proposals, and that we will allow Pioneer to use certain of our production facilities in connection with other wells operated by Pioneer, subject to capacity limitations.

•	We may incur debt to enable us to pay our quarterly distributions, which may negatively affect our ability to execute our business plan and pay distributions.

•	The nature of our assets exposes us to significant costs and liabilities with respect to environmental and operational safety matters.

Risks Related to an Investment in Us

•	Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to our detriment and limits the circumstances under which you may make a claim relating to conflicts of interest and remedies available to you in that event.

•	We will rely on Pioneer to identify and evaluate prospective oil and gas assets for our acquisitions. Pioneer has no obligation to present us with potential acquisitions and is not restricted from competing with us for potential acquisitions. If Pioneer does not present us with, or successfully competes against us for, potential acquisitions, we may not be able to replace or increase our production and proved reserves.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent, which could lower the trading price of our units.

•	You will experience immediate and substantial dilution of $14.94 per common unit.

Tax Risks to Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, our cash available for distribution to you would be substantially reduced.

•	We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•	As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in some of the states in which we may make future acquisitions of oil and gas assets.

Our Partnership Structure and Formation Transactions

We are a Delaware limited partnership formed on June 19, 2007. The board of directors of Pioneer GP has sole responsibility for conducting our business and managing our operations. Our operations will be conducted through, and our operating assets will be owned by, our operating company. At the closing of this offering and the other formation transactions, we will own, directly or indirectly, all of the ownership interests in our operating company.

We, our operating company and our general partner do not have employees. Pioneer operates our assets, and we will enter into an administrative services agreement pursuant to which Pioneer will manage our assets and perform other administrative services for us.

Upon the completion of our initial public offering:

•	we will issue 12,500,000 common units to the public, representing an aggregate 45.4% limited partner interest in us;

•	we will use the net proceeds of approximately $231.0 million from this offering to purchase a portion of the interests in our operating company, which holds our oil and gas properties, from Pioneer;

•	Pioneer will contribute the remaining interests in our operating company to us in exchange for a 0.1% general partner interest in us and 14,992,331 common units, representing an aggregate 54.5% limited partner interest in us;

•	Pioneer will provide to us derivative contracts covering approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE of our estimated production for the years 2008, 2009 and 2010, respectively;

•	we will have entered into a $300 million unsecured revolving credit facility, which will be available for borrowing upon the completion of this offering;

•	we will have entered into an omnibus agreement pursuant to which our area of operations will be established, we will be indemnified for certain losses and we will be reimbursed for certain of our production volumes that may be used to satisfy prior obligations of Pioneer;

•	we will have entered into an omnibus operating agreement that will place restrictions and limitations on our ability to exercise certain rights that would otherwise be available to us under operating agreements pursuant to which Pioneer operates our properties; and

•	we will have entered into an administrative services agreement pursuant to which Pioneer will manage our assets and perform other administrative services for us for a fee.

If the underwriters exercise their over-allotment option, we will use the net proceeds to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. If the underwriters exercise their over-allotment option in full, Pioneer’s limited partner interest in us will decrease to 51.0% and the public’s limited partner interest will increase to 48.9%.

Organizational Chart

The diagram on the following page depicts our organizational structure after giving effect to this offering and the other formation transactions.

Ownership of Pioneer Southwest Energy Partners L.P.
After the Formation Transactions

Public Common Units	45.4%
Pioneer USA Common Units	54.5%
Pioneer GP General Partner Interest	0.1%

100.0%

Management of Pioneer Southwest Energy Partners L.P.

Pioneer GP, our general partner, will manage our operations and activities, and its board of directors and officers will make decisions on our behalf. Scott D. Sheffield, Pioneer’s Chief Executive Officer and a director of Pioneer, will also serve as Chief Executive Officer and a director of our general partner and will be actively involved in our business. In addition, all of the other executive officers and a director of our general partner also serve as executive officers of Pioneer. We and our general partner do not have any employees.

Prior to the closing of this offering, we intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Pioneer will not be liable to us for its performance of, or failure to perform, services under the administrative services agreement unless there has been a final decision determining that Pioneer acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Pioneer has informed us that it intends to initially structure the reimbursement of these costs in the form of a quarterly billing of a portion of Pioneer’s aggregate general and administrative expenses for its United States operations, with our allocable share to be determined on the basis of the proportion that our production bears to the combined United States production of Pioneer and us (excluding Alaskan production). Based on estimated 2007 costs, we expect that the initial annual reimbursement charge will be $1.08 per BOE of our production, or approximately $1.9 million for the twelve months ended December 31, 2008. Pioneer has indicated that it expects that it will review at least annually with the Pioneer GP board of directors this reimbursement and any changes to the methodology by which it is determined. Pioneer will also be entitled to be reimbursed for all third party expenses incurred on our behalf, such as those incurred as a result of our being a public company, which we expect to approximate $2.5 million annually. Please read “Certain Relationships and Related Party Transactions.”

Our general partner will be entitled to distributions on its general partner interest. Pioneer owns our general partner and consequently is indirectly entitled to all of the distributions that we will make to our general partner. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Unlike stockholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors. Pioneer will elect all members to the board of directors of our general partner. Initially, a majority of the directors of our general partner will be independent as defined under the applicable audit committee independence standards. For more information about our directors and executive officers, please read “Management — Directors and Executive Officers.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to us. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by Pioneer, the officers and directors of our general partner have fiduciary duties to manage the business of our general partner in a manner beneficial to Pioneer. As a result of this relationship, conflicts of interest will arise in the future between us, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors — Risks Related to an Investment in Us’’ and “Conflicts of Interest and Fiduciary Duties.”

Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to our detriment. Those conflicts include, but are not limited to, Pioneer’s ability to compete with us. Our partnership agreement limits the circumstances under which you may make a claim relating to conflicts of interest and the remedies available to you in that event. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement, and certain legal rights and remedies available to unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Other Information

Our principal executive offices are located at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, and our telephone number is (972) 969-3586. Our internet address will be www.pioneersouthwest.com. We expect to make our periodic reports and other information filed or furnished to the Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common units offered by us	12,500,000 common units.

14,375,000 common units if the underwriters exercise their over-allotment option in full.

Common units outstanding after this offering	27,492,331 common units, or 29,367,331 if the underwriters exercise their over-allotment option in full.

Use of proceeds	We intend to use the estimated net proceeds of approximately $231.0 million from this offering, after deducting the underwriting discount of approximately $16.3 million and estimated net offering expenses of approximately $2.7 million, to purchase a portion of the interests in our operating company from Pioneer. We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. Please read “Use of Proceeds.”

Cash distributions	We will pay quarterly distributions at an initial rate of $0.37 per common unit ($1.48 per common unit on an annual basis) to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees and expenses. Our ability to pay distributions at this initial distribution rate is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner, or “available cash,” 99.9% to our unitholders and 0.1% to our general partner. These distributions will be paid within 45 days after the end of each quarter. We do not have any subordinated units, and our general partner is not entitled to any incentive distributions. Please read “Description of the Common Units” and “The Partnership Agreement.”

We will pay unitholders a prorated distribution for the first quarter during which we are a publicly traded partnership. Assuming that we become a publicly traded partnership before March 31, 2008, we will pay unitholders a prorated distribution for the period from the closing of this offering to and including March 31, 2008. We expect to pay this cash distribution on or before May 15, 2008.

If we had completed the transactions contemplated in this prospectus on January 1, 2006 and October 1, 2006, our pro forma available cash generated during the year ended December 31, 2006 and the twelve months ended September 30, 2007 would have been sufficient to allow us to pay the full initial quarterly distributions on our common units during these periods. For a calculation of our ability to make distributions to you based on our pro forma results for the year ended December 31, 2006 and the twelve months ended September 30, 2007, please read “Cash Distribution Policy and Restrictions on Distributions” included elsewhere in this prospectus.

We believe that we will have sufficient cash available for distribution to pay the full quarterly distributions at the initial distribution rate of $0.37 per unit on all the outstanding common units for each quarter during the twelve months ended December 31, 2008. Please read “Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike stockholders of a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Pioneer USA will own 54.5% of our common units (51.0% if the underwriters exercise their over-allotment option in full). This will give Pioneer USA the ability to prevent the removal of our general partner. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the current market price of the common units. Please read “The Partnership Agreement — Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ended December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 65% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.48 per common unit, we estimate that your average allocated federal taxable income per year will be no more than $0.96 per common unit. Please read “Material Tax Consequences — Tax Consequences of Common Unit Ownership — Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be bound by all of the terms of our partnership agreement.

Listing and trading symbol	Our common units have been approved for listing on the New York Stock Exchange under the symbol “PSE.”

Summary Historical and Pro Forma Financial and Operating Data

Set forth below is summary historical financial data for Pioneer Southwest Energy Partners L.P. Predecessor, the predecessor to Pioneer Southwest Energy Partners L.P., and pro forma financial data of Pioneer Southwest Energy Partners L.P., as of the dates and for the periods indicated.

The summary historical financial data presented as of and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus. The summary historical financial data presented as of September 30, 2007 and for the nine months ended September 30, 2006 and September 30, 2007 are derived from the unaudited carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus. This financial information consists of certain of Pioneer’s oil and gas properties, other assets, liabilities and operations located in the Spraberry field in the Permian Basin of West Texas, which our operating company will own upon the completion of this offering. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability of Future Results,” our future results of operations will not be comparable to our predecessor’s historical results.

The summary pro forma financial data presented for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 are derived from the unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. included elsewhere in this prospectus. The unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. give pro forma effect to the following significant transactions:

•	our sale of 12,500,000 common units to the public for estimated gross proceeds of approximately $250.0 million;

•	payment of an underwriting discount of $16.3 million and estimated net offering expenses of approximately $2.7 million;

•	use of net proceeds of approximately $231.0 million to purchase a portion of the interest in our operating company, which holds our oil and gas properties, from Pioneer;

•	the contribution of the remaining interests in our operating company to us by Pioneer in exchange for a 0.1% general partner interest and the issuance of 14,992,331 common units;

•	Pioneer’s providing to us derivative contracts covering approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE of our estimated production for the years 2008, 2009 and 2010, respectively;

•	payment to Pioneer of an administrative fee under an administrative services agreement pursuant to which Pioneer will manage our assets and perform other administrative services for us;

•	the incurrence of $2.5 million in incremental, direct general and administrative costs associated with being a publicly traded partnership. These direct costs are not reflected in the historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor;

•	payment of overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee), instead of the direct internal costs of Pioneer. Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. Because the properties were previously both owned and operated by Pioneer, the payment of the overhead charge associated with the COPAS fee is not included in the historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor; and

•	payment to Pioneer pursuant to a tax sharing agreement for our share of state and local income and other taxes (currently only the Texas franchise tax, commonly referred to as the “Texas Margin tax”) to the extent that our results are included in a combined or consolidated tax return filed by Pioneer.

The unaudited pro forma balance sheet as of September 30, 2007 assumes the transactions listed above occurred on September 30, 2007. The unaudited pro forma statements of operations data for the year ended

December 31, 2006 and the nine months ended September 30, 2007 assume the transactions listed above occurred on January 1, 2006.

You should read the following table in conjunction with “— Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor and the unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, EBITDAX, which we use in our business. This measure is not calculated or presented in accordance with United States generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

						Pioneer Southwest Energy
	Pioneer Southwest Energy Partners L.P.					Partners L.P. (Pro Forma)
	Predecessor						Nine
				Nine Months		Year	Months
				Ended		Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007
				(Unaudited)		(Unaudited)
	(In thousands, except per unit data)

Statements of Operations Data:
Revenues:
Oil	$45,854	$64,643	$76,263	$59,157	$54,424	$76,263	$54,424
Natural gas liquids	11,142	13,620	15,383	11,900	11,205	15,383	11,205
Gas	9,079	12,064	9,614	7,368	6,908	9,614	6,908

	66,075	90,327	101,260	78,425	72,537	101,260	72,537

Expenses:
Production:
Lease operating expense (a)	13,154	15,030	17,481	13,355	13,919	22,804	18,136
Production and ad valorem taxes	5,483	7,624	8,859	6,772	6,587	8,859	6,587
Workover	697	917	1,013	756	1,810	1,013	1,810
Depletion, depreciation and amortization	6,055	6,640	7,282	5,271	5,926	8,058	6,486
General and administrative	3,275	4,736	4,292	3,239	3,241	4,456	3,384
Accretion of discount on asset retirement obligations	202	110	100	75	76	100	76
Other	47	64	23	23	5	23	5

	28,913	35,121	39,050	29,491	31,564	45,313	36,484

Income before income taxes	37,162	55,206	62,210	48,934	40,973	55,947	36,053
Income tax provision	—	—	(429)	(429)	(410)	(429)	(361)

Net income	$37,162	$55,206	$61,781	$48,505	$40,563	$55,518	$35,692

Net income per common unit						$2.02	$1.30

Balance Sheet Data (at period end):
Working capital	$5,636	$6,691	$5,607	$5,473	$6,488		$5,417
Total assets	$128,165	$141,990	$148,251	$147,575	$148,360		$149,643
Long-term debt	$—	$—	$—	$—	$—		$—
Partners’ equity	$123,466	$136,049	$141,968	$140,110	$141,180		$139,153
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$41,493	$60,842	$70,675	$55,499	$46,095
Investing activities	$(17,198)	$(18,221)	$(14,813)	$(11,053)	$(4,744)
Financing activities	$(24,295)	$(42,621)	$(55,862)	$(44,446)	$(41,351)
Other Financial Data (unaudited):
EBITDAX	$43,419	$61,956	$69,592	$54,280	$46,975	$64,105	$42,615

(a)	The historical lease operating expense of the Partnership Predecessor includes direct internal costs of Pioneer to operate the Partnership Properties of $1.0 million, $1.1 million and $1.5 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $1.1 million and $1.2 million for the nine months ended September 30, 2006 and 2007, respectively. Our pro forma lease operating expense includes a COPAS fee of $6.8 million and $5.1 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measure EBITDAX. Below, we explain this non-GAAP financial measure and provide a reconciliation of it to its most directly comparable financial measures as calculated and presented in accordance with GAAP. We define EBITDAX as net income plus:

•	Depletion, depreciation and amortization;

•	Impairment of long-lived assets;

•	Exploration expense;

•	Accretion of discount on asset retirement obligations;

•	Interest expense;

•	Income taxes;

•	Gain or loss on the disposition of assets;

•	Noncash commodity hedge related activity; and

•	Noncash equity-based compensation.

This definition of EBITDAX is the definition that will be utilized in our credit facility to determine the interest rate that we will pay on outstanding borrowings and to determine our compliance with the leverage and interest coverage tests. For more information about our credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

EBITDAX is also used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure; and

•	the feasibility of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

In addition, management uses EBITDAX to evaluate potential oil and gas asset acquisitions and cash flow available to pay distributions to unitholders.

EBITDAX should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or our ability to service debt obligations. EBITDAX specifically excludes changes in working capital, capital expenditures and other items that are set forth in a cash flow statement presentation of our operating, investing and financing activities. Any measures that exclude these elements have material limitations. To compensate for these limitations, we believe that it is important to consider both net income and net cash provided by operating activities determined under GAAP, as well as EBITDAX, to evaluate our financial performance and our liquidity. Our computation of EBITDAX may differ from computations of similarly titled measures of other companies due to differences in the inclusion or exclusion of items in our computations as compared to those of others.

Management compensates for the limitations of EBITDAX as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes.

The following table reconciles EBITDAX to net income and net cash provided by operating activities, its most directly comparable GAAP financial measures, for Pioneer Southwest Energy Partners L.P. Predecessor and pro forma for Pioneer Southwest Energy Partners L.P. for the periods indicated:

						Pioneer Southwest
						Energy Partners L.P. (Pro Forma)
	Pioneer Southwest Energy Partners L.P.						Nine
	Predecessor					Year	Months
				Nine Months		Ended	Ended
	Year Ended December 31,			Ended September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007
				(Unaudited)		(Unaudited)
	(In thousands)

Reconciliation of EBITDAX to net income and net cash provided by operating activities:
Net income	$37,162	$55,206	$61,781	$48,505	$40,563	$55,518	$35,692
Depletion, depreciation and amortization	6,055	6,640	7,282	5,271	5,926	8,058	6,486
Accretion of discount on asset retirement obligations	202	110	100	75	76	100	76
Income tax provision	—	—	429	429	410	429	361

EBITDAX	43,419	61,956	69,592	54,280	46,975	$64,105	$42,615

Changes in operating assets and liabilities	(1,926)	(1,114)	1,083	1,219	(880)

Net cash provided by operating activities	$41,493	$60,842	$70,675	$55,499	$46,095

Summary Reserve and Operating Data

The following tables show estimated proved reserves for the Partnership Properties, based on evaluations prepared by Pioneer’s internal reservoir engineers, and operating data. The pro forma proved reserves as of December 31, 2006 for the Partnership Properties were audited by NSAI, our independent petroleum engineers. You should refer to “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Our Oil, NGL and Gas Data” in evaluating the material presented below.

				Pioneer Southwest
				Energy Partners
	Pioneer Southwest Energy Partners L.P.			L.P. (Pro Forma)
	Predecessor			Year Ended
	Year Ended December 31,			December 31,
	2004	2005	2006	2006

Reserve Data:
Estimated proved reserves(1)(2):
Oil (MBbl)	22,074	22,173	20,560	18,510
Natural gas liquids (MBbl)	7,763	7,736	7,152	6,621
Gas (MMcf)	38,039	32,136	30,312	27,974
Total (MBOE)	36,176	35,264	32,763	29,793
Proved developed (MBOE)	32,274	33,271	32,287	29,322
Proved undeveloped (MBOE)(2)	3,902	1,993	476	471
Proved developed reserves as a % of total proved reserves	89%	94%	99%	98%
Standardized Measure (in thousands)(1)(3)	$323,652	$459,656	$395,995	$333,796
Representative Oil, NGL and Gas Prices(4):
Oil per Bbl	$42.61	$60.06	$60.90	$60.90
Natural gas liquids per Bbl	$26.25	$31.99	$27.43	$27.43
Gas per Mcf	$4.78	$6.25	$4.48	$4.48

(1)	The pro forma standardized measure and proved reserves are less than the respective historical amounts reflected in the above table as of December 31, 2006 because we will be charged COPAS fees beginning at the closing of this offering, instead of the direct internal costs of Pioneer, which results in a higher lease operating expense. The increase in overhead charges associated with the COPAS fee has the effect of shortening the economic lives of the wells. The pro forma standardized measure as of December 31, 2006 includes $213.6 million (undiscounted) of COPAS fees over the life of the properties, as compared to the historical standardized measure as of December 31, 2006, which includes $42.5 million (undiscounted) of direct internal costs of Pioneer.

(2)	The proved undeveloped reserve estimates at December 31, 2006 represent the reserves associated with eight wells that were drilled during the first half of 2007. At the time of this offering, all of the wells with proved undeveloped reserves at December 31, 2006 have been placed on production.

(3)	Standardized measure is the estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future federal income tax expenses because we are not subject to federal income taxes, although we have provided for the payment of Texas Margin taxes. Standardized measure does not give effect to derivative transactions. For a description of our expected derivative transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

(4)	The representative prices that were used in the determination of standardized measure represent a cash market price on December 31 less all expected quality, transportation and demand adjustments. Representative prices are presented before the effects of hedging.

						Pioneer Southwest
	Pioneer Southwest Energy Partners L.P.					Energy Partners
	Predecessor					L.P. (Pro Forma)
				Nine Months			Nine Months
				Ended		Year Ended	Ended
	Year Ended December 31,			September 30,		December 31,	September 30,
	2004	2005	2006	2006	2007	2006	2007

Production:
Total production (MBOE)	1,998	1,999	1,996	1,507	1,397	1,996	1,397
Average daily production (BOEPD)	5,457	5,474	5,469	5,602	5,193	5,469	5,193
Average Sales Prices per BOE	$33.08	$45.21	$50.73	$52.04	$51.92	$50.73	$51.92
Production Expenses per BOE	$9.68	$11.80	$13.70	$13.87	$15.97	$16.36	$19.00

RISK FACTORS

The nature of our business activities subjects us to certain hazards and risks. Additionally, limited partner interests are inherently different from capital stock of a corporation. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

The risk factors set forth below are not the only risks that may affect our business. Our business could also be impacted by additional risks not currently known to us or that we currently deem to be immaterial. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the distributions on our common units, the trading price of our common units could decline and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash flow from operations to pay quarterly distributions on our common units at the initial distribution level following the establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner and its affiliates.

We may not have sufficient available cash each quarter to pay the initial quarterly distribution of $0.37 per unit or any other amount.

Under the terms of our partnership agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and the amount of any cash reserve amounts that our general partner establishes to provide for future operations, future capital expenditures, including acquisitions of additional oil and gas assets, future debt service requirements and future cash distributions to our unitholders. We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves, and we plan to use external financing sources to increase our production and proved reserves.

The amount of cash we actually generate will depend upon numerous factors related to our business that may be beyond our control, including among other things:

•	the amount of oil, NGL and gas we produce;

•	the prices at which we sell our oil, NGL and gas production;

•	the effectiveness of our commodity price hedging strategy;

•	the level of our operating costs, including fees and reimbursement of expenses to our general partner and its affiliates;

•	our ability to replace declining reserves;

•	Pioneer’s willingness to sell assets to us at a price that is attractive to us and to Pioneer;

•	prevailing economic conditions;

•	the level of competition we face;

•	fuel conservation measures and alternate fuel requirements; and

•	government regulation and taxation.

In addition, the actual amount of cash that we will have available for distribution will depend on other factors, including:

•	the level of our capital expenditures for acquisitions of additional oil and gas assets, recompletion opportunities in existing oil and gas wells and developing proved undeveloped properties, if any;

•	our ability to make borrowings under our credit facility to pay distributions;

•	sources of cash used to fund acquisitions;

•	debt service requirements and restrictions on distributions contained in our credit facility or future financing agreements;

•	fluctuations in our working capital needs;

•	general and administrative expenses, including expenses we will incur as a result of being a public company;

•	timing and collectibility of receivables; and

•	the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

Our estimate of cash available for distribution is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

Our estimate of the minimum EBITDAX necessary for us to make a distribution on all units at the initial distribution rate for each of the four quarters ending December 31, 2008, as set forth in “Cash Distribution Policy and Restrictions on Distributions,” is based on our management’s calculations, and we have not received an opinion or report on it from any independent accountants. This estimate is based on assumptions including production quantities, oil and gas prices, hedging activities, expenses, borrowings and other matters that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If any of these assumptions proves to have been inaccurate, our actual results may differ materially from those set forth in our estimates, and we may be unable to pay all or part of the initial quarterly distribution on our common units.

Our initial assets will consist solely of working interests in identified producing wells, and we will not own undeveloped properties or leasehold acreage that we can develop to maintain our production.

At the closing of this offering, our operating company will only own mineral interests and leasehold interests in identified producing wells (often referred to as wellbore assignments), and we will not own any undeveloped properties or leasehold acreage. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells or downspaced wells for which regulatory approval would be needed) within the area covered by the mineral or leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from Pioneer, our operation with respect to each wellbore will be limited to the interval from the surface to the depth of the deepest producing perforation in the wellbore at the time of the assignment, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also prohibit us from extending the horizontal reach of the assigned interest. As a result, we currently have no ability to drill or participate in the drilling of additional wells. These restrictions on our ability to extend the vertical and horizontal limits of our existing wellbores could materially adversely affect our ability to maintain and grow our production and reserves and to make cash distributions to you.

Our proved reserves may be subject to drainage from offset drilling locations.

Many of our wells directly offset potential drilling locations held by Pioneer or third parties. The owners of leasehold interests lying contiguous or adjacent to or adjoining our interests could take actions, such as drilling additional wells, that could adversely affect our operations. It is in the nature of petroleum reservoirs that when a new well is completed and produced, the pressure differential in the vicinity of the well causes the migration of reservoir fluids towards the new wellbore (and potentially away from existing wellbores). As a result, the drilling and production of these potential locations could cause a depletion of our proved reserves.

We have agreed in the omnibus operating agreement not to object to such drilling by Pioneer. The depletion of our proved reserves from offset drilling locations could materially adversely affect our ability to maintain and grow our production and reserves and to make cash distributions to you.

Because oil and gas properties are a depleting asset and our initial assets consist only of working interests in producing wells, we must make acquisitions in order to maintain our production and reserves and sustain our distributions over time.

Producing oil and gas reservoirs are characterized by declining production rates. Because our reserves and production decline continually over time and because we do not own any undeveloped properties or leasehold acreage, we will need to make acquisitions to sustain our level of distributions to unitholders over time. We may be unable to make such acquisitions if:

•	Pioneer decides not to sell any assets to us;

•	Pioneer decides to acquire assets in our area of operations instead of allowing us to acquire them;

•	we are unable to identify attractive acquisition opportunities in our area of operations;

•	we are unable to agree on a purchase price for assets that are attractive to us; or

•	we are unable to obtain financing for acquisitions on economically acceptable terms.

Because the timing and amount of these acquisitions is uncertain, we expect to reserve cash each quarter to finance these acquisitions, which will reduce our cash available for distribution. We may use the reserved cash to reduce indebtedness, if any, until we make an acquisition. If we do not make acquisitions, we will be unable to sustain our level of distributions and would expect to reduce our distributions.

We will require substantial capital expenditures to replace our production and reserves, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing due to our financial condition, the covenants in our credit agreement or adverse market conditions, which could adversely affect our ability to replace our production and proved reserves.

To fund our acquisitions, we will be required to use cash generated from our operations, additional borrowings or the proceeds from the issuance of additional partnership interests, or some combination thereof, which could limit our ability to sustain our level of distributions. For example, we plan to use 25% to 35% of our cash flow to acquire oil and gas properties in order to maintain our production and proved reserves. To the extent our production declines faster than we anticipate or the cost to acquire additional reserves is greater than we anticipate, we will require a greater amount of capital to maintain our production and proved reserves. The use of cash generated from operations to fund acquisitions will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, the covenants in our credit facility or future financing agreements, adverse market conditions or other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future acquisitions could materially affect our business, results of operations, financial condition and ability to pay distributions. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution thereby increasing the aggregate amount of cash required to maintain the then current distribution rate, which could reduce our distributions materially.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase distributable cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, revenues and costs, including synergies;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	dilution to our unitholders and a decrease in available cash per unit if we issue additional partnership securities to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets; and

•	customer or key employee losses at the acquired businesses.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential problems. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

The amount of cash we have available for distribution depends primarily on our cash flow, including cash from financial reserves and working capital or other borrowings, and not solely on profitability, which will be affected by noncash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The price of oil, NGL and gas are at historically high levels and are highly volatile. A sustained decline in these commodity prices will cause a decline in our cash flow from operations, which may force us to reduce our distributions or cease paying distributions altogether.

The oil, NGL and gas markets are highly volatile, and we cannot predict future oil, NGL and gas prices. Oil prices have recently been at historically high levels and gas prices have been at high levels over the past several years when compared to prior periods. Prices for oil and gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	domestic and foreign supply of and demand for oil, NGL and gas;

•	weather conditions;

•	overall domestic and global political and economic conditions, including those in the Middle East, Africa and South America;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of increasing liquefied natural gas, or LNG, deliveries to the United States;

•	technological advances affecting energy consumption and energy supply;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the capacity, cost and availability of oil and gas pipelines and other transportation facilities, and the proximity of these facilities to our wells; and

•	the price and availability of alternative fuels.

In the past, prices of oil, NGL and gas have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2006, the NYMEX oil price ranged from a high of $77.03 per Bbl to a low of $55.81 per Bbl, while the NYMEX Henry Hub gas price ranged from a high of $10.63 per MMBtu to a low of $4.20 per MMBtu. For the five years ended December 31, 2006, the NYMEX oil price ranged from a high of $77.03 per Bbl to a low of $17.97 per Bbl, while the NYMEX Henry Hub gas price ranged from a high of $15.38 per MMBtu to a low of $1.91 per MMBtu. During the nine months ended September 30, 2007, the NYMEX oil price ranged from a high of $83.32 per Bbl to a low of $50.48 per Bbl, while the NYMEX Henry Hub gas price ranged from a high of $8.19 per MMBtu to a low of $5.38 per MMBtu.

Our revenue, profitability and cash flow depend upon the prices and demand for oil and gas, and a drop in prices can significantly affect our financial results and impede our growth. If we raise our distribution levels in response to increased cash flow during periods of higher commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

Future price declines may result in a write-down of our asset carrying values, which could adversely affect our results of operations and limit our ability to borrow and make distributions.

Declines in oil and gas prices may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of production or economic factors change, accounting rules may require us to write down, as a noncash charge to earnings, the carrying value of our oil and gas properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and therefore require a write-down. We may incur impairment charges in the future, which could materially affect our results of operations in the period incurred and our ability to borrow funds under our credit facility, which in turn may adversely affect our ability to make cash distributions to our unitholders.

Changes in the differential between NYMEX or other benchmark prices of oil, NGL and gas and the reference or regional index price used to price the commodities we sell could have a material adverse effect on our results of operations, financial condition and cash flows.

The reference or regional index prices that we use to price our oil, NGL and gas sales sometimes trade at a discount to the relevant benchmark prices, such as NYMEX. The difference between the benchmark price and the price we reference in our sales contract is called a differential. We cannot accurately predict oil, NGL and gas differentials. Increases in the differential between the benchmark price for oil, NGL and gas and the reference or regional index price we reference in our sales contract could have a material adverse effect on our results of operations, financial condition and cash flows.

Our hedging activities could result in financial losses or could reduce our income, which may adversely affect our ability to pay distributions to our unitholders.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil, NGL and gas, Pioneer has entered into and will provide to us, and in the future we may enter into, derivative arrangements covering a significant portion of our oil, NGL and gas production that could result in both realized and unrealized hedging losses. We have direct commodity price exposure on the unhedged portion of our production volumes. Approximately 24%, 25% and 32% of our estimated total production for the years 2008, 2009 and 2010, respectively, is not hedged. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations — Realized Commodity Prices” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

Our hedges may be ineffective in reducing the volatility of our cash flows and in certain circumstances may actually increase the volatility of our cash flows.

Our actual future production during a period may be significantly higher or lower than we estimate at the time we enter into derivative transactions for such period. If the actual amount is higher than we estimate, we will have more unhedged production and therefore greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our derivative activities are subject to the risk that a counterparty may not perform its obligation under the applicable derivative instrument.

Our ability to use hedging transactions to protect us from future oil, NGL and gas price declines will be dependent upon oil, NGL and gas prices at the time we enter into future hedging transactions and our future levels of hedging, and as a result our future net cash flow may be more sensitive to commodity price changes.

At the closing of this offering, Pioneer intends to provide certain derivative hedge contracts to us for the years 2008, 2009 and 2010 to hedge approximately 76%, 75% and 68%, respectively, of our estimated total production with fixed price commodity swaps. As our hedges expire, more of our future production will be sold at market prices unless we enter into further hedging transactions. Our credit facility requires us to enter into hedging arrangements for not less than 65% (nor more than 85%) of our projected oil, NGL and gas production. Our commodity price hedging strategy and future hedging transactions will be determined by our general partner, which is not under any obligation to hedge a specific portion of our production, other than to comply with the terms of our credit facility for so long as it may remain in place. The prices at which we hedge our production in the future will be dependent upon commodity prices at the time we enter into these transactions, which may be substantially lower than current oil, NGL and gas prices. Accordingly, our commodity price hedging strategy will not protect us from significant and sustained declines in oil, NGL and gas prices received for our future production. Conversely, our commodity price hedging strategy may limit our ability to realize cash flow from commodity price increases. It is also possible that a larger percentage of our future production will not be hedged as compared to the next few years, which would result in our oil and gas revenues becoming more sensitive to commodity price changes.

The agreements with counterparties that will govern the derivative contracts that Pioneer intends to assign to us at the closing of this offering may have less favorable terms than those terms currently being provided to Pioneer. If we are unable to agree upon acceptable terms with the counterparties to those agreements, we will enter into derivative contracts with Pioneer, which has a lower credit rating than such counterparties.

At the closing of this offering, Pioneer intends to provide certain derivative contracts to us for the years 2008, 2009 and 2010 that will hedge approximately 76%, 75% and 68%, respectively, of our estimated total production. Under these contracts, we will pay a floating price and receive a fixed price based on an aggregate notional amount. The assignment of these derivative contracts to us will require the consent of Pioneer’s counterparties. As a condition to the assignment to us of such derivative contracts, these counterparties will require us to execute new agreements that will govern the terms of the derivative contracts between us and the hedge counterparties. These agreements will likely contain terms (including termination events and collateralization requirements) that are less favorable to us than the terms contained in Pioneer’s agreements that govern the terms of the derivative contracts. If new agreements are not executed, we intend to enter into derivative contracts with Pioneer having substantially the same terms as the derivative contracts that Pioneer is unable to provide to us at the closing of this offering. Pioneer’s credit ratings are lower than the credit ratings of the derivative contract counterparties, therefore the risk that we could receive less than the full value of such derivative contracts due to a counterparty default is greater if we enter into derivative contracts with Pioneer than if Pioneer provides such derivative contracts to us on the closing of this offering.

Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our proved reserves.

It is not possible to measure underground accumulations of oil or gas in an exact way. Oil and gas reserve engineering requires subjective estimates of underground accumulations of oil and gas and assumptions concerning future oil, NGL and gas prices, production levels, and operating and development costs. In estimating our level of proved oil and gas reserves, we and our independent reservoir engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future oil, NGL and gas prices;

•	future production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of regulation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil, NGL and gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our proved reserves could change significantly. For example, if oil prices at December 31, 2006 had decreased by $5.00 per barrel, then our pro forma standardized measure of proved reserves as of December 31, 2006 would have decreased by $35.3 million, from $333.8 million to $298.5 million and our proved reserves as of December 31, 2006 would have decreased 800 MBOE, from 29,793 MBOE to 28,993 MBOE. Our pro forma standardized measure is calculated using unhedged oil, NGL and gas prices and is determined in accordance with the rules and regulations of the SEC. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual drilling and production.

The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and gas reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our oil and gas properties also will be affected by factors such as:

•	the actual prices we receive for oil, NGL and gas;

•	our actual operating costs in producing oil, NGL and gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for oil, NGL and gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the production and development of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 69 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Producing oil and gas involves numerous risks and uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

The operating cost of a well includes variable costs, and increases in these costs can adversely affect the economics of a well. Furthermore, our producing operations may be curtailed or delayed or become uneconomical as a result of other factors, including:

•	high costs, shortages or delivery delays of equipment, labor or other services;

•	unexpected operational events and/or conditions;

•	reductions in oil, NGL and gas prices;

•	limitations in the market for oil, NGL and gas;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield workover and service tools;

•	unusual or unexpected geological formations or pressure or irregularities in formations;

•	fires;

•	natural disasters; and

•	uncontrollable flows of oil, gas or well fluids.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and profitability.

Pioneer is the operator of all of our properties and, pursuant to our omnibus operating agreement, we are restricted in our ability to remove Pioneer as operator and have agreed that we will not object to Pioneer developing the leasehold acreage surrounding our wells, that well operations proposed by Pioneer will take precedence over our own proposals and that we will allow Pioneer to use certain of our production facilities in connection with other wells operated by Pioneer, subject to capacity limitations.

We do not operate any of our properties. Pioneer will operate all of the Partnership Properties pursuant to operating agreements. We have limited ability to influence or control the operation of these properties or the amount of maintenance capital that we are required to fund with respect to them. We have agreed in the omnibus operating agreement that we will not object to Pioneer developing the leasehold acreage surrounding our wells, that Pioneer proposed well operations will take precedence over any conflicting operations we propose and that we will allow Pioneer to use certain of our production facilities in connection with other wells operated by Pioneer, subject to capacity limitations. In addition, we are restricted in our ability to remove Pioneer as the operator of the wells we own. Our dependence on Pioneer and other working interest owners for these projects and our limited ability to influence or control the operation of these properties could materially adversely affect the realization of our targeted returns, resulting in smaller distributions to our unitholders.

Virtually all of our wells are subject to a volumetric production payment, which could cause a decrease in our production and could result in a decrease in our revenue and cash available for distribution.

During April 2005, Pioneer entered into a volumetric production payment agreement, or VPP, pursuant to which it sold 7.3 MMBOE of proved reserves in the Spraberry field. The VPP obligation required the delivery by Pioneer of specified quantities of gas through December of 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP represents limited-term overriding royalty interests in oil and gas reserves that: (1) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (2) do not bear any future production costs and capital expenditures associated with the reserves; (3) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (4) transfer title of the reserves to the purchaser; and (5) allow Pioneer to retain the remaining reserves after the VPP volumetric quantities have been delivered.

Of the 1,070 wells that our operating company will own at the closing of this offering, all but 16 are subject to the VPP and will remain subject to the VPP after the closing of this offering. Pioneer will agree that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from our properties subject to the VPP. If any production from the interests in the properties that we own is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to us for the value of our production (computed by taking the volumes delivered to meet the VPP obligation times the price we would have received for the related volumes, plus any out-of-pocket expenses or other expenses or losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. To the extent Pioneer fails to make any cash payment associated with any of our volumes delivered pursuant to the VPP obligation, the decrease in our production would result in a decrease in our cash available for distribution.

Due to our lack of asset and geographic diversification, adverse developments in the Spraberry field would reduce our ability to make distributions to our unitholders.

We rely exclusively on sales of oil and gas that we produce from, and all of our assets are currently located in, a single field in Texas. All of our oil and gas properties are producing properties, and we do not own any undeveloped properties or leasehold acreage. In addition, our operations are restricted to onshore Texas and the southeast region of New Mexico. Due to our lack of diversification in asset type and location, an adverse development in the oil and gas business of this geographic area would have a significantly greater impact on our results of operations and cash available for distribution to our unitholders than if we maintained more diverse assets and locations.

A substantial amount of our production is purchased by three companies. If these companies reduce the amount of our production that they purchase, our revenue and cash available for distribution will decline to the extent that substitute purchasers negotiate terms that are less favorable than the terms of the current marketing agreements.

For the year ended December 31, 2006, Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil accounted for approximately 57%, 9% and 8% of our sales revenue, respectively. For the nine months ended September 30, 2007, Plains Marketing, L.P., TEPPCO Crude Oil and ONEOK Inc. accounted for approximately 59%, 11% and 9% of our sales revenue, respectively. If these companies were to reduce the amount of our production that they purchase, our revenue and cash available for distribution will decline to the extent that substitute purchasers negotiate terms that are less favorable than the terms of the current marketing agreements.

Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil purchase the majority of our oil and NGL production pursuant to existing marketing agreements with Pioneer. We are not and will not be a party to the marketing agreements with Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil. After the closing of this offering, pursuant to the provisions of standard industry operating agreements to which our properties are subject and to which we are a party, Pioneer, as operator, will market the production on behalf of all working interest owners, including the Partnership, and determine in its sole discretion the terms on which our production will be sold.

As is standard in the industry, the crude oil sold under Pioneer’s marketing agreements with Plains Marketing, L.P. and TEPPCO Crude Oil is sold at the West Texas Intermediate (Cushing) price, less the Midland, Texas location and transportation differentials at the time of sale. Also as is standard in the industry, the NGLs sold under Pioneer’s marketing agreement with ONEOK Inc. are sold at the value of the individual NGL component at the Mont Belvieu posted price, less the cost of transportation and refractionation. The primary term of Pioneer’s marketing agreement with Plains Marketing, L.P. expires on January 1, 2011, after which time the contract will automatically be extended on a month-to-month basis until either party gives 90 days advance written notice of non-renewal. The marketing agreement between Pioneer and TEPPCO Crude Oil is currently month-to-month and may be terminated upon 30 days advance written notice by either party. Pioneer’s marketing agreement with ONEOK Inc. expires on March 1, 2008.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders.

The oil and gas industry is intensely competitive with respect to acquiring producing properties, marketing oil and gas and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent oil and gas companies, and possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more producing properties than our financial or personnel resources permit. Our ability to acquire additional properties in the future will depend on Pioneer’s willingness and ability to evaluate and select suitable properties and our ability to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the oil and gas industry. These larger companies may have a greater ability to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

We may incur debt to enable us to pay our quarterly distributions, which may negatively affect our ability to execute our business plan and pay distributions.

If we borrow to pay distributions, we would be distributing more cash than we generate from our operations on a current basis. This means that we would be using a portion of our borrowing capacity under our credit facility to pay distributions rather than to maintain or expand our operations. If we use borrowings under our credit facility to pay distributions for an extended period of time rather than toward funding acquisition expenditures and other matters relating to our operations, we may be unable to support or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will materially affect our business, financial condition and results of operations. If we borrow to pay distributions during periods of low commodity prices and commodity prices remain low, we would likely have to reduce our distributions in order to avoid excessive leverage.

Our future debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

Following this offering, we will have the ability to incur debt under our credit facility. The level of our future indebtedness could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to the effects of competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Our credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions.

In connection with this offering, we have entered into a credit facility. The operating and financial restrictions and covenants in our credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions. Our credit facility limits, and any future credit facility may limit, our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	pay distributions or repurchase equity;

•	make investments;

•	sell or otherwise dispose of our assets, businesses and operations; and

•	materially alter the character of our business.

We also will be required to comply with certain financial covenants and ratios, such as a leverage ratio, an interest coverage ratio and a net present value of projected future cash flows from our proved reserves to total debt ratio. Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit facility, our indebtedness may become immediately due and payable, our ability to make distributions may be inhibited, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our wells, gathering systems and associated facilities, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells, gathering systems and associated facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

We currently possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and a delay in the payment of insurance proceeds could adversely affect our business, financial condition, results of operations and ability to make distributions to you. We will be listed as a named insured on the insurance policies that Pioneer carries with respect to its own assets. Losses by Pioneer will erode the coverage levels under the policy, and if Pioneer sustains a catastrophic loss for which the coverage under the policy is entirely exhausted, we would not have coverage for our losses occurring prior to the time that we were able to obtain additional coverage.

Our business depends in part on gathering, transportation and processing facilities owned by Pioneer and others. Any limitation in the availability of those facilities could interfere with our ability to market our oil, NGL and gas production and could harm our business.

The marketability of our oil, NGL and gas production depends in part on the availability, proximity and capacity of pipelines, oil, NGL and gas gathering systems and processing facilities. The amount of oil, NGL and gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline or processing facility interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of available capacity on such systems. For example, substantially all of our gas is processed at the Midkiff/Benedum and Sale Ranch gas processing plants. If either or both of these plants were to be shut down, we might be required to shut in production from the wells serviced by those plants. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system, pipeline or processing capacity could reduce our ability to market our oil, NGL and gas production and harm our business.

Shortages of drilling rigs, supplies, oilfield services, equipment and crews could delay our operations and reduce our cash available for distribution.

To the extent that in the future we acquire and develop undeveloped properties, higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, oil and gas companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and equipment and services could restrict our ability to drill wells and conduct operations. Any delay in the drilling of new wells or significant increase in drilling costs could reduce our future revenues and cash available for distribution.

The third parties on whom we rely for gathering and transportation services are subject to complex federal, state and other laws that could adversely affect the cost, manner or feasibility of conducting our business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulation. If existing laws and regulations governing such third party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you. Please read “Business — Environmental Matters and Regulation” and “Business — Other Regulation of the Oil and Gas Industry” for a description of the laws and regulations that affect the third parties on whom we rely.

If third-party pipelines and other facilities interconnected to our gas pipelines and processing facilities become partially or fully unavailable to transport gas, our revenues and cash available for distribution could be adversely affected.

We depend upon third party pipelines and other facilities that provide delivery options to and from pipelines and processing facilities that we utilize. Since we do not own or operate these pipelines or other facilities, their continuing operation in their current manner is not within our control. If any of these third-party pipelines and other facilities become partially or fully unavailable to transport gas, or if the gas quality specifications for these pipelines or facilities change so as to restrict our ability to transport gas on these pipelines or facilities, our revenues and cash available for distribution could be adversely affected.

The nature of our assets exposes us to significant costs and liabilities with respect to environmental and operational safety matters.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and gas production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws and regulations, including agency interpretations of the foregoing and governmental enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to make distributions to you could be adversely affected. Please read “Business — Environmental Matters and Regulation” for more information.

The amount of cash distributions that we will be able to distribute to you will be reduced by the costs associated with being a public company, other general and administrative expenses, and cash reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we must first pay or reserve cash for our expenses, including acquisition capital and the costs of being a public company and other operating expenses, and we may reserve cash for future distributions during periods of limited cash flows. Before this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934. The amount of cash we have available for distribution to our unitholders will be affected by our level of cash reserves and expenses, including the costs associated with being a public company.

Risks Related to an Investment in Us

Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with us. Our partnership agreement limits the fiduciary duties that our general partner owes to us, which may permit it to favor its own interests to our detriment, and limits the circumstances under which you may make a claim relating to conflicts of interest and the remedies available to you in that event.

Following this offering, Pioneer will own a 54.5% limited partner interest in us and Pioneer will own and control our general partner, which controls us. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Pioneer. Furthermore, certain directors and officers of our general partner will be directors or officers of affiliates of our general partner, including Pioneer. Conflicts of interest may arise between Pioneer and its affiliates, including our general partner, on the one hand, and us on the other hand. As a result of these conflicts, the directors and officers of our general partner may favor the interests of our general partner and the interests of its affiliates over our interests. Our partnership agreement provides that our general partner’s fiduciary duties are limited and owed only to us, not to our unitholders, and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. These potential conflicts include, among others, the following situations:

•	Neither our partnership agreement nor any other agreement requires Pioneer to pursue a business strategy that favors us. Directors and officers of Pioneer have a fiduciary duty to make decisions in the best interest of its stockholders, which may be contrary to our interests.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Pioneer, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to us.

•	Pioneer will compete with us and is under no obligation to offer properties to us. In addition, Pioneer may compete with us with respect to any future acquisition opportunities.

•	Our general partner determines the amount and timing of expenses, asset purchases and sales, capital expenditures, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders.

•	Our partnership agreement permits our general partner to cause us to pay it or its affiliates for any services rendered to us and permits our general partner to enter into additional contractual arrangements with any of these entities on our behalf, and provides for reimbursement to our general partner for such amounts as it determines pursuant to the provisions of our partnership agreement.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

We will rely on Pioneer to identify and evaluate prospective oil and gas assets for our acquisitions. Pioneer has no obligation to present us with potential acquisitions and is not restricted from competing with us for potential acquisitions. If Pioneer does not present us with, or successfully competes against us for, potential acquisitions, we may not be able to replace or increase our production and proved reserves.

Because we do not have any officers or employees, we will rely on Pioneer to identify and evaluate for us oil and gas assets for acquisition. Pioneer is not obligated to present us with potential acquisitions. Our partnership agreement does not prohibit Pioneer from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Pioneer may acquire, develop or dispose of additional oil and gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those properties. Pioneer is a large, established participant in the oil and gas industry, and has significantly greater resources and experience than we have, which factors may make it more difficult for us to compete with Pioneer. As a result, competition from Pioneer could adversely impact our results of operations and cash available for distribution. If Pioneer fails to present us with, or successfully competes against us for, potential acquisitions, we may not be able to replace or increase our production and proved reserves, which would adversely affect our cash from operations and our ability to make cash distributions to you. Please read “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements to Pioneer and our general partner and their affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

Our partnership agreement requires us to reimburse our general partner and its affiliates for all actual direct and indirect expenses they incur or actual payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business including overhead allocated to our general partner by its affiliates, including Pioneer. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

At the closing of this offering, we expect that we will be a party to agreements with Pioneer, our general partner and certain of their affiliates, pursuant to which we will make payments to our general partner and its affiliates. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. These agreements include the following:

•	administrative services agreement pursuant to which Pioneer will perform administrative services for us. Pioneer will be reimbursed for its costs incurred in providing such services to us. Based on estimated 2007 costs, we expect that the initial annual reimbursement charge will be $1.08 per BOE of our production, or approximately $1.9 million for the twelve months ended December 31, 2008. Pioneer has indicated that it expects that it will review at least annually with the Pioneer GP board of directors this reimbursement and any changes to the amount or methodology by which it is determined and such changes could increase the costs to us;

•	operating agreements pursuant to which we will pay Pioneer the COPAS fee for overhead charges associated with drilling and operating the wells. We expect the payments to Pioneer under these operating agreements to be approximately $7.7 million during the twelve months ended December 31, 2008; and

•	tax sharing agreement with Pioneer pursuant to which we will pay Pioneer our share of state and local income and other taxes for which our results are included in a combined or consolidated tax return filed by Pioneer. It is possible that Pioneer may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe less or no tax. In such a situation, we would pay Pioneer the tax we would have owed had the tax attributes not been available or used for our benefit, even though Pioneer had no cash tax expense for that period. Currently, the Texas Margin tax (which has a maximum effective tax rate of 0.7% of federal gross income apportioned to Texas) is the only tax that will be included in a combined or consolidated tax return with Pioneer.

We do not have any officers or employees and rely solely on officers of our general partner and employees of Pioneer. Failure of such officers and employees to devote sufficient attention to the management and operation of our business may adversely affect our financial results and our ability to make distributions to our unitholders.

None of the officers of our general partner are employees of our general partner. We intend to enter into an administrative services agreement pursuant to which Pioneer will manage our assets and perform other administrative services for us. Pioneer conducts businesses and activities of its own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and Pioneer. If the officers of our general partner and the employees of Pioneer do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We may issue an unlimited number of additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	each unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our partnership agreement provides that our general partner’s fiduciary duties are limited and only owed to us, not to our unitholders, and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its sole discretion. This entitles our general partner to consider only the interests and factors that it desires, and it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our subsidiaries or any limited partner. Examples include the exercise of its limited call rights, its rights to vote and transfer the units it owns and its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or any amendment to the partnership agreement;

•	with respect to transactions not involving a conflict of interest, provides that our general partner, when acting in its capacity as our general partner and not in its sole discretion, shall not owe any fiduciary duty to our unitholders and shall not owe any fiduciary duty to us except for the duty to act in good faith, which for purposes of our partnership agreement means that a person or persons making any determination or taking or declining to take any action subjectively believes that the decision or action made or taken (or not made or not taken) is in our best interests;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be determined in good faith. Under our partnership agreement, “good faith” for this purpose means that a person making any determination or taking or declining to take any action subjectively believes that the decision or action made or taken (or not made or taken) is fair and reasonable to us taking into account the totality of the relationships between the parties involved or is on terms no less favorable to us than those generally being provided to or available from unrelated third parties;

•	provides that in resolving a conflict of interest, our general partner and its conflicts committee may consider:

•	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

•	the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us);

•	any customary or accepted industry practices and any customary or historical dealings with a particular person;

•	any applicable engineering practices or generally accepted accounting practices or principles;

•	the relative cost of capital of the parties and the consequent rates of return to the equity holders of the parties; and

•	in the case of the conflicts committee only, such additional factors it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances;

•	provides that any decision or action made or taken by our general partner or its conflicts committee in good faith, including those involving a conflict of interest, will be conclusive and binding on all partners and will not be a breach of our partnership agreement or of any duty owed to us;

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above, and a unitholder will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” and “Description of the Common Units — Transfer of Common Units.”

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors or initially to remove our general partner without its consent, which could lower the trading price of our common units.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen entirely by Pioneer and not by the unitholders. Furthermore, as explained in the following paragraph, even if our unitholders are dissatisfied with the performance of our general partner, they will, in practice, have no ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be reduced because of the absence or reduction of a control premium in the trading price.

Our unitholders will be unable to remove our general partner without Pioneer’s consent because Pioneer will own a sufficient number of units upon completion of this offering to prevent removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Following the closing of this offering, Pioneer will own a 54.5% limited partner interest in us (approximately 51.0% if the underwriters exercise their over-allotment option in full).

Our partnership agreement restricts the voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You also may incur a tax liability upon a sale of your common units. For additional information about this call right, please read “The Partnership Agreement — Limited Call Right.”

Unitholders who are not Eligible Holders may not be entitled to receive distributions on or allocations of income or loss on their common units and their common units may become subject to redemption.

In order to comply with U.S. laws with respect to the ownership of interests in oil and gas leases on United States federal lands, our partnership agreement allows us to adopt certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. In the future, if we own interests in oil and gas leases on United States federal lands, our general partner may require unitholders to certify that they are an Eligible Holder. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder may run the risk of (1) if they have not delivered a required Eligible Holder Certification, having quarterly distributions on such units withheld or (2) having their units acquired by us at the lower of the purchase price of their units or the then current market price, as determined by our general partner. The redemption price may be paid in cash or by delivery of an unsecured promissory note that shall be subordinated to the extent required by the terms of our other indebtedness, as determined by our general partner. Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Eligible Holders; Redemption; Withholding of Distributions.”

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we will initially conduct business only in the State of Texas. You could have unlimited liability for our obligations if a court or government agency determined that your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business. Please read “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are nonrecourse to the partnership are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Pioneer to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to influence the decisions taken by the board of directors and officers of our general partner.

Unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and you may not be able to resell your common units at the initial public offering price.

Prior to the offering, there has been no public market for the common units. After the offering, there will be 12,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public markets, including sales by our existing unitholders.

After this offering, we will have 27,492,331 common units outstanding, which includes the 12,500,000 common units we are selling in this offering that may be resold in the public market immediately. Pioneer’s common units will be subject to resale restrictions under a 180-day lock-up agreement with our underwriters. The lock-up arrangement with the underwriters may be waived in the discretion of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any common units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

If our common unit price declines after the initial public offering, you could lose a significant part of your investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and gas companies;

•	variations in the amount of our quarterly cash distributions;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly-traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

You will experience immediate and substantial dilution of $14.94 per common unit.

The initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $5.06 per common unit. Based on the initial public offering price, you will incur immediate and substantial dilution of $14.94 per common unit. This dilution results primarily because the assets that our operating company will own at the closing of this offering are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be treated as a corporation, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. For example, legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although this legislation would not apply to us as currently proposed, it could be amended prior to enactment so that it would apply to us. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

A material amount of entity-level taxation by individual states would reduce our cash available for distribution to you.

Changes in current state law may subject us to entity-level taxation by those individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, beginning in 2008, we will be required to pay an annual Texas Margin tax at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of such a tax on us by Texas and, if applicable, by any other state will reduce the cash available for distribution to you.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Tax Consequences of Common Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and unitholders receiving two Schedule K-1’s) for one fiscal year. Our termination could also result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in some of the states in which we may make future acquisitions of oil and gas assets.

In addition to federal income taxes, you may become subject to state and local taxes that are imposed by various jurisdictions in which we extend our business or acquire assets even if you do not live in any of those jurisdictions. We will initially own assets and do business only in Texas. Texas does not currently impose a personal income tax on individuals but it does impose an entity level tax (to which we will be subject) on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states (such as New Mexico) that impose a personal income tax, and in that case you may be required to file state and local income tax returns and pay state and local taxes or face penalties if you fail to do so. It is your responsibility to file all United States federal, foreign, state and local tax returns applicable to you in your particular circumstances. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $231.0 million from this offering, after deducting the underwriting discount of approximately $16.3 million and estimated net offering expenses of approximately $2.7 million, to purchase a portion of the interests in our operating company from Pioneer. The underwriters have agreed to reimburse us for certain expenses in an amount equal to 0.5% of the gross proceeds of this offering, or approximately $1.3 million. We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses, to increase or decrease by approximately $11.8 million, which would be reflected in a corresponding increase or decrease in the purchase price of the portion of the interests in our operating company that we will purchase from Pioneer.

CAPITALIZATION

The following table shows:

•	the historical capitalization of Pioneer Southwest Energy Partners L.P. Predecessor as of September 30, 2007; and

•	our pro forma capitalization as of September 30, 2007, adjusted to reflect the transactions under “Summary — Our Partnership Structure and Formation Transactions.”

This table does not reflect the issuance of up to an additional 1,875,000 common units that may be sold to the underwriters upon exercise of their over-allotment option. We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	September 30, 2007
	Historical	Pro Forma(1)
	(In thousands)

Long-term debt(2)	$—	$—
Partners’ equity:
Owner’s net equity	141,180	—
Common units — Public	—	231,000
Common units — Pioneer	—	(91,988)
General partner interest	—	141

Total partners’ equity	141,180	139,153

Total capitalization	$141,180	$139,153

(1)	Assumes an initial public offering price of our common units of $20.00 per unit and reflects partner capital from the net proceeds of this offering, after deducting the underwriting discount and net offering expenses payable by us and the application of the proceeds as described in “Use of Proceeds.” A $1.00 increase (decrease) in the assumed public offering price per common unit would increase (decrease) our pro forma total partners’ capital by $11.8 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated net offering expenses payable by us. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)	We have entered into a credit facility, which will be available for borrowing upon the completion of this offering.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of units sold in this offering will exceed the net tangible book value per common unit after the offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial public offering price of $20.00 per common unit and assuming that the underwriters do not exercise their over-allotment option, on a pro forma basis as of September 30, 2007, after giving effect to the offering of common units and the application of the related net proceeds, our net tangible book value was $139.2 million, or $5.06 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$5.06
Increase in net tangible book value per common unit attributable to purchasers in the offering	—

Less: Pro forma net tangible book value per common unit after the offering(2)		5.06

Immediate dilution in net tangible book value per common unit to new investors(3)		$14.94

(1)	Determined by dividing the net tangible book value of the portion of the operating subsidiary contributed by Pioneer as of September 30, 2007 by the number of units (14,992,331 common units and 27,520 general partner unit equivalents) to be issued to Pioneer.

(2)	Determined by dividing the total number of units to be outstanding after this offering (27,492,331 common units and 27,520 general partner unit equivalents) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of this offering.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $15.94 or $13.94, respectively.

The following table sets forth the number of units that we will issue, assuming that the underwriters do not exercise their over-allotment option, and the total consideration contributed to us by our general partner and its affiliates with respect to their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	$	Percent
			(In millions)

General partner and its affiliates(1)(2)	15,019,851	54.6%	$77.1	25.0%
New investors(3)	12,500,000	45.4%	231.0	75.0%

Total	27,519,851	100.0%	$308.1	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 14,992,331 common units and a 0.1% general partner interest represented by 27,520 general partner unit equivalents.

(2)	The assets contributed by affiliates of our general partner were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the net tangible book value of such assets as of September 30, 2007.

(3)	Total consideration is after deducting underwriting discounts and estimated offering expenses.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. All information in this section refers to Pioneer Southwest Energy Partners L.P. and the Partnership Properties.

For additional information regarding our historical and pro forma operating results, you should refer to the audited historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor for the years ended December 31, 2004, 2005 and 2006, the unaudited historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor for the nine months ended September 30, 2006 and 2007 and the unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. for the year ended December 31, 2006 and the nine months ended September 30, 2007 included elsewhere in this prospectus.

General

Our partnership agreement requires us to distribute all of our available cash quarterly. Our available cash is our cash on hand, including cash from borrowings, at the end of a quarter after the payment of expenses and the establishment of cash reserves for future capital expenditures (primarily acquisitions), operational needs and distributions for any one or more of the next four quarters. Our partnership agreement will not restrict our ability to borrow to pay distributions. We may borrow to make distributions to unitholders in certain circumstances, typically where we believe that the distribution level is sustainable over the long-term, but short-term factors may cause available cash from operations to be insufficient to sustain our level of distributions. For example, because we intend to hedge a significant portion of our production, we may be required to pay the derivative counterparties the difference between the fixed price and the market price before we receive the proceeds from the sale of the hedged production.

Restrictions and Limitations on Cash Distributions.  There is no guarantee that unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay distributions at the minimum quarterly distribution rate, except as provided in our partnership agreement. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	We will be subject to restrictions on distributions under our credit facility. Our credit facility contains certain material financial tests, such as a leverage ratio, an interest coverage ratio and a net present value of projected future cash flows from our proved reserves to total debt ratio, and other covenants that we must satisfy. Should we be unable to satisfy these restrictions under our credit facility, or if we otherwise default under our credit facility, we would be prohibited from making a distribution to you notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility.”

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those cash reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on the unitholders.

•	We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves, and we plan to use external financing sources to increase our production and proved reserves. Because our proved reserves and production decline continually over time and because we do not own any undeveloped properties or leasehold acreage, we will need to make acquisitions to sustain our level of distributions to unitholders over time.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our partners if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced production from our wells, lower commodity prices for the production we sell, increases in operating or general and administrative expenses, principal and interest payments on any current or future debt, tax expenses, capital expenditures and working capital requirements. Please read “Risk Factors” for a discussion of these factors.

Our Ability to Grow Depends on Our Ability to Access External Growth Capital.  Because our partnership agreement requires us to distribute all of our available cash to our unitholders and our general partner, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund acquisitions that will grow our production and proved reserves. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their operating cash flow to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement and we do not expect any limitations under our credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the amount of available cash that we have to distribute to our unitholders and our general partner.

Our Ability to Change Our Cash Distribution Policy.  Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed in a manner materially adverse to our unitholders without a vote of the holders of a majority of our common units. At the closing of this offering, Pioneer will own our general partner interest and approximately 54.5% of our outstanding common units and will have the ability to amend our partnership agreement without the approval of any other unitholders.

Our Initial Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which we will declare an initial distribution of $0.37 per unit per quarter, or $1.48 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter beginning with the fiscal quarter ending March 31, 2008. Our initial distribution policy should result in an aggregate cash distribution of $10.2 million per quarter, or $40.7 million per year, based on the common units outstanding immediately after completion of this offering. If the underwriters exercise their over-allotment option, the net proceeds will be used to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. Accordingly, the exercise of the underwriters’ over-allotment option in full will increase the total amount of units outstanding by 1,875,000 units and increase the amount of cash needed to pay the aggregate quarterly distribution by $694 thousand, or $2.8 million per year. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— Restrictions and Limitations on Cash Distributions” and “— Our Ability to Change Our Cash Distribution Policy.”

As of the date of this offering, our general partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. The general partner’s initial 0.1% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to us to maintain its current general partner interest.

The following table sets forth the estimated aggregate distribution amounts payable on our common units and our general partner’s 0.1% general partner interest during the year following the closing of this offering at our initial distribution rate of $0.37 per common unit per quarter (or $1.48 per common unit on an annualized basis):

	No Exercise of the Underwriters’			Full Exercise of the Underwriters’
	Over-Allotment Option			Over-Allotment Option
		Initial Quarterly			Initial Quarterly
		Distribution			Distribution
	Number of	One	Four	Number of	One	Four
	Units	Quarter	Quarters	Units	Quarter	Quarters

Distributions to public unitholders	12,500,000	$4,625,000	$18,500,000	14,375,000	$5,318,750	$21,275,000
Distributions to Pioneer GP(1)	27,520	10,182	40,730	29,397	10,877	43,508
Distributions to Pioneer USA	14,992,331	5,547,162	22,188,650	14,992,331	5,547,162	22,188,650

Total	27,519,851	$10,182,344	$40,729,380	29,396,728	$10,876,789	$43,507,158

(1)	The number of units shown for our general partner’s 0.1% general partner interest are general partner unit equivalents and assumes that our general partner maintains its 0.1% general partner interest upon exercise of the underwriters’ over-allotment option.

These distributions will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future. We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month with our initial distribution being made on or about May 15, 2008, for the period from the closing of this offering through the end of March 31, 2008. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.37 per common unit per quarter for the twelve months ended December 31, 2008. In those sections we present two tables, reflecting:

•	Our “Unaudited Pro Forma Available Cash to Pay Distributions,” in which we present the amount of pro forma available cash that we would have had available for distribution to our unitholders and our general partner with respect to the year ended December 31, 2006 and the twelve months ended September 30, 2007. Our calculation of pro forma available cash to pay distributions in this table should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed in an earlier period; and

•	Our “Estimated Cash Available to Pay Distributions” in which we present our estimate of the minimum estimated EBITDAX necessary for us to have sufficient cash available to pay distributions at the initial distribution rate on all the outstanding common units and general partner interests for the twelve months ended December 31, 2008.

Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2006 and the Twelve Months Ended September 30, 2007

If we had completed the transactions contemplated in this prospectus on January 1, 2006 and October 1, 2006, our pro forma available cash to pay distributions for the year ended December 31, 2006 and the twelve months ended September 30, 2007 would have been sufficient to pay the full initial distribution amount on all our common units and general partner interest.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown below in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should be viewed as only a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006, and for the twelve months ended September 30, 2007, the amount of available cash that would have been available for distribution to our unitholders and our general partner, assuming that this offering had been consummated at the beginning of such period.

Pioneer Southwest Energy Partners L.P.

Unaudited Pro Forma Available Cash To Pay Distributions

		Pro Forma
	Pro Forma	Twelve Months
	Year Ended	Ended
	December 31,	September 30,
	2006	2007
	(In thousands, except
	per unit amounts)

Net Income(a)	$55,518	$47,304
Plus:
Depreciation, depletion and amortization	8,058	8,691
Accretion of asset retirement obligations	100	101
Interest expense	—	—
Income tax provision	429	361

EBITDAX(b)	64,105	56,457
Less:
Capital expenditures(c)	(14,813)	(8,504)
Interest expense	—	—

Available cash for distribution	$49,292	$47,953

Annualized initial quarterly distribution per unit	$1.48	$1.48

Estimated cash distributions:
Distributions to public unitholders	$18,500	$18,500
Distributions to Pioneer USA	22,188	22,188
Distributions to Pioneer GP	41	41

Total estimated cash distributions	$40,729	$40,729

Excess	$8,563	$7,224

(a)	Pro forma net income for the year ended December 31, 2006 and the twelve months ended September 30, 2007 includes $2.5 million of incremental general and administrative expenses that we expect to incur as a result of being a public company.

(b)	Please read “Summary — Non-GAAP Financial Measures” for a definition of EBITDAX.

(c)	Represents historical capital expenditures for the Partnership Properties for the year ended December 31, 2006 and the twelve months ended September 30, 2007, respectively, primarily associated with the drilling of development wells.

We have entered into a new credit facility, which contains covenants limiting, among other things, our ability to make distributions, incur indebtedness, grant liens and engage in transactions with affiliates. Furthermore, our credit facility contains covenants requiring us to maintain a leverage ratio of indebtedness to EBITDAX of not more than 3.5 to 1.00, an interest coverage ratio of EBITDAX to interest expense of not less than 2.5 to 1.00 and a ratio of the net present value of projected future cash flows from our proved reserves to our indebtedness of not less than 1.75 to 1.00. Any subsequent replacement of our credit facility or any new indebtedness could have similar or more restrictive covenants. On a pro forma basis we did not have any outstanding indebtedness as of December 31, 2006 or September 30, 2007. In addition, on a pro forma basis, we did not incur any interest expense during the year ended December 31, 2006 or for the twelve months ended September 30, 2007. Consequently, the financial covenants in our new credit facility were not calculated for the pro forma periods presented.

Estimated Cash Available for Distributions for the Twelve Months Ended December 31, 2008

In order for us to pay the quarterly distribution to our common unitholders at our initial distribution rate of $0.37 per unit per quarter for each quarter in the twelve months ended December 31, 2008, we estimate that, during that period, we must generate at least $62.7 million in EBITDAX, which we refer to as “Estimated Minimum EBITDAX.” The Estimated Minimum EBITDAX should not be viewed as management’s projection of the actual EBITDAX that we will generate during the twelve months ended December 31, 2008.

We believe that we will be able to generate the Estimated Minimum EBITDAX and pay distributions at the initial distribution rate for the twelve months ended December 31, 2008. In “— Assumptions and Considerations” below, we discuss the major assumptions underlying this belief. We can give you no assurance that our assumptions will be realized or that we will generate the Estimated Minimum EBITDAX or the expected level of available cash, in which event we will not be able to pay the initial quarterly distribution on our common units. When considering how we calculate estimated cash available for distribution, please keep in mind all the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in the prospectus, which discuss factors that could cause cash available for distribution to vary significantly from our estimates.

We do not as a matter of course make public projections as to future sales, earnings or other results. However, we have prepared the prospective financial information set forth below in the table entitled “Estimated Cash Available to Pay Distributions.” The accompanying prospective financial information, which is the responsibility of the management of our general partner, was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the Estimated Minimum EBITDAX necessary for us to have sufficient cash available to pay a distribution on the common units at the initial distribution rate. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Accordingly, they assume no responsibility for the prospective financial information. The auditors’ reports included in this prospectus relate to our historical financial information. They do not extend to the prospective financial information and should not be read to do so.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date in this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate the estimated EBITDAX necessary to pay the initial quarterly distribution on all our common units and general partner interest for the twelve months ended December 31, 2008. Our estimated EBITDAX is based on the projected results of operations for the twelve months ended December 31, 2008. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and “— Assumptions and Considerations.”

Pioneer Southwest Energy Partners L.P.

Estimated Cash Available to Pay Distributions

Forecasted for
Twelve Months Ended
December 31,
2008
(In thousands, except
per unit amounts)

Oil, NGL and gas revenue	$102,922
Interest income	320

Total revenue	103,242
Less:
Lease operating and workover expense	22,203
Production and ad valorem taxes	9,308
General and administrative expense	4,406
Depletion, depreciation and amortization expense	8,188
Interest expense	750
Income taxes	584

Net income	57,803
Adjustments to reconcile net income to estimated EBITDAX:
Add:
Depletion, depreciation and amortization expense	8,188
Interest expense	750
Income taxes	584

Estimated EBITDAX	67,325
Adjustments to reconcile estimated EBITDAX to estimated cash available for distributions:
Less:
Cash interest expense	575
Cash income taxes	584
Cash reserves for acquisitions(a)	20,808

Estimated cash available for distributions	$45,358

Annualized initial quarterly distribution per unit	$1.48

Estimated cash distributions:
Distributions to public unitholders	$18,500
Distributions to Pioneer USA	22,188
Distributions to Pioneer GP	41

Total estimated cash distributions	$40,729

Excess of cash available for distributions over estimated cash distributions(b)	$4,629

Estimated EBITDAX	$67,325
Less:
Excess of cash available for distributions over estimated cash distributions	4,629

Estimated minimum EBITDAX necessary to pay estimated cash distributions	$62,696

(a)	Represents the cash reserves being withheld during the forecast period to make acquisitions to replace approximately 297 BOEPD. The forecast assumes no acquisitions are consummated during the forecast period.

(b)	Assuming the underwriters exercise their over-allotment option in full, we will use the net proceeds to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. Accordingly, we estimate that our estimated cash available for distributions for such period would increase to $48.4 million. In such case, our total estimated cash distributions would increase to $43.5 million and the excess of cash available for distributions over estimated cash distributions would equal $4.9 million.

We have entered into a new credit facility, which contains covenants limiting, among other things, our ability to make distributions, incur indebtedness, grant liens and engage in transactions with affiliates. Furthermore, our credit facility contains covenants requiring us to maintain a leverage ratio of indebtedness to EBITDAX of not more than 3.5 to 1.00, an interest coverage ratio of EBITDAX to interest expense of not less than 2.5 to 1.00 and a ratio of the present value of net projected future cash flows from our proved reserves to our indebtedness of not less than 1.75 to 1.00. Any subsequent replacement of our credit facility or any new indebtedness could have similar or more restrictive covenants. During the forecast period and as of December 31, 2008, we are not forecasted to have any outstanding indebtedness. Consequently, the financial covenants in our new credit facility were not calculated for the forecast period.

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ended December 31, 2008, we expect to generate cash flow from operations in an amount sufficient to establish cash reserves for acquisitions and to pay the initial quarterly distribution on all common units and general partner interest through December 31, 2008.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay the full initial quarterly distribution (absent borrowings under our credit facility), or any amount, on all common units and the general partner interest, in which event the market price of our units may decline substantially. We will not be able to sustain our level of distributions without making acquisitions. We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves, and we plan to use external financing sources to increase our production and proved reserves. Because our proved reserves and production decline continually over time and because we do not own any undeveloped properties or leasehold acreage, we will need to make acquisitions to sustain our level of distributions to unitholders over time. In addition, decreases in commodity prices from current levels will adversely affect our ability to pay distributions. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.  The following table sets forth information regarding production of oil, NGL and gas on a pro forma basis for the twelve months ended September 30, 2007 and on a forecasted basis for the twelve months ended December 31, 2008:

	Pro Forma for	Forecasted for
	Twelve Months Ended	Twelve Months Ended
	September 30,	December 31,
	2007	2008

Annual Production:
Oil (MBbl)	1,126	1,055
NGL (MBbl)	448	415
Gas (MMcf)	1,874	1,766
Total (MBOE)	1,887	1,764
Average Daily Production:
Oil (Bbl)	3,085	2,891
NGL (Bbl)	1,227	1,137
Gas (Mcf)	5,134	4,837
Total (BOE)	5,169	4,835

The forecast reflects an estimated 7.4% production decline rate based on a comparison of the forecasted production for the twelve months ended December 31, 2007 of 1,905 MBOE to the forecasted production for the twelve months ended December 31, 2008. This forecasted decline rate for the twelve months ended December 31, 2008 reflects all of the Partnership Properties being on production for the entire period and is affected by the steeper initial decline rate associated with the new wells drilled and placed on production during the twelve months ended December 31, 2007. The forecasted decline rate for the twelve months ended December 31, 2009, as compared to the same period in 2008, is estimated to be 6.1%.

Prices.  The table below illustrates the relationship between oil, NGL and gas realized prices as a percentage of average NYMEX prices on a pro forma basis for the twelve months ended September 30, 2007 and our forecast for the twelve months ended December 31, 2008:

	Pro Forma for	Forecasted for
	Twelve Months Ended	Twelve Months Ended
	September 30,	December 31,
	2007	2008

Oil (dollars are per Bbl):
Average NYMEX oil price(a)	$64.72	$70.00
Differential to NYMEX oil price	1.19	1.25

Realized price	$63.53	$68.75

Differential as a percentage of average NYMEX oil price	2%	2%

NGL (dollars are per Bbl):
Average NYMEX oil price(a)	$64.72	$70.00
Differential to NYMEX oil price	31.93	33.60

Realized price	$32.79	$36.40

Differential as a percentage of average NYMEX oil price	50%	48%

Gas (dollars are per MMBtu/Mcf):
Average NYMEX gas price (per MMBtu)(a)	$6.76	$7.50
Differential to NYMEX gas price	1.87	2.14

Realized price (per Mcf)	$4.89	$5.36

Differential as a percentage of average NYMEX gas price	28%	29%

Total combined price (per BOE)	$50.54	$55.04

(a)	Forecasted prices for the twelve months ended December 31, 2008 were based on NYMEX prices of $70.00 per barrel for oil and $7.50 per MMBtu for gas, which are below current strip NYMEX prices for 2008 of $88.72 per barrel for oil and $8.13 per MMBtu for gas as of November 16, 2007.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations — Realized Commodity Prices,” included elsewhere in this prospectus for a discussion of how we market our oil, NGL and gas production.

Hedging.  At the closing of this offering, Pioneer will provide to us derivative contracts covering 3,667 BOE per day, or approximately 76%, of our estimated total production of 4,835 BOE per day for the twelve months ended December 31, 2008 using swap agreements. If the underwriters exercise their over-allotment option in full, approximately 71% of our estimated total production for the twelve months ended December 31, 2008 will be hedged. The following table reflects, with respect to the derivative contracts to be provided to us, the volumes of our production hedged and average prices at which the production will be hedged:

	Swaps
		Weighted
	Bbl per Day	Average Price

Oil:
January 2008 — December 2008	2,750	$75.73
Percent of estimated oil production	95%
NGL:
January 2008 — December 2008	500	$44.33
Percent of estimated NGL production	44%

	Swaps
		Weighted
	MMBtu per Day	Average Price(a)

Gas:
January 2008 — December 2008	2,500	$7.35
Percent of estimated gas production	52%

(a)	Represents a weighted average swap price for derivative contracts that are tied to the El Paso Natural Gas (Permian Basin) index.

For an explanation of the derivative contracts that will be provided to us to manage our exposure to volatility of commodity market prices, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure About Market Risk.”

Revenues.  The following table illustrates the primary components of revenues on a pro forma basis for the twelve months ended September 30, 2007 and on a forecasted basis for the twelve months ended December 31, 2008 (in thousands, except for per unit amounts):

	Pro Forma for		Forecasted for
	Twelve Months Ended		Twelve Months Ended
	September 30,		December 31,
	2007		2008
	Total	Per unit	Total	Per unit

Oil:
Oil revenues	$71,530	$63.53	$72,545	$68.75
Oil hedges gain (loss)	—	—	5,755	5.45

Total	$71,530	$63.53	$78,300	$74.20

NGL:
NGL revenues	$14,688	$32.79	$15,111	$36.40
NGL hedges gain (loss)	—	—	(542)	(1.31)

Total	$14,688	$32.79	$14,569	$35.09

Gas:
Gas revenues	$9,154	$4.89	$9,464	$5.36
Gas hedges gain (loss)	—	—	589	.33

Total	$9,154	$4.89	$10,053	$5.69

Total:
Oil, NGL and gas revenues	$95,372	$50.54	$97,120	$55.04
Hedges gain (loss)	—	—	5,802	3.29

Total	$95,372	$50.54	$102,922	$58.33

As reflected in the above table, we did not have any hedging arrangements on a pro forma basis for the twelve months ended September 30, 2007.

Interest Income.  Because of our plan to retain cash flow to fund acquisitions and capital expenditures, we may accumulate a cash balance. In that case, we expect to receive interest income on our cash balances in the range of two to four percent on an annualized rate. For the twelve months ended December 31, 2008, we estimate interest income of approximately $320 thousand. On a pro forma basis for the twelve months ended September 30, 2007, no interest income was recognized.

Capital Expenditures and Expenses

Capital Expenditures.  Because we do not own any undeveloped properties or leasehold acreage, we anticipate replacing declining production through acquisitions of producing oil and gas properties from Pioneer or third parties. Based on the forecasted production of 4,835 BOEPD for the twelve months ended December 31, 2008 and an estimated 6.1% decline rate for the producing oil and gas properties, we will need to replace approximately 297 BOEPD in order to keep our production flat. Our analysis of past transactions involving comparable oil and gas properties indicates that proved developed reserves in the Spraberry field are selling in the range of $50,000 per BOEPD to $90,000 per BOEPD. As such, the forecast for the twelve months ended December 31, 2008 assumes that we reserve $21 million during the forecast period to be used to replace the expected annual production decline of 297 BOEPD. Although we anticipate making acquisitions during the year ending December 31, 2008, our forecast period does not reflect any acquisitions as we cannot predict whether we will be able to identify attractive assets or, if identified, that we will be able to negotiate acceptable purchase contracts. In future periods, we plan to expand our asset base through acquisitions of oil and gas assets and expect that we will use external financing sources to fund acquisitions that increase our production and proved reserves, including borrowings under our credit facility and other external financing, such as debt or equity offerings.

Because all of our properties are producing properties, we do not expect to incur any capital expenditures to maintain our currently producing oil and gas properties. Any maintenance expenditures are expected to be expense activities and, as such, will be primarily reflected as workover expense. Please read “Lease Operating and Workover Expense” below.

Lease Operating and Workover Expense.  The following table summarizes our lease operating and workover expense on an aggregate basis and on a per BOE basis for the pro forma twelve months ended September 30, 2007 and on a forecasted basis for the twelve months ended December 31, 2008 (in thousands, except per BOE amounts):

	Pro Forma for	Forecasted for
	Twelve Months Ended	Twelve Months Ended
	September 30,	December 31,
	2007	2008

Lease operating expense	$23,576	$21,199
Lease operating expense (per BOE)	$12.49	$12.01
Workover expense	$2,066	$1,004
Workover expense (per BOE)	$1.09	$0.57

Because of our declining production profile and the variable nature of certain of the components of our lease operating expense, we expect our aggregate lease operating expense for the twelve months ended December 31, 2008 to decline as compared to lease operating expense for the twelve months ended September 30, 2007. For 2008, we expect aggregate lease operating expenses and lease operating expense per BOE to decrease as a result of declining production. After 2008, however, we expect that our lease operating expense, on a per BOE basis, will increase because the variable cost component declines slower than production.

The pro forma twelve months ended September 30, 2007 reflects an unusually high workover expense level compared to historical trends and therefore is higher than our forecasted aggregate workover expense for the twelve months ended December 31, 2008. We expect the forecasted workover expense will be sufficient to cover maintenance expenditures.

Production and Ad Valorem Taxes.  The following table summarizes production and ad valorem taxes on an aggregate basis and as a percentage of revenues before the effects of hedging for the pro forma twelve months ended September 30, 2007 and on a forecasted basis for the twelve months ended December 31, 2008 (in thousands, except percentages):

	Pro Forma for	Forecasted for
	Twelve Months Ended	Twelve Months Ended
	September 30,	December 31,
	2007	2008

Oil, NGL and gas revenues, excluding hedging	$95,372	$97,120

Production taxes	$4,971	$5,180
Ad valorem taxes	3,703	4,128

Total taxes	$8,674	$9,308

Production taxes as a percentage of revenue	5.2%	5.3%
Ad valorem taxes as a percentage of revenue	3.9%	4.3%

Our production taxes are calculated as a percentage of our oil, NGL and gas revenues, excluding the effects of hedging. In general, as prices and volumes increase, our production taxes increase. As prices and volumes decrease, our production taxes decrease. In Texas, where the Spraberry field is located, ad valorem taxes are tied to the valuation of the oil and gas properties and therefore are reasonably correlated to revenues, excluding the effects of hedging. We expect our production taxes and ad valorem taxes to be higher for the twelve months ended December 31, 2008 than for the twelve months ended September 30, 2007 primarily as a result of higher commodity prices.

General and Administrative Expenses.  We estimate that our general and administrative expenses for the twelve months ended December 31, 2008 will be approximately $4.4 million, which includes $2.5 million of additional general and administrative expenses that we expect to incur as a result of being a public company and $1.9 million of general and administrative expenses allocated to us under the administrative services agreement that we will enter into prior to the closing of this offering. We expect our public company general and administrative expenses will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, fees of independent directors, accounting fees, audit fees and legal fees. On a pro forma basis, for the twelve months ended September 30, 2007, general and administrative expenses were approximately $4.6 million with respect to the Partnership Properties. Please read “Management — Reimbursement of Expenses,” “— Executive Compensation” and “— Long-Term Incentive Plan.”

Interest Expense.  Because we do not assume any borrowings during the twelve months ended December 31, 2008, we assume that we will not incur any interest expense during the period. We will incur commitment and administrative fees of approximately $575 thousand under our credit facility during that period. Also related to our credit facility, we will incur fees of approximately $875 thousand that will be amortized over the 5-year life of the facility. On a pro forma basis for the twelve months ended September 30, 2007, no interest expense was recorded.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ended December 31, 2008 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	There will not be any major adverse change in the energy industry or in general economic conditions; and

•	Market, insurance and overall economic conditions will not change substantially.

Forecasted Distributions.  Distributions on our common units and the general partner interest for the twelve months ended December 31, 2008 are forecast to be approximately $40.7 million in the aggregate. Quarterly distributions will be paid within 45 days after the close of each calendar quarter.

Sensitivity Analysis

Our ability to generate sufficient cash from our operations to pay distributions to our unitholders of not less than the initial quarterly distribution per unit for the twelve months ended December 31, 2008 is a function of two primary variables: production volumes and commodity prices, principally oil prices. In the paragraphs below, we discuss the impact that changes in either of these variables, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay the initial quarterly distribution on our outstanding units.

Production volume changes

The following table shows estimated EBITDAX under various assumed production levels for the twelve months ended December 31, 2008. The estimated EBITDAX amounts shown below are based on realized commodity prices that take into account our average NYMEX commodity price differential assumptions and applicable hedges.

Percentage of Forecasted Net Production	95%	100%	105%

Oil (MBbl)	1,002	1,055	1,108
NGL (MBbl)	394	415	436
Gas (MMcf)	1,677	1,766	1,854
Total (MBOE)	1,676	1,764	1,853
Oil (Bbl per day)	2,746	2,891	3,036
NGL (Bbl per day)	1,081	1,137	1,194
Gas (Mcf per day)	4,595	4,837	5,079
Total (BOEPD)	4,593	4,835	5,076
Estimated EBITDAX (in thousands):
Total revenue	$98,998	$103,242	$108,134
Production expenses	(31,046)	(31,511)	(31,977)
General and administrative expenses	(4,310)	(4,406)	(4,501)

Estimated EBITDAX	$63,642	$67,325	$71,657

Estimated minimum EBITDAX necessary to pay estimated cash distributions(a) (in thousands)	$62,663	$62,696	$62,735

Excess cash available for distributions (in thousands)	$979	$4,629	$8,922

(a)	Changes to estimated minimum EBITDAX for each assumed production level reflects the change in forecasted cash income tax payments associated with the Texas Margin tax.

Commodity price changes

The following table shows estimated EBITDAX under various assumed NYMEX oil and gas prices for the twelve months ended December 31, 2008. The estimated EBITDAX amounts shown below are based on realized commodity prices that take into account our average NYMEX commodity price differential assumptions. For the twelve months ended December 31, 2008, Pioneer has entered into and will provide to us hedge derivative contracts covering 3,667 BOEPD, or approximately 76% of our estimated total production (71% of our estimated total production if the underwriters exercise their over-allotment option in full). Specifically, Pioneer will provide to us derivative contracts covering 95%, 44% and 52% of our estimated oil, NGL and gas production for the twelve months ended December 31, 2008.

NYMEX oil price (per Bbl)	$40.00	$50.00	$60.00	$70.00	$80.00
Realized oil price (per Bbl)	$72.74	$73.23	$73.72	$74.20	$74.69
Realized NGL price (per Bbl)	$28.07	$30.41	$32.75	$35.09	$37.44
NYMEX gas price (per MMBtu)	$4.00	$5.00	$6.00	$7.00	$8.00
Realized gas price (per Mcf)	$4.70	$4.99	$5.27	$5.55	$5.83
Estimated EBITDAX (in thousands):
Total revenue	$97,009	$99,003	$100,997	$102,991	$104,984
Production expenses	(27,368)	(28,721)	(30,075)	(31,428)	(32,782)
General and administrative expenses	(4,406)	(4,406)	(4,406)	(4,406)	(4,406)

Estimated EBITDAX	$65,235	$65,876	$66,516	$67,157	$67,796

Estimated minimum EBITDAX necessary to pay estimated cash distributions(a) (in thousands)	$62,675	$62,682	$62,688	$62,694	$62,701

Excess cash available for distributions (in thousands)	$2,560	$3,194	$3,828	$4,463	$5,095

(a)	Changes to estimated minimum EBITDAX for each NYMEX oil and gas price assumption reflects the change in forecasted cash income tax payments associated with the Texas Margin tax.

Our estimated EBITDAX does not change proportionately to changes in NYMEX oil and gas prices due to the effects of our hedging program described above. Changes in production taxes and ad valorem taxes are correlated with commodity prices because they are calculated as a percentage of our oil, NGL and gas revenues, excluding the effects of hedging. We have assumed no changes in lease operating expense during the twelve months ended December 31, 2008. Nevertheless, a sustained decline in oil, NGL and gas prices would lead to a decline in lease operating expense as well as a reduction in our realized oil, NGL and gas prices. Therefore, the foregoing table may not reflect all changes to estimated EBITDAX resulting from commodity price fluctuations.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ended March 31, 2008, we distribute all of our available cash to unitholders of record on the applicable record date. The initial distribution will be prorated to include available cash for the period from the closing of this offering through March 31, 2008 based on the actual length of the period.

The term “available cash,” for any quarter, means all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters.

•	plus, if our general partner so determines, all or a portion of any additional cash or cash equivalents on hand on the date of determination of available cash for the quarter.

We will distribute 99.9% of our available cash to our unitholders, pro rata, and 0.1% of our available cash to our general partner.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Set forth below is selected historical financial data for Pioneer Southwest Energy Partners L.P. Predecessor, the predecessor to Pioneer Southwest Energy Partners L.P., and pro forma financial data of Pioneer Southwest Energy Partners L.P., as of the dates and for the periods indicated.

The selected historical financial data presented as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus. The selected historical financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 are derived from the unaudited carve out financial statements of our predecessor. The selected historical financial data presented as of September 30, 2007 and for the nine months ended September 30, 2006 and September 30, 2007 are derived from the unaudited carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus. This financial information consists of certain of Pioneer’s oil and gas properties, other assets, liabilities and operations located in the Spraberry field in the Permian Basin of West Texas, which our operating company will own on or prior to the completion of this offering. Due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability of Future Results,” our future results of operations will not be comparable to our predecessor’s historical results.

The selected pro forma financial data presented for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 are derived from the unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. included elsewhere in this prospectus. The unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. give pro forma effect to the following significant transactions:

•	our sale of 12,500,000 common units to the public for estimated gross proceeds of approximately $250.0 million;

•	payment of an underwriting discount of $16.3 million and estimated net offering expenses of approximately $2.7 million;

•	use of net proceeds of approximately $231.0 million to purchase a portion of the interest in our operating company, which holds our oil and gas properties, from Pioneer;

•	the contribution of the remaining interests in our operating company to us by Pioneer in exchange for a 0.1% general partner interest and the issuance of 14,992,331 common units;

•	Pioneer’s providing to us derivative contracts covering approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE of our estimated production for the years 2008, 2009 and 2010, respectively;

•	payment to Pioneer of an administrative fee under an administrative services agreement pursuant to which Pioneer will manage our assets and perform other administrative services for us;

•	the incurrence of $2.5 million in incremental, direct general and administrative costs associated with being a publicly traded partnership. These direct costs are not reflected in the historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor;

•	payment of overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee), instead of the direct internal costs of Pioneer. Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. Because the properties were previously both owned and operated by Pioneer, the payment of the overhead charge associated with the COPAS fee is not included in the historical financial statements of Pioneer Southwest Energy Partners L.P. Predecessor; and

•	payment to Pioneer pursuant to a tax sharing agreement for our share of state and local income and other taxes (currently only the Texas Margin tax) to the extent that our results are included in a combined or consolidated tax return filed by Pioneer.

The unaudited pro forma balance sheet as of September 30, 2007 assumes the transactions listed above occurred on September 30, 2007. The unaudited pro forma statements of operations data for the year ended December 31, 2006 and the nine months ended September 30, 2007 assumes the transactions listed above occurred on January 1, 2006.

You should read the following table in conjunction with “Summary — Our Partnership Structure and Formation Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor, and the unaudited pro forma financial statements of Pioneer Southwest Energy Partners L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, EBITDAX, which we use in our business. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. See “Summary — Non-GAAP Financial Measures” for an explanation of this measure and a reconciliation of it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

								Pioneer Southwest Energy
	Pioneer Southwest Energy Partners L.P. Predecessor							Partners L.P. (Pro Forma)
						Nine Months			Nine Months
						Ended		Year Ended	Ended
	Year Ended December 31,					September 30,		December 31,	September 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
						(Unaudited)		(Unaudited)
	(In thousands, except per unit data)

Statements of operations data:
Revenues:
Oil	$25,146	$32,429	$45,854	$64,643	$76,263	$59,157	$54,424	$76,263	$54,424
Natural gas liquids	5,771	7,924	11,142	13,620	15,383	11,900	11,205	15,383	11,205
Gas	4,854	7,915	9,079	12,064	9,614	7,368	6,908	9,614	6,908

Total revenues	35,771	48,268	66,075	90,327	101,260	78,425	72,537	101,260	72,537

Expenses:
Production:
Lease operating expense(a)	10,052	11,817	13,154	15,030	17,481	13,355	13,919	22,804	18,136
Production and ad valorem taxes	3,294	4,017	5,483	7,624	8,859	6,772	6,587	8,859	6,587
Workover	1,068	400	697	917	1,013	756	1,810	1,013	1,810
Depletion, depreciation and amortization	5,937	5,969	6,055	6,640	7,282	5,271	5,926	8,058	6,486
General and administrative	2,064	2,459	3,275	4,736	4,292	3,239	3,241	4,456	3,384
Accretion of discount on asset retirement obligations	—	138	202	110	100	75	76	100	76
Other	—	—	47	64	23	23	5	23	5

Total expenses	22,415	24,800	28,913	35,121	39,050	29,491	31,564	45,313	36,484

Income before income taxes and cumulative effect of change in accounting principle	13,356	23,468	37,162	55,206	62,210	48,934	40,973	55,947	36,053
Income tax provision	—	—	—	—	(429)	(429)	(410)	(429)	(361)

Income before cumulative effect of change in accounting principle	13,356	23,468	37,162	55,206	61,781	48,505	40,563	55,518	35,692
Cumulative effect of change in accounting principle	—	1,303	—	—	—	—	—	—	—

Net income	$13,356	$24,771	$37,162	$55,206	$61,781	$48,505	$40,563	$55,518	$35,692

Net income per common unit								$2.02	$1.30

								Pioneer Southwest Energy
	Pioneer Southwest Energy Partners L.P. Predecessor							Partners L.P. (Pro Forma)
						Nine Months			Nine Months
						Ended		Year Ended	Ended
	Year Ended December 31,					September 30,		December 31,	September 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
						(Unaudited)		(Unaudited)
	(In thousands)

Balance Sheet Data (at period end):
Working capital	$3,056	$3,352	$5,636	$6,691	$5,607	$5,473	$6,488		$5,417
Total assets	$100,054	$115,723	$128,165	$141,990	$148,251	$147,575	$148,360		$149,643
Long-term debt	$—	$—	$—	$—	$—	$—	$—		$—
Partners’ equity	$98,594	$110,601	$123,466	$136,049	$141,968	$140,110	$141,180		$139,153
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$19,270	$29,279	$41,493	$60,842	$70,675	$55,499	$46,095
Investing activities	$(896)	$(16,516)	$(17,198)	$(18,221)	$(14,813)	$(11,053)	$(4,744)
Financing activities	$(18,374)	$(12,763)	$(24,295)	$(42,621)	$(55,862)	$(44,446)	$(41,351)
Other Financial Data (unaudited):
EBITDAX			$43,419	$61,956	$69,592	$54,280	$46,975	$64,105	$42,615

(a)	The historical lease operating expense of the Partnership Predecessor includes direct internal costs of Pioneer to operate the Partnership Properties of $696 thousand, $810 thousand, $1.0 million, $1.1 million and $1.5 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and $1.1 million and $1.2 million for the nine months ended September 30, 2006 and 2007, respectively. Our pro forma lease operating expense includes a COPAS fee of $6.8 million and $5.1 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical and Pro Forma Financial Data” and the financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the volatility of oil, NGL and gas prices, production timing and volumes, estimates of proved reserves, operating costs and capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. As a result of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

We are a Delaware limited partnership recently formed by Pioneer to own and acquire oil and gas assets in our area of operations. Our area of operations consists of onshore Texas and eight counties in the southeast region of New Mexico. All of our oil and gas properties will be owned by our operating company. These properties consist of non-operated working interests in approximately 1,100 identified producing wells, with 29.8 MMBOE of proved reserves as of December 31, 2006. We will own a 75% average working interest in these wells and Pioneer will retain an 18% average working interest in these wells. Pioneer is the operator of all of our wells. The properties that we will own at the closing of this offering will not include any undeveloped properties or leasehold acreage.

All of our properties are located in the Spraberry field in the Permian Basin of West Texas. According to the Energy Information Administration, the Spraberry field is the seventh largest oil field in the United States, and we believe that Pioneer is the largest operator in the field based on recent production information. Our properties produced approximately 5,193 BOEPD for the nine months ended September 30, 2007 and 5,469 BOEPD for the year ended December 31, 2006. Production from our properties was comprised 60%, 24% and 16% of oil, NGL and gas, respectively, during the nine months ended September 30, 2007; and, 59%, 24% and 17% of oil, NGL and gas, respectively, during the year ended December 31, 2006. Underlying our properties at December 31, 2006 was approximately 29.8 MMBOE of proved reserves, over 98% of which represent proved developed reserves.

How We Evaluate Our Operations

We use a variety of financial and operational measures to assess our performance. Among those measures are the following:

•	volumes of oil, NGL and gas produced;

•	realized commodity prices;

•	production expenses and general and administrative (“G&A”) expenses;

•	net income;

•	net cash provided by operating activities; and

•	EBITDAX.

Volumes of Oil, NGL and Gas Produced

The following table presents historical production volumes for our properties for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2006 and 2007:

				Nine Months
	Year Ended December 31,			Ended September 30,
	2004	2005	2006	2006	2007

Oil (MBbl)	1,151	1,179	1,175	888	839
NGL (MBbl)	499	480	487	368	329
Gas (MMcf)	2,085	2,038	2,002	1,504	1,376
Total (MBOE)	1,998	1,999	1,996	1,507	1,397
Average daily production (BOEPD)	5,457	5,474	5,469	5,602	5,193

The table above includes volumes produced from certain wells that were placed on production during the periods presented that offset the effect of declining production volumes from those wells that were producing for the entire period.

Realized Commodity Prices

Factors Affecting the Sales Price of Oil, NGL and Gas.  We market our oil, NGL and gas production to a variety of purchasers based on regional pricing. The relative prices of oil, NGL and gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

•	Oil Prices. The NYMEX futures price of oil is a widely used benchmark in the pricing of domestic and imported oil in the United States. The actual prices realized from the sale of oil differ from the quoted NYMEX price as a result of quality and location differentials.

Quality differentials to NYMEX prices result from the fact that oils differ from one another due to their different molecular makeup, which plays an important part in their refining and subsequent sale as petroleum products. Among other things, there are two characteristics that commonly drive quality differentials: (1) the oil’s American Petroleum Institute, or API, gravity and (2) the oil’s percentage of sulfur content by weight. In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value and, therefore, normally sells at a higher price than heavier oil. Oil with low sulfur content (“sweet” crude oil) is less expensive to refine and, as a result, normally sells at a higher price than the high sulfur-content oil (“sour” crude oil).

Location differentials to NYMEX prices result from variances in transportation costs based on the produced oil’s proximity to the major consuming and refining markets to which it is ultimately delivered. Oil that is produced close to major consuming and refining markets, such as near Cushing, Oklahoma, is in higher demand as compared to oil that is produced farther from such markets and, consequently, normally realizes a higher price (i.e., a lower location differential to NYMEX).

The oil produced from our properties is a sweet crude oil with a relatively high average API gravity. We sell our oil at a NYMEX price, which is adjusted for a Midland, Texas to Cushing, Oklahoma transportation differential (the “Midland — Cushing Differential”). The Midland — Cushing Differential varies, but is normally a discount to the NYMEX price.

•	NGL Prices. Gas produced from a wellhead is infused with NGLs and is referred to as “wet gas.” Wet gas is generally sold at the wellhead or transported to a gas processing plant where the NGLs are separated from the wet gas leaving a “dry gas” residue. Both the NGLs and dry gas residue are transported from or sold at a gas processing plant’s “tailgate.”

NGLs are generally composed of five marketable components, which, ordered from lightest to heaviest, are: (1) ethane, (2) propane, (3) isobutane, (4) normal butane and (5) normal gasoline. The lighter liquid components normally realize higher prices than the heavier components.

Virtually all of the Partnership Properties’ gas production is sent through a gas processing plant. The NGLs recovered from the processing of our wet gas are sold as blended NGL barrels at a Mont Belvieu posted price, which is representative of the weighted average market value of the five liquid component products. Approximately 20% of our NGL and dry gas residue value is retained by the gas processing plants as compensation for processing our wet gas into its NGL and dry gas residue components, which is commonly referred to as a percent of proceeds, or POP, arrangement.

Our realized NGL price is closely correlated with the NYMEX oil price. Our NGL differential primarily takes into account the relative liquid component mix, the discount that NGLs sell relative to oil and the effects of the NGL value deduction retained by the gas processing plants.

•	Gas. The NYMEX price of gas is a widely used benchmark for the pricing of gas in the United States. Similar to oil, the actual prices realized from the sale of gas differ from the quoted NYMEX price as a result of quality and location differentials.

Quality differentials to NYMEX prices result from: (1) the Btu content of gas, which measures its heating value, and (2) the percentage of sulfur content by volume. Wet gas with a high Btu content sells at a premium to low Btu content wet gas because high Btu content wet gas yields a greater quantity of NGLs. Gas with low sulfur content sells at a premium to high sulfur content gas because the cost to separate the sulfur from the gas and render it marketable exceeds the market value of the recovered sulfur.

Location differentials to NYMEX prices result from variances in transportation costs based on the gas’ proximity to major consuming markets to which it is ultimately delivered. Also affecting the differential are the effects of the dry gas value deduction retained by the gas processing plant. Our properties produce wet gas with an average energy content of approximately 1,400 Btu and low sulfur content. The dry gas residue from our Partnership Properties is generally sold based on index prices in the region. Generally, these index prices have historically been at a discount to NYMEX gas prices.

Hedging Transactions.  We plan to enter into derivative instruments to mitigate the impact of commodity price volatility on our cash flow from operations. For an explanation of the derivative instruments we plan to enter into to manage our exposure to volatility of commodity market prices, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

At the closing of the offering, Pioneer will provide to us certain oil, NGL and gas derivative contracts. The following table reflects, with respect to the derivative contracts to be provided to us, the volumes of our production hedged and the average prices at which the production will be hedged:

	Year Ended December 31,
	2008	2009	2010

Oil Hedges:
Average daily oil production to be hedged:
Swap contracts:
Volume (Bbls)	2,750	2,500	2,000
Price per Bbl	$75.73	$74.10	$70.83
NGL Hedges:
Average daily NGL production to be hedged:
Swap contracts:
Volume (Bbls)	500	500	500
Price per Bbl	$44.33	$41.75	$39.63
Gas Hedges:
Average daily gas production to be hedged:
Swap contracts:
Volume (MMBtu)	2,500	2,500	2,500
Price per MMBtu	$7.35	$7.55	$7.33

Production Expenses and General and Administrative Expenses

In evaluating our production operations, we frequently monitor and assess our production expenses and G&A expenses per BOE produced. This measure allows us to better evaluate our operating efficiency and is also used by us in reviewing the economic feasibility of a potential acquisition.

•	Production Expenses. Production expenses are the costs incurred in the operation of producing and processing our production and are primarily comprised of lease operating expense, workover costs and production and ad valorem taxes. In general, lease operating expense and workover costs represent the components of production expenses over which we have management control, while production taxes and ad valorem taxes are directly related to changes in commodity prices. Additionally, certain components of lease operating expense are also impacted by energy and field services prices. For example, we incur power costs in connection with various production related activities such as pumping to recover oil and gas, and separation and treatment of water produced in connection with our production. Although these costs are highly correlated with production volumes, they are influenced not only by volumes produced but also by utility rates, inflation of field services costs and volumes of water produced. Certain items, however, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased expenses in periods during which they are performed.

After the closing of the offering, we will pay Pioneer overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee) instead of the direct internal costs incurred by Pioneer for operating the Partnership Properties. Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. Because the properties were both previously owned and operated by Pioneer, the payment of the overhead charges associated with the COPAS fee is not included in our historical results and will have the effect of increasing our lease operating expense. COPAS fees of $6.8 million and $5.1 million have been included in our pro forma statements of operations for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively.

The State of Texas and other states also regulate the development, production, gathering and sale of oil and gas, including imposing production taxes and requirements for obtaining drilling permits. In general, the State of Texas imposes a production tax on the underlying value of the oil, NGL and gas. As it relates to the Partnership Properties, the production tax is approximately 4.6% of the value of oil and 7.5% of the value of NGLs and gas. In addition to production taxes, the State of Texas imposes ad valorem taxes on the value of oil and gas reserves and related equipment.

•	G&A Expenses. In 2008, we expect to incur approximately $4.4 million of general and administrative expenses, of which approximately $2.5 million will be direct costs incurred as a result of being a public company and approximately $1.9 million will be paid to Pioneer as reimbursement for its overhead costs allocated pursuant to the formula in the administrative services agreement to be entered into with Pioneer.

Under the administrative services agreement, Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Pioneer is entitled to determine in good faith the expenses that are allocable to us. Pioneer has informed us that it intends to initially structure the reimbursement of these costs in the form of a quarterly billing of a portion of Pioneer’s aggregate general and administrative costs for its United States operations, with our allocable share to be determined on the basis of the proportion that our production bears to the combined United States production of Pioneer and us (excluding Alaskan production). Based on estimated 2007 costs, we expect that the initial annual reimbursement charge will be $1.08 per BOE of our production, or approximately $1.9 million for the twelve months ended December 31, 2008. Pioneer has indicated that it expects that it will review at least annually with the Pioneer GP board of directors this reimbursement and any changes to the methodology by which it is determined. Although we expect to pay third party expenses directly, under the administrative services agreement Pioneer will be reimbursed for any out-of-pocket expenses it incurs on our behalf.

EBITDAX

We define EBITDAX as net income (loss) plus:

•	Depletion, depreciation and amortization;

•	Impairment of long-lived assets;

•	Exploration expense;

•	Accretion of discount on asset retirement obligations;

•	Interest expense;

•	Income taxes;

•	Gain or loss on the disposition of assets;

•	Noncash commodity hedge related activity; and

•	Noncash equity-based compensation.

This definition of EBITDAX is the definition that will be utilized in our credit facility to determine the interest rate that we will pay on outstanding borrowings and to determine our compliance with the leverage and interest coverage tests. For more information about our credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

EBITDAX is also used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness;

•	our operating performance and return on capital as compared to those of other companies and partnerships in our industry, without regard to financing or capital structure; and

•	the feasibility of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

In addition, management uses EBITDAX to evaluate potential oil and gas asset acquisitions and cash flow available to pay distributions to unitholders.

EBITDAX should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or our ability to service debt obligations. EBITDAX specifically excludes changes in working capital, capital expenditures and other items that are set forth in a cash flow statement presentation of our operating, investing and financing activities. Any measures that exclude these elements have material limitations. To compensate for these limitations, we believe that it is important to consider both net income and net cash provided by operating activities determined under GAAP, as well as EBITDAX, to evaluate our financial performance and our liquidity. Our computation of EBITDAX may differ from computations of similarly titled measures of other companies due to differences in the inclusion or exclusion of items in our computations as compared to those of others.

Management compensates for the limitations of EBITDAX as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes.

Outlook

Significant factors that may impact future commodity prices include developments in the issues currently impacting Iraq and Iran and the Middle East in general; the extent to which members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil exporting nations are able to continue to manage oil supply through export quotas; and overall North American gas supply and demand fundamentals, including the impact of increasing liquefied natural gas (“LNG”) deliveries to the United States. Although we cannot predict the occurrence of events that will affect future commodity prices or the degree to which these prices will be affected, the prices for any commodity that we produce will generally approximate market prices in the geographic region of the production.

In order to address, in part, volatility in commodity prices, we have implemented a commodity price risk management program that is intended to reduce the volatility in our revenues. Under that program, we have adopted a policy that contemplates hedging the prices for approximately 65% to 85% of our expected production for a period of up to five years, as appropriate. Implementation of this policy will mitigate, but will not eliminate, our sensitivity to short-term changes in commodity prices. At the closing of this offering, Pioneer intends to provide to us certain derivative hedge contracts that hedge a significant portion of our estimated oil, NGL and gas production through 2010. Please read “— Quantitative and Qualitative Disclosures About Market Risk.”

Our future oil and gas reserves and production and our cash flow and ability to make distributions depend on our success in producing our current reserves efficiently and acquiring additional proved reserves economically. In order to sustain our level of distributions, we will need to make acquisitions that are accretive to distributable cash flow per unit. We expect to pursue acquisitions of producing oil and gas properties both from Pioneer and third parties. We plan to reserve a portion of our cash flow from operations to allow us to acquire producing oil and gas properties that will allow us to maintain a flat production profile and reserve levels. Without making these types of acquisitions, we likely will not be able to maintain our quarterly distribution levels.

Factors Affecting Comparability of Future Results

You should read the management’s discussion and analysis of our financial condition and results of operations in conjunction with our historical and pro forma financial statements included elsewhere in this prospectus. Below are the period-to-period comparisons of the historical results and the analysis of the financial condition of the Partnership Predecessor. In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from the Partnership Predecessor’s historical results due to a variety of factors, including the following:

Purchase of Derivatives.  The historical financial statements of the Partnership Predecessor do not contain any costs related to derivative transactions, because the derivatives that Pioneer utilized to hedge the production were not designated to the Partnership Properties. At the closing of this offering, Pioneer intends to provide certain derivative hedge contracts to us to hedge a significant portion of our estimated oil, NGL and gas production for the years ended December 31, 2008, 2009 and 2010. Once the derivative contracts are provided to us, and we enter into additional derivative transactions, we will bear the risks and rewards from these derivatives. Please read “How We Evaluate Our Operations — Realized Commodity Prices — Derivative Transactions” above, for a table of the hedge derivatives that Pioneer intends to provide to us.

General and Administrative Expenses.  We expect to incur approximately $2.5 million per year in incremental general and administrative expenses as a result of becoming a publicly traded entity. These costs include fees associated with our annual and quarterly reporting, tax returns and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services. These incremental general and administrative expenses are not reflected in the historical financial statements of the Partnership Predecessor.

Direct and indirect overhead costs that are included in the G&A expenses of the Partnership Predecessor were incurred in its capacity as the operator of the Partnership Properties. We will not be the operator of the Partnership Properties. Consequently, our general and administrative expenses will not bear those expenses. However, we will incur a per well overhead fee as a non-operator of the Partnership Properties that will be included in our production costs, as is further described below.

Production Expenses.  Pursuant to operating agreements with Pioneer, we will pay Pioneer overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee). Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. We will also pay Pioneer for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements. The COPAS fee for operating the wells is not reflected in the historical financial statements of the Partnership Predecessor.

Results of Operations for Pioneer Southwest Energy Partners L.P. Predecessor

The discussion of the results of operations and the period-to-period comparisons presented below analyzes the historical results of the Partnership Predecessor. The following discussion may not be indicative of future results.

Comparison of the three years ended December 31, 2006 and the nine months ended September 30, 2006 and 2007

Revenues and production.  The following table illustrates the primary components of revenues, production volumes and realized prices for the periods noted.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Revenues (in thousands):
Oil	$45,854	$64,643	$76,263	$59,157	$54,424
NGL	11,142	13,620	15,383	11,900	11,205
Gas	9,079	12,064	9,614	7,368	6,908

Total revenues	$66,075	$90,327	$101,260	$78,425	$72,537

Sales volumes:
Oil (MBbls)	1,151	1,179	1,175	888	839
NGL (MBbls)	499	480	487	368	329
Gas (MMcf)	2,085	2,038	2,002	1,504	1,376
Total (MBOE)	1,998	1,999	1,996	1,507	1,397
Average daily sales volumes:
Oil (Bbl)	3,144	3,230	3,220	3,301	3,119
NGL (Bbl)	1,363	1,314	1,335	1,368	1,223
Gas (Mcf)	5,696	5,584	5,484	5,591	5,115
Total (BOE)	5,457	5,474	5,469	5,602	5,193
Realized prices:
Oil (per Bbl)	$39.84	$54.83	$64.89	$66.62	$64.87
NGL (per Bbl)	$22.33	$28.40	$31.57	$32.34	$34.06
Gas (per Mcf)	$4.35	$5.92	$4.80	$4.90	$5.02
Total (per BOE)	$33.08	$45.21	$50.73	$52.04	$51.92
Average NYMEX prices:
Oil (per Bbl)	$41.41	$56.56	$66.22	$68.22	$66.23
Gas (per Mcf)	$6.09	$8.55	$7.26	$7.47	$6.88

Revenues.  Total revenues increased by $24.3 million for the year ended December 31, 2005, as compared to the year ended December 31, 2004, which was primarily due to a 38% increase in realized oil prices, a 36% increase in realized gas prices and a 27% increase in realized NGL prices. Total revenues increased by $10.9 million for the year ended December 31, 2006, as compared to the year ended December 31, 2005, due to an 18% increase in realized oil prices and an 11% increase in realized NGL prices, partially offset by a 19% decrease in realized gas prices. For the nine months ended September 30, 2007, as compared to the same period of 2006, total revenues decreased by $5.9 million, which was primarily the result of decreases of 6%, 11% and 9% in oil, NGL and gas sales volumes, respectively, and a decrease of 3% in oil prices, partially offset by a 5% and 2% increase in NGL and gas prices, respectively.

The table below illustrates the relationship between realized oil, NGL and gas prices and the related average NYMEX prices for the periods noted. Management analyzes this relationship to study trends in our oil, NGL and gas revenues.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007

Realized oil price (per Bbl)	$39.84	$54.83	$64.89	$66.62	$64.87
Average NYMEX oil price (per Bbl)	$41.41	$56.56	$66.22	$68.22	$66.23
Differential to NYMEX	$(1.57)	$(1.73)	$(1.33)	$(1.60)	$(1.36)
Realized price as a percentage of average NYMEX	96%	97%	98%	98%	98%
Realized NGL price (per Bbl)	$22.33	$28.40	$31.57	$32.34	$34.06
Average NYMEX oil price (per Bbl)	$41.41	$56.56	$66.22	$68.22	$66.23
Differential to NYMEX	$(19.08)	$(28.16)	$(34.65)	$(35.88)	$(32.17)
Realized price as a percentage of average NYMEX	54%	50%	48%	47%	51%
Realized gas price (per Mcf)	$4.35	$5.92	$4.80	$4.90	$5.02
Average NYMEX gas price (per MMBtu)	$6.09	$8.55	$7.26	$7.47	$6.88
Differential to NYMEX	$(1.74)	$(2.63)	$(2.46)	$(2.57)	$(1.86)
Realized price as a percentage of average NYMEX	71%	69%	66%	66%	73%

Production.  Our production increased 17 BOEPD for the year ended December 31, 2005, as compared to the year ended December 31, 2004, and decreased 5 BOEPD for the year ended December 31, 2006, as compared to the year ended December 31, 2005. We have been able to maintain relatively flat production over these annual periods primarily due to the addition of new production from development drilling activity by Pioneer that occurred over the respective periods. Our production decreased by 409 BOEPD, or 7%, during the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 primarily due to the steeper initial decline rate associated with new wells being drilled and placed on production. Most wells produce at high initial rates and their production declines as they mature. You should refer to “Our Drilling Activities” for information regarding gross and net wells drilled during 2004, 2005, 2006 and the nine months ended September 30, 2007. At the closing of this offering, we will not own any undeveloped properties or leasehold acreage.

Costs and expenses.  The following table summarizes our costs and expenses for the periods noted:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(In thousands, except per BOE amounts)

Costs and expenses:
Production:
Lease operating expense	$13,154	$15,030	$17,481	$13,355	$13,919
Production and ad valorem taxes	5,483	7,624	8,859	6,772	6,587
Workover costs	697	917	1,013	756	1,810

Total production costs	19,334	23,571	27,353	20,883	22,316
Depletion, depreciation and amortization	6,055	6,640	7,282	5,271	5,926
General and administrative	3,275	4,736	4,292	3,239	3,241
Accretion of discount on asset retirement obligations	202	110	100	75	76
Other	47	64	23	23	5

Total expenses	$28,913	$35,121	$39,050	$29,491	$31,564

Income tax provision	$—	$—	$(429)	$(429)	$(410)

Costs and expenses (per BOE):
Production:
Lease operating expense	$6.58	$7.52	$8.75	$8.87	$9.95
Production and ad valorem taxes	2.75	3.81	4.44	4.50	4.71
Workover costs	0.35	0.47	0.51	0.50	1.30

Total production costs	$9.68	$11.80	$13.70	$13.87	$15.97

Depletion, depreciation and amortization	$3.03	$3.32	$3.65	$3.50	$4.24

Production expenses.  Production expenses increased by $4.2 million and $3.8 million during the years ended December 31, 2005 and 2006, respectively, as compared to the twelve months ended December 31, 2004 and 2005, respectively, and increased by $1.4 million during the nine months ended September 30, 2007, as compared to the same period in 2006.

In general, lease operating expense and workover costs represent the components of production expenses over which we have management control, while production taxes and ad valorem taxes are directly related to commodity price changes. The increases in production expenses during each of the years ended December 31, 2005 and 2006 as compared to the prior year are primarily due to increases in production and ad valorem taxes and increases in field services and utility costs, primarily associated with general price inflation and rising commodity prices. During the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006, our lease operating expense increased by $564 thousand, or 4%, and our per BOE lease operating expense increased by $1.08 or 12%. The increase in lease operating expense is primarily due to service cost inflation, while the higher relative increase in per BOE lease operating expense reflects the service cost inflation and fixed costs comprising a portion of the lease operating expense, both of which are negatively impacted by declining production.

Historically, the Partnership Predecessor’s lease operating expense included an allocation of Pioneer’s direct internal costs associated with the operation of the Partnership Properties. After the closing of the offering Pioneer will charge us a COPAS fee related to the Partnership Properties. Assuming the COPAS fee had been charged in the Partnership Predecessor’s historical results, the lease operating expense would have been higher on a per BOE basis by $2.43, $2.61 and $2.67 for the years ended December 31, 2004, 2005 and 2006, respectively, and $2.66 and $3.02 for the nine months ended September 30, 2006 and 2007, respectively.

During the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006, our workover costs increased by $1.1 million, or 139%, and our per BOE workover costs increased by $0.80, or 160%. Our workover costs for the nine months ended September 30, 2007 reflect unusually high workover expenditures. In general, workover expenditures increase as producing wells mature. Older producing wells tend to require higher workover expenditures than do recently completed wells due to declining rates of production and increasing maintenance expenditures aimed at maintaining rates of production. During the nine months ended September 30, 2007, a greater number of wells required workover expenditures as compared to the nine months ended September 30, 2006.

Depreciation, depletion and amortization (“DD&A”) expense.  DD&A expense increased by $585 thousand and $642 thousand during the years ended December 31, 2005 and 2006, respectively, as compared to the years ended December 31, 2004 and 2005, respectively, and increased by $655 thousand during the nine months ended September 30, 2007 as compared to the same respective period in 2006. The increases are primarily attributable to an increasing trend in the Partnership Properties’ cost bases as a result of cost inflation in drilling rig rates and drilling supplies.

G&A expense.  As discussed above, G&A expense is an allocation from Pioneer. G&A expense increased by $1.5 million during the year ended December 31, 2005 as compared to the year ended December 31, 2004, primarily due to increases in Pioneer’s corporate staff levels and share-based compensation expense. During the year ended December 31, 2006, as compared to the year ended December 31, 2005, G&A expense decreased by $444 thousand. During the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006, G&A expense decreased by $2 thousand.

Income taxes.  The historical results were included in the federal income tax return of Pioneer. However, after this offering, we will be treated as a partnership for federal income tax purposes. Therefore, the historical results of the Partnership Predecessor do not include a provision for federal income taxes.

During May 2006, the State of Texas enacted legislation that changed the existing Texas franchise tax from a tax based on net income or taxable capital to an income tax based on a defined calculation of taxable margin (the Texas Margin tax). Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” requires that deferred tax balances be adjusted to reflect tax rate changes during the periods in which the tax rate changes are enacted. Therefore, the historical financial statements reflect $429 thousand, $429 thousand and $410 thousand, respectively, of deferred income tax charges for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007.

Liquidity and Capital Resources

Our primary sources of liquidity are expected to be cash generated from our operations, amounts available under our credit facility and funds from future private and public equity and debt offerings.

Our partnership agreement requires that we distribute all of our available cash to our unitholders and the general partner. In making cash distributions, our general partner will attempt to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement will permit our general partner to establish cash reserves to be used to pay distributions for any one or more of the next four quarters. In addition, our partnership agreement allows our general partner to borrow funds to make distributions.

We may borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long-term, but short-term factors have caused available cash from operations to be insufficient to sustain our level of distributions. In addition, we plan to hedge a significant portion of our production. We generally will be required to settle our commodity hedge derivatives within five days of the end of the month. As is typical in the oil and gas industry, we do not generally receive the proceeds from the sale of our hedged production until 45 to 60 days following the end of the month. As a result, when commodity prices increase above the fixed price in the derivative contracts, we will be required to pay the derivative counterparty the difference between the fixed price in the derivative contract and the market price before we receive the proceeds from the sale of the hedged production. If this occurs, we may make working capital borrowings to fund our distributions. Because we will distribute all of our available cash, we will not have those amounts available to reinvest in our business to increase our proved reserves and production and as a result, we may not grow as quickly as other oil and gas entities or at all.

We plan to reinvest a sufficient amount of our cash flow in acquisitions in order to maintain our production and proved reserves, and we plan to use external financing sources to increase our production and proved reserves. Because our proved reserves and production decline continually over time and because we do not own any undeveloped properties or leasehold acreage, we will need to make acquisitions to sustain our level of distributions to unitholders over time. In estimating the minimum amount of EBITDAX that we must generate to pay our initial quarterly distribution to the unitholders for each quarter for the twelve months ended December 31, 2008, we have assumed that we will incur capital expenditures of $21 million for acquisitions in order to allow us to maintain a flat production profile. This estimate is based on our knowledge of recent acquisitions in the Spraberry field; however, our actual costs for these acquisitions could be higher or lower. We plan to fund these capital expenditures with cash flow from operations.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures, reduce distributions to unitholders, and/or fund a portion of our capital expenditures using borrowings under our credit facility, issuances of debt and equity securities or from other sources, such as asset sales or reduced distributions. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by the covenants in our credit facility. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to maintain our production or proved reserves.

Cash Flows

Operating activities.  Net cash provided by operating activities during the years ended December 31, 2004, 2005 and 2006 and the nine month periods ended September 30, 2006 and 2007 was $41.5 million, $60.8 million, $70.7 million, $55.5 million and $46.1 million, respectively. The increases in net cash provided by operating activities during each of the years 2005 and 2006 as compared to the prior year were primarily due to upward trending commodity prices. The decrease in net cash provided by operating activities during the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was primarily due to decreases in commodity prices and production volumes and an increase in working capital.

Investing activities.  Net cash used by investing activities during the years ended December 31, 2004, 2005 and 2006 and the nine month periods ended September 30, 2006 and 2007 was $17.2 million, $18.2 million, $14.8 million, $11.1 million and $4.7 million, respectively. During these periods, investing activities were comprised of additions to oil and gas properties. The declining trend in additions to oil and gas properties is due to the $10.5 million acquisition of certain of the Partnership Properties during 2004 and completion of development drilling operations on the Partnership Properties during this time frame.

Financing activities.  The Partnership Predecessor’s financing activities were limited to distributions of cash to Pioneer during the periods presented.

Credit Facility

During October 2007, we entered into a $300 million unsecured revolving credit facility. The credit facility is available for general partnership purposes, including working capital, capital expenditures and distributions. Indebtedness under the credit facility bears interest initially at LIBOR plus 0.875%. The credit facility matures five years from the closing of this offering, unless extended. We will be allowed to prepay all loans under the credit facility in whole or in part from time to time without premium or penalty, subject to certain restrictions in the credit facility. Under the terms of the credit facility, we may increase borrowing commitments under the credit facility by an additional maximum amount of $100 million if the lenders increase their commitments or if commitments of new lenders are added.

The credit facility requires us to maintain a leverage ratio (the ratio of our indebtedness to our EBITDAX, in each case as defined by the credit facility) of not more than 3.5 to 1.00 and on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions, not more than 4.0 to 1.00. Our credit facility also requires us to maintain a ratio of the net present value of projected future cash flows from our proved reserves to our indebtedness of not less than 1.75 to 1.00. Initially, we believe that this ratio will limit borrowings under the credit facility to approximately $150 million. In addition, the credit facility requires us to maintain an interest coverage ratio (the ratio of our EBITDAX to our interest expense, in each case as defined by the credit facility) of not less than 2.5 to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination. Our credit facility also requires us to enter into hedging arrangements for not less than 65% (nor more than 85%) of our projected production attributable to proved developed producing reserves through December 31, 2010.

In addition, the credit facility contains various covenants that limit, among other things, our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	pay distributions or repurchase equity;

•	make investments;

•	sell or otherwise dispose of our assets, businesses and operations; and

•	materially alter the character of our business.

The credit facility prohibits us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit facility) exists. Such events of default include, among others, nonpayment of principal or interest, violations of covenants, bankruptcy and material judgments and liabilities.

Volumetric Production Payment

Our title to the Partnership Properties will be burdened by a volumetric production payment (“VPP”) commitment of Pioneer. During April 2005, Pioneer entered into a volumetric production payment agreement, or VPP, pursuant to which it sold 7.3 MMBOE of proved reserves in the Spraberry field. The VPP obligation required the delivery by Pioneer of specified quantities of gas through December of 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (iv) transfer title of the reserves to the purchaser; and (v) allow Pioneer to retain the remaining reserves after the VPP volumetric quantities have been delivered.

Virtually all the properties that our operating company will own at the closing of this offering are subject to the VPP and will remain subject to the VPP after the closing of this offering. Pioneer will agree that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from our properties subject to the VPP. If any production from the interests in the properties that we own is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to us for the value of our production (computed by taking the volumes delivered to meet the VPP obligation times the price we would have received for the related volumes, plus any out-of-pocket expenses or other losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. Accordingly, the VPP obligation should not affect our liquidity. In the future, we expect that the VPP obligation can be fully satisfied by delivery of production from properties that are retained by Pioneer. To the extent Pioneer fails to make any cash payment associated with any of our volumes delivered pursuant to the VPP obligation, the decrease in our production would result in a decrease in our cash available for distribution.

Contractual Obligations

As of December 31, 2006, our contractual obligations were limited to asset retirement obligations and other liabilities (principally comprised of environmental obligations). The following table summarizes by period the payments due for our estimated contractual obligations as of December 31, 2006:

	Payments Due by Year
		2008 and	2010 and
	2007	2009	2011	Thereafter
	(In thousands)

Asset retirement obligations(a)	$—	$—	$—	$1,367
Other liabilities(b)	16	—	—	—

	$16	$—	$—	$1,367

(a)	Please read Note 4 of Notes to Carve Out Financial Statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus for information regarding our asset retirement obligations.

(b)	Other liabilities represent current and noncurrent other liabilities that are comprised of environmental obligations and other liabilities for which neither the ultimate settlement amounts nor their timings can be precisely determined in advance. Please read Note 3 of Notes to Carve Out Financial Statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus for information regarding these obligations.

In addition, our contractual obligations now include our credit facility as described above and, in the future, we will be party to the following contractual arrangements, which will subject us to further contractual obligations:

•	an administrative services agreement pursuant to which Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Pioneer will be reimbursed for its costs in providing services to us pursuant to a formula in the administrative services agreement;

•	operating agreements pursuant to which we will pay Pioneer a COPAS fee for each well Pioneer operates for us; and

•	a tax sharing agreement pursuant to which we will pay Pioneer for our share of state and local income and other taxes (currently only the Texas Margin tax) to the extent that our results are included in a combined or consolidated tax return filed by Pioneer.

Off-Balance Sheet Arrangements

As of September 30, 2007, we did not have any off-balance sheet arrangements. We may periodically enter into operating leases for compressors and other items such as lease and well equipment. We have entered into a credit facility. In accordance with GAAP, there is no carrying value recorded for operating leases or for a credit facility until we borrow from the facility. In the future we may use off-balance sheet arrangements such as undrawn credit facility commitments, including letters of credit; operating lease agreements; or purchase commitments to finance portions of our capital and operating needs. Please read “— Contractual Obligations” and “— Liquidity and Capital Resources — Volumetric Production Payment” above for more information.

Critical Accounting Estimates

We prepared our carve out financial statements in accordance with GAAP. GAAP represents a comprehensive set of accounting and disclosure rules and requirements, the application of which requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. Following is a discussion of our most critical accounting estimates, judgments and uncertainties that are inherent in the application of GAAP.

Asset retirement obligations.  We have significant obligations to remove tangible equipment and facilities and to restore land at the end of oil and gas production operations. Our removal and restoration obligations are primarily associated with plugging and abandoning wells. Estimating the future restoration and removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations.

Inherent in the present value calculation are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Changes in any of these estimates can result in revisions to the estimated asset retirement obligation. Revisions to the estimated asset retirement obligation are recorded with an offsetting change to the carrying amount of the related oil and gas properties, resulting in prospective changes to depletion and accretion expense. Assuming the estimated liability for asset retirement obligations doubled (an increase of approximately $1.4 million), the effect on our (i) basis in our oil and gas properties, (ii) annual DD&A resulting expense and (iii) annual accretion of asset retirement obligation expense would not be material to our financial position or results of operations. Because of the subjectivity of assumptions and the relatively long life of most of our oil and gas properties, the costs to ultimately retire these assets may vary significantly from our estimates.

Successful efforts method of accounting.  We utilize the successful efforts method of accounting for oil and gas producing activities as opposed to the full cost method. The critical difference between the successful efforts method of accounting and the full cost method is as follows: under the successful efforts method, exploratory dry holes and geological and geophysical exploration costs are charged against earnings during the periods in which they occur, whereas, under the full cost method of accounting, such costs and expenses are capitalized as assets, pooled with the costs of successful wells and charged against the earnings of future periods as a component of depletion expense. Historically, the Partnership Predecessor did not have any exploratory drilling activities or incur geological and geophysical costs and therefore the financial results utilizing the successful efforts method did not significantly differ from that of the full cost method. However, in the future if we drill unsuccessful exploratory wells or incur geological and geophysical costs, these activities will negatively impact our future financial results.

Based on our estimated proved reserves and our net oil and gas properties subject to depletion at December 31, 2006: (i) a five percent increase in our costs subject to depletion would increase our DD&A rate by $0.21 per BOE and (ii) a five percent positive or negative revision for our estimated proved reserves would decrease or increase our DD&A rate by approximately $0.21 per BOE.

Proved reserve estimates.  Estimates of our proved reserves included in this prospectus are prepared in accordance with GAAP and SEC guidelines. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.

Our proved reserve information included in this prospectus as of December 31, 2004, 2005 and 2006 was prepared by Pioneer’s reservoir engineers and as of December 31, 2006 audited by independent petroleum engineers. Estimates prepared by third parties may be higher or lower than those included herein.

Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify, positively or negatively, material revisions to the estimate of proved reserves.

It should not be assumed that the standardized measure included in this prospectus as of December 31, 2006 is the current market value of our estimated proved reserves. In accordance with SEC requirements, we based the standardized measure on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

On a pro forma basis, if oil prices at December 31, 2006 had decreased by $5.00 per barrel, then (i) the standardized measure would have decreased by $35.3 million, from $333.8 million to $298.5 million, and (ii) estimated proved reserves would have decreased by 800 MBOE, from 29,793 MBOE to 28,993 MBOE.

Our estimates of proved reserves materially impact depletion expense. If the estimates of proved reserves decline, the rate at which we record depletion expense will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomical to drill for and produce higher cost fields. In addition, a decline in proved reserve estimates may impact the outcome of our assessment of our proved properties for impairment.

Impairment of proved oil and gas properties.  We review our proved properties to be held and used whenever management determines that events or circumstances indicate that the recorded carrying value of the properties may not be recoverable. Management assesses whether or not an impairment provision is necessary based upon its outlook of future commodity prices and net cash flows that may be generated by the properties and if a significant downward revision has occurred to the estimated proved reserves. Proved oil and gas properties are reviewed for impairment at the level at which depletion of proved properties is calculated.

Environmental contingencies.  Our management makes judgments and estimates in recording liabilities for ongoing environmental remediation. Actual costs can vary from such estimates for a variety of reasons. Environmental remediation liabilities are subject to change because of changes in laws and regulations, developing information relating to the extent and nature of site contamination and improvements in technology. Under GAAP, a liability is recorded for these types of contingencies if we determine the loss to be both probable and reasonably estimable. Revisions to any of the estimates and assumptions associated with recorded environmental obligations may have a significant impact on our financial results. Please read Note 3 of Notes to Carve Out Financial Statements of Pioneer Southwest Energy Partners L.P. Predecessor included elsewhere in this prospectus for information regarding these obligations.

New Accounting Pronouncements

SFAS 157.  In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are continuing to assess the impact of SFAS 157.

SFAS 159.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The implementation of SFAS 159 is not expected to have a material effect on the financial condition or results of operations of the Partnership Predecessor.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risks” refers to the risk of loss arising from changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-

looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments will be entered into for purposes other than speculative.

Due to the historical volatility of commodity prices, we plan to enter into various derivative instruments to manage our exposure to volatility of commodity market prices. We intend to use options (including floors and collars) and fixed price swaps to mitigate the impact of downward swings in commodity prices on our cash available for distributions. All contracts will be settled with cash and do not require the delivery of physical volumes to satisfy settlement. While in times of higher commodity prices this strategy may result in our having lower net cash inflows than we would otherwise have if we had not utilized these instruments, management believes the risk reduction benefits of this strategy outweigh the potential costs.

We may borrow under fixed rate and variable rate debt instruments that give rise to interest rate risk. Our objective in borrowing under fixed or variable rate debt is to satisfy capital requirements while minimizing our costs of capital.

Pioneer plans to provide certain derivative hedge instruments to us at the closing of this offering. The derivative hedge instruments that will be provided to us were entered into between April 2007 and October 2007 with third-party financial institutions. The derivative hedge instruments to be provided had the following notional volumes, fixed prices and fair values as of November 16, 2007:

Oil Price Sensitivity
Derivative Financial Instruments as of November 16, 2007

				Fair
	Year Ended December 31,			Value at
	2008	2009	2010	November 16, 2007
				(In thousands)

Oil Hedge Derivatives:
Average daily notional volumes:
Swap contracts (Bbl)	2,750	2,500	2,000	$(27,681)
Weighted average fixed price per Bbl	$75.73	$74.10	$70.83
Average forward NYMEX oil prices(a)	$88.72	$83.47	$81.95

(a)	The average forward NYMEX oil prices are based on November 16, 2007 market quotes.

NGL Price Sensitivity
Derivative Financial Instruments as of November 16, 2007

				Fair
	Year Ended December 31,			Value at
	2008	2009	2010	November 16, 2007
				(In thousands)

NGL Hedge Derivatives:
Average daily notional volumes:
Swap contracts (Bbl)	500	500	500	$(3,882)
Weighted average fixed price per Bbl	$44.33	$41.75	$39.63
Average forward NGL prices(a)	$54.49	$48.72	$45.53

(a)	Forward Mont Belvieu NGL prices are not available as formal market quotes. These forward prices represent estimates as of November 16, 2007 provided by third parties who actively trade in these derivatives. Accordingly, these prices are subject to estimates and assumptions.

Gas Price Sensitivity
Derivative Financial Instruments as of November 16, 2007

				Fair
	Year Ended December 31,			Value at
	2008	2009	2010	November 16, 2007
				(In thousands)

Gas Hedge Derivatives(a):
Average daily notional volumes:
Swap contracts (MMBtu)	2,500	2,500	2,500	$(325)
Weighted average fixed price per MMBtu	$7.35	$7.55	$7.33
Average forward index gas prices(b)	$7.33	$7.66	$7.63

(a)	To minimize basis risk, Pioneer entered into basis swaps to convert the index prices of these swap contracts from a NYMEX index to an El Paso Natural Gas (Permian Basin) posting index, which is highly correlated with the indexes where our forecasted gas sales are expected to be priced.

(b)	The average forward index prices are based on November 16, 2007 NYMEX market quotes and estimated El Paso Natural Gas (Permian Basin) differentials to NYMEX prices.

BUSINESS

We are a Delaware limited partnership recently formed by Pioneer to own and acquire oil and gas assets in our area of operations. Our area of operations consists of onshore Texas and eight counties in the southeast region of New Mexico. All of our oil and gas properties will be owned by our operating company. These properties consist of non-operated working interests in approximately 1,100 identified producing wells, with 29.8 MMBOE of proved reserves as of December 31, 2006. We will own a 75% average working interest in these wells, and Pioneer will retain an 18% average working interest in these wells. Pioneer is the operator of all of our wells. The properties that we will own at the closing of this offering will not include any undeveloped properties or leasehold acreage.

All of our properties are located in the Spraberry field in the Permian Basin of West Texas. According to the Energy Information Administration, the Spraberry field is the seventh largest oil field in the United States, and we believe that Pioneer is the largest operator in the field based on recent production information. Because Pioneer is the largest producer in the Spraberry field and has a significantly greater asset base than we do, we believe we will benefit from Pioneer’s experience and scale of operations. Although Pioneer has no obligation to sell assets to us following this offering, and we are not obligated to purchase from Pioneer any additional assets, Pioneer has informed us that it intends to offer to us in 2008 and periodically thereafter the opportunity to purchase from Pioneer oil and gas assets in our area of operations, particularly in the Spraberry field. We believe that a substantial portion of Pioneer’s assets in our area of operations have or in the future will have the characteristics that will make them well-suited for ownership by a limited partnership such as us. We also expect to make acquisitions in our area of operations from third parties and to participate jointly in acquisitions with Pioneer in which we will acquire the producing oil and gas properties and Pioneer will acquire the undeveloped properties. Any assets that we acquire from either Pioneer or third parties may include interests in midstream assets associated with our oil and gas properties. We are not currently a party to any agreement related to acquisitions of oil and gas properties or midstream assets, and although we intend to make acquisitions, we may not be able to do so.

Because our oil and gas properties are a depleting asset, we plan to maintain our quarterly cash distributions at our initial distribution rate and, over time, increase our quarterly cash distributions by replacing and expanding our asset base through acquisitions of oil and gas assets in our area of operations. In order to maintain our production and proved reserves, we plan to use 25% to 35% of our cash flow to acquire oil and gas assets. We also plan to use other financing sources to fund acquisitions that increase our production and proved reserves, including borrowings under our credit facility and external financing, such as debt or equity offerings. Our ability to access other financing sources will depend on our financial condition and the market conditions of the debt and equity capital markets at that time. Maximizing distributions to our unitholders will be an important consideration in determining the financing sources that will be utilized to fund future acquisitions.

The following table sets forth summary information about our assets:

Estimated Pro Forma Proved Reserves at					Reserve-to-	Estimated 2007
December 31, 2006(1)(2)					Production	Production
Oil	NGL	Gas	Total	2006 Production	Ratio	Decline
(MBbl)	(MBbl)	(MMcf)	(MBOE)(3)	(MBOE)(2)	(Years)(4)	Rate(5)

18,510	6,621	27,974	29,793	1,996	15	4.5%

(1)	The pro forma estimates of proved reserves are based on estimates prepared by Pioneer’s internal reservoir engineers and audited by NSAI and include adjustments for certain charges as described in footnote 1 to the table in “Summary — Summary Reserve and Operating Data.”

(2)	If the underwriters exercise their over-allotment option, we will use the net proceeds to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering. If the underwriters exercise their over-allotment option in full, our estimated proved reserves at December 31, 2006 and our 2006 production would increase to 31,993 MBOE and 2,140 MBOE, respectively, and our average working interest would increase to 80%.

(3)	Pioneer will provide to us derivative contracts covering consisting of approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE, or approximately 76%, 75% and 68%, of our estimated total production for the years 2008, 2009 and 2010, respectively.

(4)	The average reserve-to-production ratio is calculated by dividing our estimated pro forma proved reserves as of December 31, 2006 by our production for 2006.

(5)	Represents the estimated percentage decrease in production from our oil and gas properties in 2007, as estimated by Pioneer and audited by NSAI, when compared to production for 2006. The 2007 estimated production includes forecasted production from wells drilled by Pioneer in 2007 and wells drilled by Pioneer in 2006 that will have a full year of production in 2007, both of which have the effect of reducing the predicted decline rate.

Our Relationship with Pioneer

We believe that one of our principal strengths is our relationship with Pioneer, which will own our general partner and common units representing a 54.5% limited partner interest in us following the completion of this offering. Pioneer is a large independent oil and gas exploration and production company with current operations in the United States and Africa. Pioneer’s estimated proved reserves at December 31, 2006, including the properties that we will own at the closing of this offering, were 904.9 MMBOE, of which 439.6 MMBOE, or 49%, were in the Spraberry field and 86.8 MMBOE, or 10%, were in other fields within our area of operations. Since 1998, Pioneer has increased its proved reserves in the Spraberry field by 175%. Of the 439.6 MMBOE of proved reserves in the Spraberry field, 212.2 MMBOE were proved developed reserves and 227.4 MMBOE were proved undeveloped reserves. Adjusted to reflect the production and proved reserves attributable to the volumetric production payments, Pioneer’s Spraberry field proved developed reserves have a reserve to production ratio of approximately 18 years and a production decline rate of 3% when comparing 2006 production levels to projected 2007 production levels. The proved undeveloped reserves represented approximately 3,000 future drilling locations held by Pioneer in the Spraberry field.

Pioneer views us as an integral part of its overall growth strategy and has publicly announced that it intends to offer us over time the opportunity to purchase Pioneer’s producing oil and gas assets in our area of operations, provided that such transactions can be done in an economic manner on an after tax basis and depending upon market conditions at the time. We also plan to participate jointly with Pioneer in acquisitions that include mature producing assets in our area of operations. Since 2000, Pioneer has completed acquisitions totaling $340.7 million of proved properties and undeveloped acreage in the Spraberry field, comprising 176.5 MMBOE of proved reserves. As Pioneer continues to develop its properties within the Spraberry field and other properties within our area of operations, we expect to have the opportunity to acquire some of these properties from Pioneer after they have been developed. While we believe, given its significant ownership stake in us, it is in Pioneer’s interest to offer us additional assets. Pioneer has no legal obligation to do so, is not restricted from competing with us and may decide it is in the best interests of its stockholders not to sell additional properties to us or not to let us participate in any third party transaction that it is undertaking. Accordingly, we cannot say which, if any, opportunities to acquire assets from or with Pioneer may be available to us or if we will choose to pursue any such opportunity. In determining whether we should have the opportunity to participate in the acquisition, Pioneer has indicated to us that it will consider the value of the producing properties being acquired, the amount of time available to participate in the acquisition, the decline curve and productive life of the producing properties and the structure of an acquisition and whether it is an acquisition of equity or assets.

Prior to the closing of this offering, we will enter into an omnibus agreement with Pioneer that will limit our area of operations to onshore Texas and eight counties in the southeast region of New Mexico. If Pioneer forms another publicly traded limited partnership or limited liability company, Pioneer intends to prohibit it from competing with us in our area of operations, and we will be prohibited from competing with it in its area of operations, in each case, for so long as Pioneer controls both us and it.

Business Strategy

Our primary business objective is to maintain quarterly cash distributions to our unitholders at our initial distribution rate and, over time, increase our quarterly cash distributions. Our strategy for achieving this objective is to:

•	Purchase producing properties in our area of operations directly from Pioneer. We expect to have the opportunity to make acquisitions of producing oil and gas properties, particularly in the Spraberry field, directly from Pioneer from time to time in the future. Pioneer’s estimated proved reserves at December 31, 2006 in the Spraberry field, including the properties that we will own at the closing of this offering, were 439.6 MMBOE. Of the 439.6 MMBOE of proved reserves in the Spraberry field, 212.2 MMBOE were proved developed reserves and 227.4 MMBOE were proved undeveloped reserves. Pioneer has publicly announced that it intends to offer us over time the opportunity to purchase Pioneer’s producing oil and gas assets in our area of operations, provided that such transactions can be done in an economic manner on an after tax basis and depending upon market conditions at the time. If we purchase assets from Pioneer, we believe that we will do so in negotiated transactions and not through an auction process. Given Pioneer’s significant ownership interest in us, we believe Pioneer will have the incentive to sell properties to us over time although Pioneer is not under any obligation to do so.

•	Purchase producing properties in our area of operations from third parties either independently or jointly with Pioneer. We plan to implement a growth strategy of pursuing acquisitions of longer-lived oil and gas assets with low decline rates in our area of operations. We expect to have the opportunity to participate with Pioneer in jointly pursuing oil and gas assets that may not be attractive acquisition candidates for either of us individually or that we would not be able to pursue on our own. We believe that we will have a cost of capital advantage relative to our corporate competitors and a technical advantage due to the scale of Pioneer’s operations, which will enhance our ability to acquire producing oil and gas properties. Because we distribute all of our available cash, we do not believe it is prudent to acquire properties requiring significant capital expenditures to establish production or properties that are producing but have a steep decline curve and a short remaining productive life. Consequently, we believe our relationship with Pioneer is advantageous because it allows us to jointly pursue packages of oil and gas properties that have producing assets, which would be of more interest to us, and undeveloped assets and higher risk, higher return resource opportunities, each of which require material capital outlays and would be of more interest to Pioneer.

•	Purchase midstream assets related to our producing properties from Pioneer or third parties. In addition to producing properties, we may have the opportunity to acquire midstream assets related to our producing properties from Pioneer. For example, Pioneer owns an approximate 27.2% interest in the Midkiff/Benedum gas processing plant and an approximate 30.0% interest in the Sale Ranch gas processing plant. Pioneer also has the option to purchase an additional 22% interest in the Midkiff/Benedum plant. Pioneer could sell part or all of these interests to us, although Pioneer is under no obligation to do so. We may also purchase midstream assets related to our producing properties from third parties.

•	Maintain a balanced capital structure to ensure financial flexibility for acquisitions. In connection with this offering, we have entered into a credit facility. We believe this credit facility will provide us with the liquidity and financing flexibility we will need to execute our business strategy. We are committed to maintaining a balanced capital structure which will afford us the financial flexibility to fund acquisitions.

•	Mitigate commodity price risk through hedging. In order to mitigate the effects of falling commodity prices, we have adopted a policy that contemplates hedging the prices for approximately 65% to 85% of our expected production for a period of up to five years, as appropriate. Pioneer will provide to us derivative contracts that hedge approximately 73% of our total expected production through 2010.

Competitive Strengths

We believe the following competitive strengths will allow us to achieve our objectives of generating and growing cash available for distribution:

•	Our relationship with Pioneer:

o	Pioneer has a significant retained interest in the Spraberry field as well as an active development plan, each of which should generate acquisition opportunities for us over time. The Spraberry field is the seventh largest oil field in the United States, and we believe Pioneer is the largest producer and most active operator in the Spraberry field. One of the fundamental components of Pioneer’s corporate strategy is to continue its successful exploitation of the Spraberry field through low-risk development drilling. We believe Pioneer’s significant retained interest in the Spraberry field as well as its active development plan should generate acquisition opportunities for us over time.

o	Pioneer’s significant ownership in us provides it an economic incentive to sell producing oil and gas properties to us and Pioneer has announced that it intends to offer us over time the opportunity to purchase Pioneer’s producing oil and gas assets in our area of operations provided that such transactions can be done in an economic manner on an after tax basis and depending upon market conditions at the time. Due to its significant ownership in us, we believe that Pioneer will have an incentive to sell mature producing oil and gas properties in our area of operations to us, particularly those in the Spraberry field, once they reach a stage in their production cycle that is compatible with our business strategy. We believe that selling those properties to us in such a manner will enhance Pioneer’s economic returns by monetizing long-lived production while retaining a portion of the cash flow through distributions on its limited and general partner interest.

o	Our ability to pursue acquisitions jointly with Pioneer increases the number and type of transactions we can pursue and increases our competitiveness. We believe that our relationship with Pioneer enhances our ability to make acquisitions of producing oil and gas properties. It enables us to compete for only the portion of asset packages that are of interest to us if Pioneer is interested in acquiring the residual assets within the package. Additionally, Pioneer is significantly larger than us and has greater financial flexibility to pursue transactions that we would not be able to pursue on our own.

•	Our assets are characterized by long-lived and stable production. Our properties have predictable production profiles and long reserve lives and a majority of them have been producing for many years. Collectively, these wells also have a low decline rate which reduces the burden on us to replace our production and proved reserves.

•	Our cost of capital and financial flexibility should provide us with a competitive advantage in pursuing acquisitions. Unlike our corporate competitors, we are not subject to federal income taxation at the entity level. In addition, unlike a traditional master limited partnership structure, neither our management nor our current owners hold any incentive distribution rights that entitle them to increasing percentages of cash distributions as our distributions grow. We believe that, collectively, these two factors provide us with a lower cost of capital, thereby enhancing our ability to compete for future acquisitions both individually and jointly with Pioneer.

Our Oil, NGL and Gas Data

At the closing of this offering, our operating company will only own mineral interests and leasehold interests in identified producing wells (often referred to as wellbore assignments), and we will not own any undeveloped properties or leasehold acreage. Any mineral or leasehold interests or other rights that are assigned to us as part of each wellbore assignment will be limited to only that portion of such interests or rights that is necessary to produce hydrocarbons from that particular wellbore, and will not include the right to drill additional wells (other than replacement wells or downspaced wells for which regulatory approval would be needed) within the area covered by the mineral or leasehold interest to which that wellbore relates. In addition, pursuant to the terms of the wellbore assignments from Pioneer, our operation with respect to each wellbore will be limited to the interval from the surface to the depth of the deepest producing perforation in the wellbore at the time of the assignment, plus an additional 100 feet as a vertical easement for operating purposes only. The wellbore assignments also prohibit us from extending the horizontal reach of the assigned interest. As a result, we currently have no ability to drill or participate in the drilling of additional wells. In the future, we may expand our operations to include undeveloped properties.

Our producing assets consist of mineral interests and leasehold interests in approximately 1,100 producing wells located in the Spraberry field in the Permian Basin of West Texas. The Spraberry field was discovered in 1949 and encompasses eight counties in West Texas. The field is approximately 150 miles long and 75 miles wide at its widest point. The oil produced is West Texas Intermediate Sweet, and the gas produced is casinghead gas with an average energy content of 1,400 Btu. The oil and gas are produced by us primarily from three formations, the upper and lower Spraberry and the Dean, at depths ranging from 6,700 feet to 9,200 feet. In addition, Pioneer has started completing the majority of its wells in the Wolfcamp formation at depths ranging from 9,300 feet to 10,300 feet with successful results. Pioneer intends to retain the interest in the Wolfcamp formation.

Estimated Proved Reserves

The following tables show estimated proved reserves for the Partnership Properties, based on evaluations prepared by Pioneer’s internal reservoir engineers and certain summary unaudited information with respect to production and sales of oil, NGL, and gas with respect to such properties. The proved reserves as of December 31, 2006 for the Partnership Properties were 100% audited by NSAI, our independent petroleum engineers. You should refer to “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Our Oil, NGL and Gas Data” in evaluating the material presented below.

NSAI follows the general principles set forth in the standards pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers (“SPE”). A reserve audit as defined by the SPE is not the same as a financial audit. The SPE’s definition of a reserve audit includes the following concepts:

•	A reserve audit is an examination of reserve information that is conducted for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable and has been presented in conformity with generally accepted petroleum engineering and evaluation principles.

•	The estimation of proved reserves is an imprecise science due to the many unknown geologic and reservoir factors that cannot be estimated through sampling techniques. Since reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by a company in estimating its reserves so that the reserve auditors may express an opinion as to whether, in the aggregate, the reserve information furnished by a company is reasonable.

•	The methods and procedures used by a company, and the reserve information furnished by a company, must be reviewed in sufficient detail to permit the reserve auditor, in its professional judgment, to express an opinion as to the reasonableness of the reserve information. The auditing procedures require the reserve auditor to prepare its own estimates of reserve information for the audited properties.

To further clarify, in conjunction with the audit of the Partnership Properties’ proved reserves and associated pre-tax present value discounted at ten percent, Pioneer provided to NSAI its external and internal engineering and geoscience technical data and analyses. Following NSAI’s review of that data, it had the option of honoring Pioneer’s interpretation, or making its own interpretation. No data was withheld from NSAI. NSAI accepted without independent verification the accuracy and completeness of the historical information and data furnished by Pioneer with respect to ownership interest; oil and gas production; well test data; oil, NGL and gas prices; operating and development costs; and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of its evaluation something came to its attention that brought into question the validity or sufficiency of any such information or data, NSAI did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data.

In the course of its evaluations, NSAI prepared, for all of the audited properties, its own estimates of the Partnership Properties’ proved reserves and the pre-tax present value of such reserves discounted at ten percent. NSAI reviewed its audit differences with Pioneer, following which a series of joint meetings were held to review additional reserves work performed by the technical teams and any updated performance data related to the reserve differences. Such data was incorporated, as appropriate, by both parties into the reserve estimates. NSAI’s estimates, including any adjustments resulting from additional data, of those proved reserves and the pre-tax present value of such reserves discounted at ten percent did not differ from Pioneer’s estimates by more than ten percent in the aggregate. However, when compared on a lease-by-lease, field-by-field or area-by-area basis, some of Pioneer’s estimates were greater than those of NSAI and some were less than the estimates of NSAI. When such differences do not exceed ten percent in the aggregate and NSAI is satisfied that the proved reserves and pre-tax present value of such reserves discounted at ten percent are reasonable and that its audit objectives have been met, NSAI will issue an unqualified audit opinion. Remaining differences are not resolved due to the limited cost benefit of continuing such analyses by Pioneer and NSAI. At the conclusion of the audit process, it was NSAI’s opinion, as set forth in its audit letters, that Pioneer’s estimates of the Partnership Properties’ proved oil and gas reserves and associated pre-tax future net revenues discounted at ten percent are, in the aggregate, reasonable and have been prepared in accordance with petroleum engineering and evaluation principles.

				Pioneer Southwest
	Pioneer Southwest Energy Partners L.P.			Energy Partners
	Predecessor			L.P. (Pro Forma)
				Year Ended
	Year Ended December 31,			December 31,
	2004	2005	2006	2006

Reserve Data:
Estimated proved reserves(1)(2):
Oil (MBbl)	22,074	22,173	20,560	18,510
Natural gas liquids (MBbl)	7,763	7,736	7,152	6,621
Gas (MMcf)	38,039	32,136	30,312	27,974
Total (MBOE)	36,176	35,264	32,763	29,793
Proved developed (MBOE)	32,274	33,271	32,287	29,322
Proved undeveloped (MBOE)(2)	3,902	1,993	476	471
Proved developed reserves as a % of total proved reserves	89%	94%	99%	98%
Standardized Measure (in thousands)(1)(3)	$323,652	$459,656	$395,995	$333,796
Representative Oil, NGL and Gas Prices(4):
Oil per Bbl	$42.61	$60.06	$60.90	$60.90
Natural gas liquids per Bbl	$26.25	$31.99	$27.43	$27.43
Gas per Mcf	$4.78	$6.25	$4.48	$4.48

(1)	The pro forma standardized measure and proved reserves are less than the respective historical amounts reflected in the above table as of December 31, 2006 because we will be charged COPAS fees beginning at the closing of this offering, instead of the direct internal costs of Pioneer, which results in higher lease operating expenses. The increase in overhead charges associated with the COPAS fee has the effect of shortening the economic lives of the wells. The pro forma standardized measure as of December 31, 2006 includes $213.6 million (undiscounted) of COPAS fees over the life of the properties, as compared to the historical standardized measure as of December 31, 2006 which includes $42.5 million (undiscounted) of direct internal costs of Pioneer.

(2)	The proved undeveloped reserve estimates at December 31, 2006 represent the reserves associated with eight wells that were drilled during the first half of 2007. At the time of this offering, all of the wells with proved undeveloped reserves at December 31, 2006 have been placed on production.

(3)	Standardized measure is the estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future Federal income tax expense because we are not subject to Federal income taxes, however, we are subject to the Texas Margin tax. Standardized measure does not give effect to derivative transactions. For a description of our expected derivative transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk.”

(4)	The representative prices that were used in the determination of standardized measure represent a cash market price on December 31 less all expected quality, transportation and demand adjustments. Representative prices are presented before the effects of hedging.

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

The data in the above table represent estimates only. Reservoir engineering is inherently a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, NGL and gas that are ultimately recovered. Please read “Risk Factors.”

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standards Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Our Production, Price and Cost History

The following table sets forth the historical and pro forma information for the Partnership Properties for the periods indicated, regarding net production of oil, NGL and gas and certain price and cost information.

						Pioneer Southwest Energy
	Pioneer Southwest Energy Partners L.P.					Partners L.P. (Pro Forma)
	Predecessor						Nine Months
				Nine Months Ended		Year Ended	Ended
	Year Ended December 31,			September		December 31,	September
	2004	2005	2006	2006	2007	2006	2007

Production information:
Sales volumes:
Oil (MBbls)	1,151	1,179	1,175	888	839	1,175	839
NGL (MBbls)	499	480	487	368	329	487	329
Gas (MMcf)	2,085	2,038	2,002	1,504	1,376	2,002	1,376
Total (MBOE)	1,998	1,999	1,996	1,507	1,397	1,996	1,397
Average daily sales volumes:
Oil (Bbl)	3,144	3,230	3,220	3,301	3,119	3,220	3,119
NGL (Bbl)	1,363	1,314	1,335	1,368	1,223	1,335	1,223
Gas (Mcf)	5,696	5,584	5,484	5,591	5,115	5,484	5,115
Total (BOE)	5,457	5,474	5,469	5,602	5,193	5,469	5,193
Realized prices:
Oil (per Bbl)	$39.84	$54.83	$64.89	$66.62	$64.87	$64.89	$64.87
NGL (per Bbl)	$22.33	$28.40	$31.57	$32.34	$34.06	$31.57	$34.06
Gas (per Mcf)	$4.35	$5.92	$4.80	$4.90	$5.02	$4.80	$5.02
Total (per BOE)	$33.08	$45.21	$50.73	$52.04	$51.92	$50.73	$51.92
Average cost (per BOE):
Production:
Lease operating expense(a)	$6.58	$7.52	$8.75	$8.87	$9.95	$11.41	$12.98
Production and ad valorem taxes	2.75	3.81	4.44	4.50	4.72	4.44	4.72
Workover costs	0.35	0.47	0.51	0.50	1.30	0.51	1.30

Total production costs	$9.68	$11.80	$13.70	$13.87	$15.97	$16.36	$19.00

Depletion, depreciation and amortization	$3.03	$3.32	$3.65	$3.50	$4.24	$4.04	$4.64

(a)	The historical lease operating expense of the Partnership Predecessor includes direct internal costs of Pioneer to operate the Partnership Properties, on a per BOE basis, of $0.52, $0.56 and $0.74 for the years ended December 31, 2004, 2005 and 2006, respectively, and of $0.71 and $0.86 for the nine months ended September 30, 2006 and 2007, respectively. Our pro forma lease operating expense includes a COPAS fee, on a per BOE basis, of $3.41 and $3.88 for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively.

Our Productive Wells

The following table sets forth historical information relating to the productive wells in which we owned a working interest for the periods indicated. Productive wells consist of producing wells and wells capable of production, including shut-in wells.

	Gross			Net
	Oil	Gas	Total	Oil	Gas	Total

As of December 31, 2006:
Operated	1,070	—	1,070	801	—	801
Non-operated	—	—	—	—	—	—

Total	1,070	—	1,070	801	—	801

As of December 31, 2005:
Operated	1,051	—	1,051	788	—	788
Non-operated	—	—	—	—	—	—

Total	1,051	—	1,051	788	—	788

As of December 31, 2004:
Operated	1,012	—	1,012	760	—	760
Non-operated	—	—	—	—	—	—

Total	1,012	—	1,012	760	—	760

Our Developed and Undeveloped Acreage

We will not initially own any developed or undeveloped acreage. In the future, we may acquire developed or undeveloped acreage and we may expand our operations to include undeveloped properties.

Our Drilling Activities

The following table sets forth the historical number of gross and net productive and dry hole wells in which the Partnership Properties had an interest that were drilled during the year ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007. This information should not be considered indicative of future performance, nor should it be assumed that there was any correlation between the number of productive wells drilled and the oil and gas reserves generated thereby or the costs to the Partnership Properties of productive wells compared to the costs of dry holes.

	Gross Wells(1)				Net Wells(2)
				Nine Months				Nine Months
	Year Ended			Ended	Year Ended			Ended
	December 31,			September 30,	December 31,			September 30,
	2004	2005	2006	2007	2004	2005	2006	2007

Productive wells:
Development	17	35	19	4	13	24	13	3
Exploratory	—	—	—	—	—	—	—	—
Dry holes:
Development	—	—	—	—	—	—	—	—
Exploratory	—	—	—	—	—	—	—	—

(1)	A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

(2)	A net well is deemed to exist when the sum of the fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Delivery Commitments

During April 2005, Pioneer entered into a volumetric production payment agreement, or VPP, pursuant to which it sold 7.3 MMBOE of proved reserves in the Spraberry field. The VPP obligation required the delivery by Pioneer of specified quantities of gas through December of 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (iv) transfer title of the reserves to the purchaser; and (v) allow Pioneer to retain the remaining reserves after the VPP volumetric quantities have been delivered.

Virtually all the properties that our operating company will own at the closing of this offering by Pioneer are subject to the VPP and will remain subject to the VPP after the closing of this offering. If the production from the wells that we own is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to us for the value of our production required to meet the VPP obligation.

Operations

Well Operations

We do not operate any of the Partnership Properties. Pioneer will operate all of our initial Partnership Properties. As operator, Pioneer designs and manages operation and maintenance activities on a day-to-day basis. Pursuant to an administrative services agreement, Pioneer will manage all of our assets. Pioneer employs production and reservoir engineers, geologists and other specialists, as well as field personnel.

We have also entered into an omnibus operating agreement that will place restrictions and limitations on our ability to exercise certain rights that would otherwise be available to us under the operating agreements pursuant to which Pioneer operates the Partnership Properties.

Marketing Arrangements

As operator of the Partnership Properties, Pioneer is responsible for marketing our production in a commercially reasonable manner, and for paying us the sales proceeds attributable to our production. The production sales agreements entered into by Pioneer that are related to our production contain customary terms and conditions for the oil and gas industry, provide for sales based on prevailing market prices and have terms ranging from 30 days to four years.

For the year ended December 31, 2006, Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil accounted for approximately 57%, 9% and 8% of our sales revenue, respectively. For the nine months ended September 30, 2007, Plains Marketing, L.P., TEPPCO Crude Oil and ONEOK Inc. accounted for approximately 59%, 11% and 9% of our sales revenue, respectively.

Pioneer owns an approximate 27.2% interest in the Midkiff/Benedum gas processing plant, which processes a portion of the wet gas from our wells and retains as compensation approximately 20% of our dry gas residue and NGL value. During 2006 and the nine months ended September 30, 2007, approximately 68% of our total NGL and gas revenues was from the sale of NGL and gas processed through the plant.

Pioneer also owns an approximate 30.0% interest in the Sale Ranch gas processing plant, which processes a portion of the wet gas from our wells and retains as compensation approximately 20% of our dry gas residue and NGL value. During each of 2006 and the nine months ended September 30, 2007, approximately 26%, of our total NGL and gas revenues was from the sale of NGL and gas processed through the plant.

Hedging Activity

We intend to enter into hedging transactions with unaffiliated third parties with respect to oil, NGL and gas prices and may enter into interest rate hedging transactions in order to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in commodity prices and interest rates. For a more detailed discussion of derivative activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — How We Evaluate Our Operations” and “— Quantitative and Qualitative Disclosures About Market Risk.”

Competition

The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable oil and gas properties, or to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. To the extent that in the future we acquire and develop undeveloped properties, higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, oil and gas companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and equipment and services could restrict our ability to drill wells and conduct operations.

Competition is also strong for attractive oil and gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

Title to Properties

We believe that we have satisfactory title to our wellbore interests in accordance with standards generally accepted in the oil and gas industry. Our wellbore interests are subject to customary royalty and other interests, liens under operating agreements, liens for current taxes, and other burdens, easements, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect our carrying value of the wellbore interests.

Some of our easements, rights-of-way, permits, licenses and franchise ordinances require the consent of the current landowner to transfer these rights, which in some instances is a governmental entity. We believe that we have obtained or will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. Record title to some of our assets will continue to be held by our affiliates until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. With respect to any consents, permits or authorizations that have not been obtained, we believe that these consents, permits or authorizations generally will be obtained after the closing of this offering, or that the failure to obtain these consents, permits or authorizations will have no material adverse effect on the operation of our business.

Environmental Matters and Regulation

General.  Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	enjoin some or all of the operations of facilities deemed in non-compliance with permits;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling, production and transportation activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and state legislatures and federal and state agencies frequently revise environmental laws and regulations, and the clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling.  The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, that may be regulated as hazardous wastes.

Wastes containing naturally occurring radioactive materials, or NORM, may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is not subject to regulation under the Atomic Energy Act of 1954, or the Low Level Radioactive Waste Policy Act. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the Occupational Safety and Health Administration, or OSHA. These state and OSHA regulations impose certain requirements concerning worker protection; the treatment, storage and disposal of NORM waste; the management of waste piles, containers and tanks containing NORM; as well as restrictions on the uses of land with NORM contamination.

Comprehensive Environmental Response, Compensation and Liability Act.  The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own or lease numerous properties that have been used for oil and gas exploration and production for many years. Although we believe that Pioneer has utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. In fact, there is evidence that petroleum spills or releases have occurred in the past at some of the properties owned or leased by us. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial plugging or pit closure operations to prevent future contamination.

Water Discharges.  The Clean Water Act, or the CWA, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The primary federal law imposing liability for oil spills is the Oil Pollution Act, or OPA, which sets minimum standards for prevention, containment, and cleanup of oil spills. OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil spill cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills.

Operations associated with our properties also produce wastewaters that are disposed via injection in underground wells. These activities are regulated by the Safe Drinking Water Act, or the SDWA, and analogous state and local laws. The underground injection well program under the SDWA classifies produced wastewaters and imposes restrictions on the drilling and operation of disposal wells as well as the quality of injected wastewaters. This program is designed to protect drinking water sources and requires permits from the EPA or analogous state agency for our disposal wells. Currently, we believe that disposal well operations on our properties comply with all applicable requirements under the SDWA. However, a change in the regulations or the inability to obtain permits for new injection wells in the future may affect our ability to dispose of produced waters and ultimately increase the cost of our operations.

Air Emissions.  The Federal Clean Air Act, or the CAA, and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions; obtain or strictly comply with air permits containing various emissions and operational limitations; or utilize specific emission control technologies to limit emissions of certain air pollutants. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Moreover, states can impose air emissions limitations that are more stringent than the federal standards imposed by EPA. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require us to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies for gas and oil exploration and production operations. In addition, some gas and oil production facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Gas and oil exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

Health and Safety.  Operations associated with our properties are subject to the requirements of the federal Occupational Safety and Health Act, or OSH Act, and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The OSH Act hazard communication standard, EPA community right-to-know regulations under Title III of CERCLA and similar state statues require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other OSH Act and comparable requirements.

Global Warming and Climate Change.  Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” and including carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is actively considering legislation to reduce emissions of greenhouse gases. In addition, several states (not including Texas) have already taken legal measures to reduce emissions of greenhouse gases. Also, as a result of the U.S. Supreme Court’s decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. Other nations have already agreed to regulate emissions of greenhouse gases, pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol,” an international treaty pursuant to which participating countries (not including the United States) have agreed to reduce their emissions of greenhouse gases to below 1990 levels by 2012. Passage of climate control legislation or other regulatory initiatives by Congress or various states of the U.S. or the adoption of regulations by the EPA and analogous state agencies that restrict emissions of greenhouse gases in areas in which we conduct business could have an adverse effect on our operations and demand for oil and gas.

We believe that we are in substantial compliance with all existing environmental laws and regulations applicable to our current operations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. For instance, we did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2006. Additionally, as of the date of this prospectus, we are not aware of any environmental issues or claims that will require material capital expenditures during 2007. However, accidental spills or releases may occur in the course of our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. Moreover, we cannot assure you that the passage of more stringent laws or regulations in the future will not have a negative impact on our business, financial condition, results of operations or ability to make distributions to you.

Other Regulation of the Oil and Gas Industry

The oil and gas industry is regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry may increase our cost of doing business by increasing the cost of transporting our production to market, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

The Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present “high levels of security risk.” The DHS is currently in the process of adopting regulations that will determine whether some of our facilities or operations will be subject to additional DHS-mandated security requirements. Presently, it is not possible to accurately estimate the costs we could incur, directly or indirectly, to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Development and Production.  Development and production operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, the posting of bonds in connection with various types of activities and filing reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, NGL and gas within its jurisdiction. States do not regulate wellhead prices or engage in other similar direct regulation, but there can be no assurance that they will not do so in the future. The effect of such future regulations may be to limit the amounts of oil, NGL and gas that may be produced from our wells, and/or to limit the number of locations we can drill.

Regulation of Transportation and Sale of Gas.  The availability, terms and cost of transportation significantly affect sales of gas. Federal and state regulations govern the price and terms for access to gas pipeline transportation. The interstate transportation and sale for resale of gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission, or FERC. The FERC’s regulations for interstate gas transmission in some circumstances may also affect the intrastate transportation of gas.

Although gas prices are currently unregulated, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and gas liquids are not currently regulated and are made at market prices.

Gas Gathering.  While we do not own or operate any gas gathering facilities, we depend on gathering facilities owned and operated by third parties to gather production from our reservoirs, and therefore we are impacted by the rates charged by such third parties for gathering services. To the extent that changes in federal and/or state regulation affect the rates charged for gathering services, we also may be affected by such changes. However, we do not anticipate that we would be affected any differently than similarly situated gas producers.

Employees

Neither we, our operating subsidiary nor our general partner has employees, but upon the consummation of this offering, we will enter into an administrative services agreement pursuant to which Pioneer will manage all of our assets and perform administrative services for us. As of September 30, 2007, Pioneer had approximately 1,700 full time employees, approximately 270 of whom are dedicated to operating the Spraberry field. None of these employees is represented by labor unions or covered by any collective bargaining agreement. We believe that relations with these employees are satisfactory.

Offices

Pioneer currently leases approximately 280,000 square feet of office space in Irving, Texas at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039, where our principal offices are located. The lease for this office expires in 2010. In addition to the office space in Irving, Texas, Pioneer maintains offices in Anchorage, Alaska; Denver, Colorado; Midland, Texas; London, England; Capetown, South Africa and Tunis, Tunisia. Following this offering, we expect to continue to use the Irving and Midland, Texas offices under our administrative services agreement.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject.

MANAGEMENT

Management of Pioneer Southwest Energy Partners L.P.

Pioneer GP, our general partner, will manage our operations and activities on our behalf. Pioneer GP is wholly owned by Pioneer USA, a subsidiary of Pioneer. All of our executive management personnel are employees of Pioneer USA and will devote their time as needed to conduct our business and affairs.

We intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. The administrative services agreement will provide that Pioneer employees (including the persons who are executive officers of our general partner) will devote such portion of their time as may be reasonable and necessary for the operation of our business. It is anticipated that the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future. For a description of the fees and expenses that we will pay pursuant to these agreements, please read “Certain Relationships and Related Party Transactions.”

Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will also not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. As owner of our general partner, Pioneer will have the ability to elect all the members of the board of directors of our general partner. Our general partner owes a fiduciary duty to us, although our partnership agreement limits such duties and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it. Except as described in “The Partnership Agreement — Voting Rights” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Pioneer GP has a board of directors that oversees its management, operations and activities. We refer to the board of directors of Pioneer GP as the “board of directors of our general partner.” The board of directors of our general partner will have at least three members who are not officers or employees, and are otherwise independent, of Pioneer. These directors, to whom we refer as independent directors, must meet the independence standards required to serve on the audit committee of a board of directors established by the NYSE and SEC rules. The board of directors of our general partner will have at least one independent director to serve on the audit committee prior to our common units being listed for trading on the NYSE, at least one additional independent director to serve on the audit committee within 90 days after listing of our common units on the NYSE and a third independent director to serve on the audit committee not later than one year following the listing of our common units on the NYSE. The NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. It is our present intent, however, for the board of directors of our general partner to have a majority of independent directors.

All three independent members of the board of directors of our general partner will initially serve on a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest. At the request of the board of directors, the conflicts committee will determine whether to approve the conflict of interest matter. The members of the conflicts committee must be independent directors. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe to us.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NYSE Listed Company Manual and the Securities Exchange Act of 1934. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any permitted non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Pioneer. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of Pioneer. Pioneer intends to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs although it is anticipated that the executive officers of our general partner will devote significantly less than a majority of their time to our business for the foreseeable future. We will also use a significant number of other Pioneer employees to operate our business and provide us with general and administrative services. We intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us. For a description of the fees and expenses that we will pay pursuant to this agreement, please read “Certain Relationships and Related Party Transactions.”

Directors and Executive Officers

The following table sets forth certain information with respect to the members of the board of directors and the executive officers of our general partner. Executive officers and directors will serve until their successors are duly appointed or elected.

Name	Age	Position with Pioneer Natural Resources GP LLC

Scott D. Sheffield	55	Chief Executive Officer and Director
Richard P. Dealy	41	Executive Vice President, Chief Financial Officer, Treasurer and Director
Timothy L. Dove	50	President and Chief Operating Officer
A. R. Alameddine	60	Executive Vice President
Mark S. Berg	49	Executive Vice President, General Counsel and Assistant Secretary
Chris J. Cheatwood	47	Executive Vice President, Geoscience
William F. Hannes	48	Executive Vice President, Business Development
Danny L. Kellum	53	Executive Vice President, Operations
Darin G. Holderness	44	Vice President, Chief Accounting Officer and Assistant Secretary
Alan L. Gosule	66	Director Nominee
Royce W. Mitchell	53	Director Nominee
Arthur L. Smith	55	Director Nominee

Scott D. Sheffield was elected Chief Executive Officer and Director of our general partner in June 2007. Mr. Sheffield, a distinguished graduate of The University of Texas with a Bachelor of Science degree in Petroleum Engineering, has held the position of Chief Executive Officer of Pioneer since August 1997. He was President of Pioneer from August 1997 to November 2004, and assumed the position of Chairman of the Board of Directors in August 1999. He was the Chairman of the Board of Directors and Chief Executive Officer of Parker & Parsley Petroleum Company (“Parker & Parsley”) from October 1990 until Pioneer was formed in August 1997. Mr. Sheffield joined Parker & Parsley Development Company (“PPDC”), a predecessor of Parker & Parsley, as a petroleum engineer in 1979. Mr. Sheffield served as Vice President — Engineering of PPDC from September 1981 until April 1985, when he was elected President and a Director. In December 1987, Parker & Parsley formed Parker & Parsley Development Partners, L.P. (“PPDP”), a master limited partnership, to own, develop and acquire oil and gas properties and related assets. The partnership was converted into a corporation in February 1991. Mr. Sheffield served as President and a Director of the general partner during the life of the partnership. In March 1989, Mr. Sheffield was elected Chairman of the Board of Directors and Chief Executive Officer of PPDC. Before joining PPDC, Mr. Sheffield was employed as a production and reservoir engineer for Amoco Production Company.

Richard P. Dealy was elected Executive Vice President, Chief Financial Officer, Treasurer and Director of our general partner in June 2007. Mr. Dealy was elected Executive Vice President and Chief Financial Officer of Pioneer in November 2004. Prior to that time, Mr. Dealy held positions of Vice President and Chief Accounting Officer from February 1998 and Vice President and Controller from August 1997 to January 1998. Mr. Dealy joined Parker & Parsley in July 1992 and was promoted to Vice President and Controller in 1995, in which position he served until August 1997. He is a Certified Public Accountant, and prior to joining Parker & Parsley, he was employed by KPMG LLP. Mr. Dealy graduated with honors from Eastern New Mexico University with a Bachelor of Business Administration degree in Accounting and Finance.

Timothy L. Dove was elected President and Chief Operating Officer of our general partner in June 2007. Mr. Dove was elected President and Chief Operating Officer of Pioneer in November 2004. Prior to that, Mr. Dove held the positions of Executive Vice President and Chief Financial Officer from February 2000 to November 2004 and Executive Vice President — Business Development from August 1997 to January 2000. Mr. Dove joined Parker & Parsley in May 1994 as Vice President — International and was promoted to Senior Vice President — Business Development in October 1996, in which position he served until August 1997. Before joining Parker & Parsley, Mr. Dove was employed with Diamond Shamrock Corp., and its successor, Maxus Energy Corp., in various capacities in international exploration and production, marketing, refining, and planning and development. Mr. Dove earned a Bachelor of Science degree in Mechanical Engineering from Massachusetts Institute of Technology in 1979 and received his Master of Business Administration in 1981 from the University of Chicago.

A. R. Alameddine was elected Executive Vice President of our general partner in June 2007. Mr. Alameddine was elected Executive Vice President — Worldwide Negotiations of Pioneer in November 2005. Mr. Alameddine joined Parker & Parsley (a predecessor of Pioneer) in July 1997 as Vice President of Domestic Business Development, and continued to serve Pioneer in this capacity after Pioneer’s formation in August 1997 until he was promoted to Executive Vice President — Worldwide Business Development in November 2003. Prior to joining Parker & Parsley, Mr. Alameddine spent 26 years with Mobil Exploration and Production Company (“Mobil”). At the time of his departure from Mobil, Mr. Alameddine was the Acquisition, Trade and Sales Manager, a position he had held since 1990. Prior to 1990, Mr. Alameddine held several managerial positions in the acquisition and sales group as well as in the reservoir engineering department. A native of Lebanon, Mr. Alameddine joined Mobil as an Operations Engineer following his graduation from Louisiana State University in 1971 with a Bachelor of Science degree in Petroleum Engineering.

Mark S. Berg was elected Executive Vice President, General Counsel and Assistant Secretary of our general partner in June 2007. Mr. Berg was elected Executive Vice President and General Counsel of Pioneer in April 2005. Prior to that, Mr. Berg served as Executive Vice President, General Counsel and Secretary of American General Corporation, a Fortune 200 diversified financial services company, from 1997 through 2002. Subsequent to the sale of American General to American International Group, Inc., Mr. Berg joined Hanover Compressor Company as Senior Vice President, General Counsel and Secretary. He served in that capacity from May of 2002 through April of 2004. Mr. Berg began his career in 1983 with the Houston-based law firm of Vinson & Elkins L.L.P. He was a partner with the firm from 1990 through 1997. Mr. Berg graduated Magna Cum Laude and Phi Beta Kappa with a Bachelor of Arts degree from Tulane University in 1980. He earned his Juris Doctorate with honors from the University of Texas Law School in 1983.

Chris J. Cheatwood was elected Executive Vice President, Geoscience of our general partner in June 2007. Mr. Cheatwood was elected Executive Vice President, Geoscience of Pioneer in October 2007. Mr. Cheatwood joined Pioneer in August 1997 and was promoted to Vice President — Domestic Exploration in July 1998, Senior Vice President — Exploration in December 2000 and Executive Vice President —

Worldwide Exploration in January 2002. Before joining Pioneer, Mr. Cheatwood spent ten years with Exxon Corporation where his focus included exploration in the Deepwater Gulf of Mexico. Mr. Cheatwood is a graduate of the University of Oklahoma with a Bachelor of Science degree in Geology and earned his Master of Science degree in Geology from the University of Tulsa.

William F. Hannes was elected Executive Vice President, Business Development of our general partner in June 2007. Mr. Hannes was elected Executive Vice President — Worldwide Business Development of Pioneer in November 2005. Mr. Hannes joined Parker & Parsley (a predecessor of Pioneer) in July 1997 as Director of Business Development, and continued to serve Pioneer in this capacity after Pioneer’s formation in August 1997 until he was promoted to Vice President — Engineering and Development in June 2001. Prior to joining Parker & Parsley, Mr. Hannes held engineering positions with Mobil and Superior Oil. He graduated from Texas A&M University in 1981 with a Bachelor of Science degree in Petroleum Engineering.

Danny L. Kellum was elected Executive Vice President, Operations of our general partner in June 2007. Mr. Kellum, who received a Bachelor of Science degree in Petroleum Engineering from Texas Tech University in 1979, was elected Executive Vice President — Domestic Operations of Pioneer in May 2000. From January 2000 until May 2000, Mr. Kellum served as Vice President — Domestic Operations. Mr. Kellum served as Vice President — Permian Division from August 1997 until December 1999. From 1989 until 1994 he served as Spraberry District Manager and as Vice President of the Spraberry and Permian Division for Parker & Parsley until August 1997. Mr. Kellum joined Parker & Parsley as an operations engineer in 1981 after a brief career with Mobil Oil Corporation.

Darin G. Holderness was elected Vice President, Chief Accounting Officer and Assistant Secretary of our general partner in June 2007. Mr. Holderness graduated with a Bachelor of Business Administration degree in Accounting from Boise State University in 1986. In December 2004, he was elected Vice President and Chief Accounting Officer of Pioneer. He previously served as Chief Financial Officer and various other positions of Basic Energy Services from March 2004 to November 2004. Earlier in his career, he served as Vice President — Controller and various other positions with Pure Resources, Inc. and predecessor entities from January 1998 to February 2004. From January 1996 to December 1997, he served as Manager of Financial Reporting for Aquila Gas Pipeline Corporation. From June 1986 to December 1995 he was employed by KPMG LLP as a Senior Manager and various other positions.

Alan L. Gosule will serve as a director of Pioneer Natural Resources GP LLC upon the effectiveness of the registration statement of which this prospectus forms a part, and will serve as a member of the audit and conflicts committees of the board of directors of Pioneer Natural Resources GP LLC. Mr. Gosule has been a partner in the New York office of the law firm of Clifford Chance LLP (successor to Roger & Wells) since August 1991 and prior to that time was a partner in the law firm of Gaston & Snow. Mr. Gosule is a graduate of Boston University and its Law School and received an LLM in Taxation from Georgetown University. Mr. Gosule also serves on the Board of Directors of MFA Mortgage Investments, Inc., Home Properties, Inc. and F.L. Putnam Investment Management Company. He also serves on the Board of Trustees of Ursuline Academy.

Royce W. Mitchell will serve as a director of Pioneer Natural Resources GP LLC upon the effectiveness of the registration statement of which this prospectus forms a part, and will serve as a member of the audit and conflicts committees of the board of directors of Pioneer Natural Resources GP LLC. From January 2005 to present, Mr. Mitchell has been self-employed as an executive consultant, focusing on advising audit committees of exploration and production companies. Mr. Mitchell served as Executive Vice President, Chief Financial Officer and Chief Accounting Officer of Key Energy Services, Inc. from January 2002 to January 2005. Before joining Key Energy Services, Inc., he was a partner with KPMG LLP from April 1986 through December 2001 specializing in the oil and gas industry. He received a BBA from Texas Tech University and is a certified public accountant.

Arthur L. Smith will serve as a director of Pioneer Natural Resources GP LLC upon the effectiveness of the registration statement of which this prospectus forms a part, and will serve as a member of the audit and conflicts committees of the board of directors of Pioneer Natural Resources GP LLC. Mr. Smith is President of Triple Double Advisors, LLC (an investment advisory firm focusing on the energy industry), a position he has held since August 2007. From 1984 to 2007, Mr. Smith was Chairman and CEO of John S. Herold, Inc. (a petroleum research and consulting firm). From 1976 to 1984, Mr. Smith was a securities analyst with Argus Research Corp., The First Boston Corporation and Oppenheimer & Co., Inc. Mr. Smith holds the CFA designation. Mr. Smith serves on the board of directors of Plains All American GP LLC, the general partner of Plains All American Pipeline, L.P. He also serves on the board of non-profit Dress for Success Houston and the Board of Visitors for the Nicholas School of the Environment and Earth Sciences at Duke University. Mr. Smith received a BA from Duke University and an MBA from NYU’s Stern School of Business.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all actual direct and indirect expenses they incur or actual payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business including overhead allocated to our general partner by its affiliates, including Pioneer. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Pioneer is entitled to determine in good faith the expenses that are allocable to us. We intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us. In addition, Pioneer will operate our properties pursuant to operating agreements. For a description of the fees and expenses that we will pay pursuant to these agreements, please read “Certain Relationships and Related Party Transactions.”

Executive Compensation

We and our general partner were formed on June 19, 2007. We have not paid or accrued any amounts for management or director compensation for the 2007 fiscal year. Pursuant to the administrative services agreement, we will be required to reimburse Pioneer for its general and administrative expenses that it determines, in good faith, are allocable to us, including a portion of the compensation and benefits paid to the executive officers of Pioneer, all of whom will also serve as executive officers of our general partner. The reimbursement will be made pursuant to a formula set forth in the administrative services agreement. In addition, our general partner intends to adopt the Pioneer Southwest Energy Partners L.P. 2007 Long-Term Incentive Plan, and we have agreed to reimburse our general partner for its costs incurred in connection with awards thereunder to the directors of our general partner and to Pioneer employees. Please see “— Long-Term Incentive Plan.” To date, no awards have been made under this plan although it is contemplated that each director of our general partner who is not an officer or employee of our general partner or its affiliates will receive equity incentive awards granted under this plan as described in “ — Compensation of Directors.” In addition, our general partner may make awards to executive officers or other employees from time to time. The Compensation and Management Development Committee of the board of directors of Pioneer determines the compensation of its executive officers. The following Compensation Discussion and Analysis of Pioneer is relevant to the extent that the compensatory policies of Pioneer affect the overall general and administrative costs of Pioneer, a portion of which we are required to reimburse under our administrative services agreement.

Compensation Discussion and Analysis

We are a master limited partnership and we do not directly employ any of the individuals responsible for managing or operating our business. We do not have any directors. Pursuant to the agreements by which we will obtain administrative and operational services, we have agreed to reimburse our general partner and its affiliates, including Pioneer, for the cost of the services they provide to us, including the compensation of their officers and other employees providing services to us.

We and our general partner were formed in June 2007. As such, our general partner did not accrue any obligations with respect to executive compensation for its directors and executive officers for the fiscal year ended December 31, 2006, or for any prior periods. Accordingly, we are not presenting any compensation for historical periods. We expect that the executive officers of our general partner will have less than a majority of their total compensation allocated to us as compensation expense in 2007.

The compensation policies and philosophy of Pioneer govern the types and amount of compensation granted each of the executive officers of our general partner. Pioneer has the ultimate decision-making authority with respect to the total compensation of the executive officers of our general partner (except with respect to awards under our Long-Term Incentive Plan, which will be granted by the board of directors of our general partner), and Pioneer will allocate a portion of such compensation to us pursuant to a formula under the administrative services agreement. The following discussion relating to compensation paid by Pioneer is based on information provided to us by Pioneer. The elements of compensation discussed below, and Pioneer’s decisions with respect to the levels of such compensation, will not be subject to approval by our general partner’s board of directors or the audit and conflicts committees thereof.

We use the term “NEOs” to identify Pioneer’s Chief Executive Officer, Chief Financial Officer and three other most highly compensated officers.

Pioneer’s Compensation Methodology

Overview.  Successful execution of Pioneer’s strategic plan is predicated on attracting and retaining a talented and highly motivated executive team. Unwanted turnover among Pioneer’s key executives can be very costly to stockholders. Therefore, Pioneer’s executive compensation program has been designed to support its long-term strategic objectives, as well as address the realities of the competitive market for talent.

Compensation Principles.  Pioneer’s executive compensation program has been designed to provide a total compensation package that allows Pioneer to attract, retain and motivate executives necessary to capably manage Pioneer’s business. Pioneer’s executive compensation program is guided by several key principles:

•	To be fair to both the executive and Pioneer;

•	To provide total compensation opportunities at levels that are competitive for comparable positions at companies with whom Pioneer competes for talent;

•	To provide financial incentives to Pioneer’s executives to achieve key financial and operational objectives set by Pioneer’s board of directors;

•	To provide an appropriate mix of fixed and variable pay components to establish a “pay-for-performance” oriented compensation program;

•	To provide compensation that takes into consideration the education, training and knowledge that is specific to each job and the unique qualities the individual brings to the job; and

•	To recognize an executive’s commitment and dedication in the performance of the job and to support Pioneer’s culture.

Establishing the Executive Compensation Program

Pioneer’s executive compensation program takes into consideration (i) the marketplace for the individuals that Pioneer wishes to attract, retain and motivate; (ii) Pioneer’s past practices; and (iii) the talents that each individual executive brings to Pioneer.

Role of the Compensation and Management Development Committee.  The Compensation and Management Development Committee of Pioneer’s board of directors, or the compensation committee, administers Pioneer’s executive compensation program. The compensation committee establishes Pioneer’s overall compensation strategy to ensure that Pioneer’s executives are rewarded appropriately and that executive compensation supports Pioneer’s business strategy and objectives. In discharging its duties, the compensation committee annually approves specific corporate goals and objectives relative to the compensation of Mr. Sheffield, Pioneer’s chief executive officer; reviews Mr. Sheffield’s performance in meeting these corporate goals and objectives; and determines the individual elements of his total compensation and benefits. Prior to finalizing compensation for Mr. Sheffield, the compensation committee reviews its intentions with the other independent directors and receives their input. Mr. Sheffield makes recommendations to the compensation committee regarding the compensation of the NEOs and provides information to the compensation committee regarding the NEOs’ performance; however, the compensation committee makes all final decisions regarding the NEOs’ compensation.

The compensation committee utilizes tally sheets to review each executive’s total compensation and potential payouts in the event of a change in control and for various terminating events as a check to determine if the compensation plan design is meeting the compensation committee’s objectives. Pioneer has never, subsequent to the award or payment of compensation, restated or adjusted the performance measures upon which the awards or payments were based and, as such, the compensation committee has not developed a policy regarding the adjustment or recovery of awards or payments under these conditions.

Role of the Compensation Consultant.  The compensation committee has retained Hewitt Associates, or Hewitt, as an outside advisor to provide information and objective advice regarding executive compensation. All of the decisions with respect to Pioneer’s executive compensation, however, are made by the compensation committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Hewitt. Hewitt may, from time to time, contact Pioneer’s executive officers for information necessary to fulfill its assignment and may make reports and presentations to and on behalf of the compensation committee that Pioneer’s executive officers also receive.

Role of Executives.  Pioneer’s administration and human resources departments assist the compensation committee and Hewitt in gathering the information needed for their respective reviews of Pioneer’s executive compensation program. This assistance includes assembling requested compensation data for the NEOs. The compensation committee also reviews the recommendations of Pioneer’s chief executive officer with respect to the compensation of the other NEOs.

Benchmarking.  In conjunction with Hewitt, the compensation committee periodically benchmarks the competitiveness of its compensation programs to determine how well actual compensation levels compare to overall philosophy and competitive markets. The peer group generally consists of independent oil and gas exploration companies having similar asset, revenue and capital investment profiles as Pioneer. The compensation committee believes that these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing like positions and scope of responsibility. The compensation committee seeks to construct a peer group with roughly equal numbers of companies that are larger than and smaller than Pioneer.

In addition, in order to accurately reflect the competitive market for executive talent, survey data for similar positions at other similarly-sized energy companies, with a focus on oil and gas exploration, are analyzed to develop a broader market point of reference. Surveys reviewed were published by leading human resource organizations. These surveys cover approximately 20 to 70 companies per positional match.

Pioneer’s benchmarking consists of all components of direct compensation, including base salary, annual incentive bonus and long-term incentives. Information gathered from the proxy statements of the peer group and third-party proprietary databases are reviewed as part of the benchmarking effort. Given the changing nature of Pioneer’s industry, the actual companies used in the benchmarking process will vary from year to year, and the compensation committee intends to review the peer group each year and make changes if appropriate.

Elements of Pioneer’s Compensation Program

Components of Compensation.  There are four main components of Pioneer’s executive compensation program:

•	Base salary;

•	Annual cash incentives;

•	Long-term equity incentives; and

•	Other compensation, including perquisites and retirement benefits.

The compensation committee considers each of these components within the context of a total rewards framework. The proportion of compensation allocated to each of these components is generally designed to be consistent with competitive practices among exploration and production companies and the markets in which Pioneer competes for executive talent. The compensation committee believes that the appropriate balance of these components will align the interests of executives with Pioneer’s stockholders and facilitate the creation of value for stockholders.

In making executive compensation decisions, Pioneer is guided by the compensation philosophy described above. The compensation committee also considers historical compensation levels, competitive pay practices at the companies in Pioneer’s peer group and the relative compensation levels of the named executive officers among that group. The compensation committee views the executives below the chief executive officer level as a team with diverse duties, but with similar authority and responsibility and factors this team approach into determining pay decisions for this group. Pioneer may also consider industry conditions, industry life cycle, corporate performance as compared to internal goals as well as to the peer group and the overall effectiveness of Pioneer’s compensation program in achieving desired results.

Balance of Compensation Components.  Pioneer’s program offers the NEOs the opportunity to receive base pay at the median of the market and total compensation that is above or below target, depending upon the achievement of performance hurdles in the annual incentive plan and the long-term incentive plan. As a result, the compensation program is designed to pay executives at the median of the market for target performance, significantly above the median in times of superior performance and significantly below the median in times of poor performance.

In addition, Pioneer believes that as an executive’s leadership role expands and the associated scope, duties and responsibilities increase, a greater portion of the executive’s total compensation should be variable and performance-driven and have a longer-term emphasis.

The following sections describe in greater detail each of the components of Pioneer’s executive compensation program.

Base Salary

Base salary is designed to compensate the NEOs in part for their roles and responsibilities, and to provide a stable and fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, Pioneer considers each executive’s role and responsibility, unique skills and future potential with Pioneer, along with salary levels for similar positions in Pioneer’s competitive market and internal pay equity.

Pioneer’s compensation philosophy is to target base salaries at the market median for each NEO.

In general, base salary represents approximately 20 percent to 25 percent of the NEO’s overall compensation package, assuming that Pioneer is at target performance levels for its incentive programs.

Annual Cash Incentives

Overview

The annual incentive bonus program is designed to recognize and reward the NEOs with cash payments based on both the individual executive’s performance and Pioneer’s success in achieving its preset financial metrics for the year.

Target award levels are set as a percentage of an executive’s base salary. Overall, the targets are set at the median of Pioneer’s competitive market. These target award levels are reviewed periodically by Pioneer’s board of directors and for 2007, the target awards for Pioneer’s NEOs range from 65 percent to 100 percent of base salary.

Pioneer’s annual incentives are predicated on internal performance metrics that drive Pioneer’s success rather than the achievement of goals measured relative to peer company performance. The compensation committee views these goals as being aligned with Pioneer’s publicly disclosed operating and financial targets and although it considers the goals challenging, it believes that they are achievable if Pioneer’s expectations as to industry, company and individual performance are realized. The compensation committee also establishes certain non-financial objectives that vary by NEO depending on the NEO’s area of responsibility. Since Pioneer’s culture is focused on teamwork and communication, the NEO’s achievement of the individual goals is also based on the compensation committee’s evaluation of the NEO’s individual leadership of their departments and reporting groups and on the contribution made by the NEO to the senior management leadership team and to Pioneer’s success in achieving its annual goals.

In evaluating performance against the goals and objectives, Pioneer does not employ a formula or weighting of the goals, but rather subjectively evaluates performance in light of oil and gas industry fundamentals and assesses how effectively management adapts to changing industry conditions and opportunities during the year. In determining the actual annual incentive bonus payouts, the compensation committee also takes into consideration expected annual incentive bonus payouts within the oil and gas industry. On average, the target annual incentive award values currently represent about 20 percent of the total compensation package.

The award of 2007 bonuses will be based on the compensation committee’s judgment regarding Pioneer’s and the executive officer’s performance in 2007, considering, among other things, the objectives established by the compensation committee. The corporate objectives include both financial and non-financial objectives. Financial objectives for 2007 include oil and gas production, operating expense levels, general and administrative expense levels, year-end indebtedness, finding costs, reserve replacement, return on equity and net asset value per share. Another corporate objective is based on Pioneer’s performance in the areas of safety and environmental. Certain non-financial objectives vary by executive officer depending on his area of responsibility.

Long-Term Equity Incentives

Overview

Pioneer’s long-term incentive awards are used to link company performance and increases in stockholder value to the total compensation for the NEOs. These awards are also key components of Pioneer’s ability to attract and retain the key NEOs. Over the past several years, Pioneer modified its approach to long-term incentive awards from solely stock options to a combination of stock options and restricted stock and finally to an approach beginning in 2004 that included only restricted stock. For 2007, in order to more closely align the interests of the NEOs with stockholders, Pioneer made grants in both restricted stock and performance units under a new performance unit program.

The target award levels are set by Pioneer’s board of directors and expressed as a percentage of base salary for each NEO. Targets are intended to be at the median of Pioneer’s peer group, consistent with its overall philosophy. Grant levels in any given year may deviate on a discretionary basis from the median of the market based on measuring Pioneer’s performance against internal metrics, total shareholder return, or TSR, compared to a peer group and individual performance. The compensation committee also considers the competitive environment for experienced oil and gas executives and the retention value of long-term incentive awards. The compensation committee generally does not consider the size or current value of prior long-term incentive awards in determining future award levels because prior awards are considered as only one component of a total compensation package determined in the year awarded to be competitive and appropriate.

The annualized value of the awards to Pioneer’s NEOs is intended to be the largest component of Pioneer’s overall compensation package. On average, and assuming performance is at target, these awards currently represent approximately 55 percent to 60 percent of the total compensation package, consistent with Pioneer’s emphasis on linking executive pay to stockholder value.

Restricted stock awards to executive officers vest on a three-year cliff vesting schedule. Grants made under Pioneer’s performance unit plan for 2007 are earned over a three-year performance period. Pioneer believes that these mechanisms keep executives focused on the creation of long-term stockholder value. The vesting of restricted stock and performance unit awards accelerates upon a change in control. The compensation committee believes that providing this benefit is in line with Pioneer’s compensation philosophy and provides continuity of management in the event of an actual or threatened change in control, and this practice was confirmed by Mercer to be in line with market practice for Pioneer’s peers. Furthermore, Pioneer does not sponsor a defined benefit retirement plan as the compensation committee believes that the accumulation of Pioneer’s stock is the preferred method to encourage Pioneer’s NEOs to build a retirement portfolio.

Pioneer’s 2006 Long-Term Incentive Plan

At the end of 2006, Pioneer conducted a review of its long-term incentive award philosophy with the intent of moving it more in line with its pay for performance philosophy. Based on the results of the study, the 2007 long-term incentive awards to the NEOs were granted 50 percent in restricted stock and 50 percent in performance units under a new performance unit award program. Under this program, delivery of shares in payment of the performance unit awards will be contingent upon the achievement of certain performance criteria. The compensation committee intends to determine annually the allocation of future long-term incentive awards between restricted stock, performance units and other equity awards as well as the metrics that would be applicable to any performance-based award.

Although certain compensation awards, such as the annual incentive bonus, have included a subjective evaluation factor, the compensation committee determined that performance under the performance unit award program should be measured objectively to keep executives in close alignment with stockholders. As such, performance under the 2007 performance unit award program is measured based on relative TSR over a three-year performance period. Pioneer believes relative TSR is an appropriate long-term performance metric because it generally reflects all elements of a company’s performance and provides the best alignment of the interests of management and Pioneer’s stockholders. Payouts range from zero percent to 250 percent of a target number of units based on the relative ranking. The earned units will be paid in stock, and dividends declared during the performance period will be paid at the end of the three-year performance period only on shares delivered for earned units, up to a maximum of target shares.

In administering the long-term incentive plan, award grants currently are made under the following guidelines:

•	For existing employees, all long-term incentive awards are approved during the regularly scheduled February compensation committee meeting.

•	Employees hired after the February compensation committee meeting, but prior to the regularly scheduled August compensation committee meeting, receive long-term awards approved during the August compensation committee meeting.

•	The compensation committee retains the discretion to approve long-term incentive awards effective on an employee’s hire date.

•	Restricted stock awards are determined based on a dollar value, which is converted to shares by reference to the average closing price of Pioneer’s common stock during the prior calendar year.

•	Pioneer does not time the release of material non-public information to impact the value of executive equity compensation awards.

Other Compensation

Overview

The compensation committee believes that providing perquisites and retirement benefits as components of total compensation is important in attracting and retaining qualified personnel; however, insofar as Pioneer has chosen to emphasize variable, performance-based pay, it takes a conservative approach to these fixed benefits. Further, retirement plans are not viewed to be the sole means by which its executive officers will fund their retirement, as a portion of this need can be satisfied through the accumulation of Pioneer stock acquired through equity awards. As a result, and because the costs and the ultimate payouts are difficult to quantify and control, Pioneer has purposely avoided sponsoring a defined benefit retirement plan or a supplemental executive retirement plan. Pioneer provides a defined contribution 401(k) retirement plan with a fixed matching contribution rate to all employees, including the NEOs, and a non-qualified deferred compensation plan with a fixed company matching contribution rate to certain of its more highly compensated employees, including the NEOs.

Pioneer’s perquisite, retirement and other benefit programs are established based upon an assessment of competitive market factors and a determination of what is needed to attract, retain and motivate high caliber executives.

Perquisites

The perquisites provided to the NEOs are payment of country club dues, financial counseling services, annual medical physical exam and personal use of Pioneer’s cell phones and computers. Pioneer also pays the cost of limited spousal travel and the spouse’s cost to participate in business dinners or events if the spouse is attending at the request of Pioneer.

In addition to the above perquisites, Mr. Sheffield receives the premium for a $1,000,000 term life insurance policy and the costs for expanded spousal travel for Mrs. Sheffield to participate in business dinners and business events to support Mr. Sheffield.

Pioneer maintains a fractional ownership interest in two private aircraft. These aircraft are made available for business use to the executive officers and other employees of Pioneer. Pioneer’s policy is to generally not permit employees, including executive officers, to use the aircraft for personal use. Pioneer expects there will be occasions when a personal guest (including a family member) will accompany an employee on a business related flight. In such instances, Pioneer will follow the Internal Revenue Service rules and, where required, impute income to the employee based on the Standard Industry Fare Level rates provided by the Internal Revenue Service.

Pioneer’s NEOs also participate in its welfare benefit plan on the same basis as Pioneer’s other employees.

Retirement Plans

All eligible employees of Pioneer, including the NEOs, may participate in the defined contribution 401(k) retirement plan. Pioneer contributes two dollars for every one dollar of basic compensation (up to 5% of basic compensation) contributed by the participant. The participant’s contributions are fully vested at all times, and matching contributions vest over a period of four years, with 25 percent vesting for each one-year period of service with Pioneer by the participant. Participants may make additional pre-tax and after-tax contributions to the plan subject to plan and Internal Revenue Service limits.

The non-qualified deferred compensation retirement plan allows each participant to contribute up to 25 percent of base salary and 100 percent of annual incentive bonus payments. Pioneer provides a matching contribution equal to the participant’s contribution, but limited to a maximum of ten percent of the executive officer’s base salary. Pioneer’s matching contribution vests immediately. The non-qualified deferred compensation plan permits each executive officer to make investment allocation choices for both the executive officer’s contribution and Pioneer’s match to designated mutual funds or to a self-directed brokerage account offered as investment options under the non-qualified deferred compensation plan. Pioneer retains the right to maintain these investment choices as hypothetical investments or to actually invest in the executive officer’s investment choices. To date, Pioneer has chosen to actually invest the funds in the investment options selected by the executive officers so that the investment returns are funded and do not create unfunded liabilities to Pioneer.

Participants may choose to receive distribution of their vested benefits from the non-qualified compensation plan as soon as administratively practicable (i) after the date of separation from service with Pioneer or (ii) after January 1 of the year following the date of separation from service with Pioneer. A participant’s vested benefits may, at the option of the participant, be distributed in one lump sum, in five annual installments or in ten annual installments.

Severance and Change in Control Arrangements

The compensation committee believes compensation issues related to severance and change in control events for the NEOs should be addressed through contractual arrangements. Pioneer competes in an industry with a shortage of professionals with oil and gas expertise, long investment lead times that can affect short-term results, a fluctuating stock price often directly caused by the commodity price driven nature of the business and a history of merger and acquisition activity. To recruit and retain executives, provide continuity of management in the event of an actual or threatened change in control and provide the executive with the security to make decisions that are in the best long-term interest of the stockholders, Pioneer enters into severance and change in control agreements with each of its executive officers, including each NEO. The compensation committee engaged advisors knowledgeable in the field of executive compensation to assist in analyzing current market practices and designing an agreement competitive with market practices.

Stock Ownership Guidelines

To support the commitment to significant stock ownership, Pioneer’s common stock ownership guidelines are as follows:

•	For the Chairman of Pioneer’s board of directors and CEO, ownership of stock with a value equal to at least five times annual base salary.

•	For the President and other NEOs, ownership of stock with a value equal to at least three times annual base salary.

•	The NEOs generally have three years after becoming an executive officer to meet the guideline.

In evaluating compliance by officers and directors with the stock ownership guidelines, the compensation committee has established procedures to minimize the effect of stock price fluctuations on the deemed value of the individual’s holdings. All NEOs, including Mr. Sheffield, are in compliance with the ownership guidelines.

Indemnification Agreements

Pioneer has entered into indemnification agreements with each of its directors and executive officers. Each indemnification agreement requires Pioneer to indemnify each indemnitee to the fullest extent permitted by the Delaware General Corporation Law. This means, among other things, that Pioneer must indemnify the director or executive officer against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of Pioneer or is or was serving at the request of Pioneer as a director, officer, employee or agent of another corporation or other entity if the indemnitee meets the standard of conduct provided in Delaware law. Also, as permitted under Delaware law, the indemnification agreements require Pioneer to advance expenses in defending such an action provided that the director or executive officer undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification from Pioneer. Pioneer will also make the indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

Tax and Accounting Considerations

Deductibility of Executive Compensation.  The Omnibus Budget Reconciliation Act of 1993 placed restrictions on the deductibility of executive compensation paid by public companies. Under the restrictions, Pioneer is not able to deduct compensation paid to any of the NEOs in excess of $1,000,000 unless the compensation meets the definition of “performance-based compensation” as required in Section 162(m) of the Internal Revenue Code of 1986, as amended. Non-deductibility could result in additional tax costs to Pioneer. Pioneer generally tries to preserve the deductibility of all executive compensation if it can do so without interfering with Pioneer’s ability to attract and retain capable and highly motivated senior management. Pioneer’s annual incentive bonus plan does not meet the definition of performance-based compensation as required in Section 162(m) primarily because the annual incentive bonus plan is not formula driven and the compensation committee retains the right to make subjective evaluations of performance including an assessment of how effectively management adapts to changing industry conditions and opportunities during Pioneer’s bonus year. Pioneer’s restricted stock awards do not qualify as performance-based compensation under Section 162(m). Accordingly, the portions of compensation paid to Pioneer’s NEOs in 2006 that exceeded $1,000,000 (other than from the exercise of stock options) are generally not deductible. The compensation committee believes it is in the best interest of stockholders to use restricted stock and to continue with a discretionary element in the annual incentive bonus program.

Awards under the performance unit award program are designed to qualify for deductibility under Section 162(m). Portions of future restricted stock awards and annual incentive bonus awards may not be deductible. The compensation committee believes it is important to retain its discretionary judgment in evaluating performance-based pay and that a portion of the long-term incentive awards should be in restricted stock. The compensation committee has reviewed the approximate amount of the Section 162(m) loss of deduction and concluded that it should continue with its current practices.

Non-qualified Deferred Compensation.  On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to non-qualified deferred compensation arrangements. While the final regulations have not become effective yet, Pioneer believes it is operating in good faith compliance with the statutory provisions, which were effective January 1, 2005. A more detailed discussion of Pioneer’s non-qualified deferred compensation arrangements is provided above under the heading “Retirement Plans.”

Accounting for Stock-Based Compensation.  Beginning on January 1, 2006, Pioneer began accounting for stock-based payments including its Stock Option Program, Long-Term Stock Grant Program, Restricted Stock Program and Stock Award Program in accordance with the requirements of Statement of Financial Accounting Standards No. 123 (R) “Share-Based Payment.”

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors of our general partner will not receive additional compensation for their service as a director. The initial compensation of directors of our general partner who are not officers or employees of the general partner or its affiliates will be determined by the board of directors or an authorized committee of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive an annual cash retainer equal to approximately $40,000.

In addition to annual retainer fees, our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive equity incentive awards granted under the Pioneer Southwest Energy Partners L.P. 2007 Long-Term Incentive Plan. These equity incentive awards are intended to link our performance and increases in unitholder value to the total compensation of the directors of our general partner. Our general partner anticipates that these non-employee director awards will take the form of restricted units and that each non-employee director will receive a grant of restricted units at the time he or she initially becomes a member of the board of directors. This initial restricted unit grant will be valued at approximately $40,000, and our general partner anticipates that the restricted units will vest ratably over a three year period on each anniversary of the grant date. Vesting of the restricted units will be accelerated in full upon a change in control (as defined in the applicable award agreement) or if the non-employee director ceases to be a member of the board of directors by reason of the director’s death or disability. Upon cessation of a director’s board membership for any other reason, any unvested restricted units will become null and void and will be automatically forfeited. The general partner also anticipates that each non-employee director will receive annual grants of additional restricted units valued at approximately $40,000 each. The annual restricted unit awards will vest in full on the one-year anniversary of the date of grant, and vesting will accelerate upon a change in control or if the director’s board membership terminates by reason of his or her death or disability.

Each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will also be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

Our general partner intends to adopt the Pioneer Southwest Energy Partners L.P. 2007 Long-Term Incentive Plan for directors of our general partner and for employees and consultants of our general partner and its affiliates who perform services for us. To date, no awards have been made under this plan although it is contemplated that each director of our general partner who is not an officer or employee of our general partner or its affiliates will receive an initial grant of restricted units and annual grants of restricted units under this plan as described in “ — Compensation of Directors.” The description of the long-term incentive plan set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the long-term incentive plan. This summary is qualified in its entirety by reference to the long-term incentive plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The purpose of the long-term incentive plan is to provide a means to enhance profitable growth by attracting and retaining individuals to serve as directors of our general partner as well as the employees and consultants of Pioneer and its subsidiaries who will provide services to us through affording such individuals a means to acquire and maintain ownership or awards the value of which is tied to the performance of common units. The long-term incentive plan seeks to achieve this purpose by providing for grants of: options, restricted units, phantom units, unit appreciation rights, unit awards and other unit-based awards.

Securities to Be Offered

The long-term incentive plan will limit the number of units that may be delivered pursuant to awards granted under the plan to three million common units. This equals approximately 10% of the total common units outstanding immediately after the initial public offering assuming the underwriters’ over-allotment option is exercised in full immediately following the initial public offering. Units withheld to satisfy exercise prices or tax withholding obligations will again be available for delivery pursuant to other awards. In addition, if an award is forfeited, cancelled or otherwise terminates, expires or is settled without the delivery of units, the units subject to such award will again be available for new awards under the plan. The units delivered pursuant to awards may be units acquired in the open market or acquired from any person including us, or any combination of the foregoing, as determined in the discretion of the plan administrator (as defined below).

Administration of the Plan

The plan will be administered by the board of directors of our general partner or a committee thereof, which we refer to as the plan administrator. The plan administrator may terminate or amend the long-term incentive plan or any part of the plan at any time with respect to any units for which a grant has not yet been made, including increasing the number of units that may be granted, subject to the requirements of the exchange upon which the common units are listed at that time, of the Internal Revenue Code of 1986, as amended, and of the Securities Exchange Act of 1934, as amended. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire upon the earlier of (i) the date units are no longer available under the plan for grants, (ii) its termination by the board of directors of our general partner, or (iii) the tenth anniversary of the date approved by our general partner.

Awards

In General.  The plan administrator may make grants of restricted units, phantom units, unit options, unit appreciation rights, and unit and other unit-based awards, which grants shall contain such terms as the plan administrator shall determine, including terms governing the service period and/or other performance conditions pursuant to which any such awards will vest and/or be settled, as applicable.

The availability and grant of unit options, unit appreciation rights and unit and other unit-based awards are intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders. In addition, the grant of restricted units and phantom units under the plan is intended to serve as a means of incentive compensation for performance and, to a lesser extent, to provide an opportunity for plan participants to participate in the equity appreciation of our common units. Plan participants will not pay any consideration for the common units they receive pursuant to an award of restricted units, or in connection with the settlement of an award of phantom units, and we will receive no remuneration for such units. The target award levels will be determined by the board of directors (or a committee thereof) of our general partner. Grant levels in any given year may deviate on a discretionary basis based on measuring our financial, operational, strategic or other appropriate performance, as well as the individual performance of plan participants. Since no awards have been made under the plan to date, no such performance objectives have been established at this time, although it is anticipated that the board of directors (or a committee thereof) of our general partner will consider the general compensation policies and philosophies of Pioneer in making such determinations.

Restricted Units.  A restricted unit is a common unit that vests over a period of time and during that time is subject to forfeiture. The plan administrator may, in its discretion, provide that the restricted units will vest upon a “change of control,” as defined in the plan or an applicable award agreement. Distributions made on restricted units may be subjected to the same or different vesting provisions as the restricted unit. In addition, the plan administrator may provide that such distributions be used to acquire additional restricted units. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

Phantom Units.  A phantom unit entitles the grantee to receive a common unit upon or as soon as reasonably practicable following the phantom unit’s settlement date or, in the discretion of the plan administrator, a cash payment equivalent to the fair market value of a common unit. The plan administrator may, in its discretion, provide that phantom units will vest upon a “change of control” as defined in the plan or an applicable award agreement. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s unvested phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

The plan administrator may, in its discretion, grant distribution equivalent rights (“DERs”) with respect to phantom unit awards. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the phantom unit is outstanding. Payment of a DER may be subject to the same vesting terms and/or settlement terms as the award to which it relates or different vesting terms and/or settlement terms, in the discretion of the plan administrator.

Unit Options.  The long-term incentive plan will permit the grant of options covering common units. Unit options must have an exercise price that is not less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator. In addition, the plan administrator may, in its discretion, provide that unit options will become exercisable upon a “change of control” as defined in the plan or an applicable award agreement. If a grantee’s employment, consulting or membership on the board of directors terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and to the extent, the option agreement or the plan administrator provides otherwise.

The plan administrator will determine the method or methods that may be used to pay the exercise price of unit options, which may include, without limitation, cash, check acceptable to the plan administrator, withholding of units from the award, a “cashless-broker” exercise through procedures approved by the plan administrator, or any combination of the above methods.

The availability of unit options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Unit Appreciation Rights.  The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator. In addition, the plan administrator may, in its discretion, provide that unit appreciation rights will become exercisable upon a “change of control” as defined in the plan or an applicable award agreement. If a grantee’s employment, consulting or membership on the board of directors terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited unless, and to the extent, the grantee agreement or plan administrator provides otherwise.

The availability of unit appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Other Unit-Based Awards.  The long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the award may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Unit Awards.  The long-term incentive plan will permit the grant of units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual. The availability of unit awards is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Other Provisions

Tax Withholding.  Unless other arrangements are made, the plan administrator is authorized to withhold for any award, from any payment due under any award or from any compensation or other amount owing to a participant the amount (in cash, units, units that would otherwise be issued pursuant to such award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise, the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

Anti-Dilution Adjustments.  If any “equity restructuring” event occurs that could result in an additional compensation expense under FAS 123R if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted. With respect to a similar event that would not result in a FAS 123R accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the plan administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the plan and the kind of units or other securities available for grant under the plan.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that will be issued upon the consummation of this offering and the related transactions and held by:

•	beneficial owners of 5% or more of the common units;

•	our general partner;

•	each director, director nominee and named executive officer of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

Percentage of
	Common Units to	Common Units
	be Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned(2)	Owned

Pioneer USA(3)	14,992,331	54.5%
Scott D. Sheffield	—	—
Richard P. Dealy	—	—
Timothy L. Dove	—	—
A. R. Alameddine	—	—
Mark S. Berg	—	—
Chris J. Cheatwood	—	—
William F. Hannes	—	—
Danny L. Kellum	—	—
Darin G. Holderness	—	—
Alan L. Gosule(4)	—	—
Royce W. Mitchell(4)	—	—
Arthur L. Smith(4)	—	—
All directors, director nominees and executive officers as a group (12 persons)	—	—

(1)	Unless otherwise indicated, the address for the beneficial owner is 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039.

(2)	Does not include common units that may be purchased in the directed unit program.

(3)	Pioneer owns 100% of Pioneer USA and therefore also beneficially owns these common units.

(4)	Does not include 3,000 restricted units to be granted to each of Messrs. Gosule, Mitchell and Smith at the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Pioneer USA, an affiliate of our general partner, will own 14,992,331 common units, representing approximately 54.5% of our common units (approximately 51.0% if the underwriters exercise their over-allotment option in full). In addition, our general partner will own a 0.1% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of Pioneer Southwest Energy Partners L.P.

Formation Stage

The consideration received by our general partner and its affiliates for their contribution in us	• 14,992,331 common units; and

• a 0.1% general partner interest in us.

Payments at or prior to closing	We intend to use the net proceeds from this offering to purchase a portion of the interests in our operating company from Pioneer. We will use any net proceeds from the exercise of the underwriters’ over-allotment option to purchase from Pioneer an incremental working interest in certain of the oil and gas properties owned by our operating company at the closing of this offering.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally distribute 99.9% of our available cash to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 14,992,331 common units), and 0.1% of our available cash to our general partner. Assuming we have sufficient available cash to pay the full initial quarterly distribution on all of our outstanding common units for four quarters, our general partner and its affiliates will receive an annual distribution of approximately $40,730 on their 0.1% general partner interest and $22.2 million on their common units.

Payments to our general partner and its affiliates	Our partnership agreement requires us to reimburse our general partner and its affiliates for all actual direct and indirect expenses they incur or actual payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with operating our business, including overhead allocated to us. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf. Pioneer is entitled to determine in good faith the expenses that are allocable to us. To implement part of this partnership agreement requirement, we have entered into an administrative services agreement with Pioneer that establishes a formula by which a portion of Pioneer’s overhead expenses will be allocated to us. Please read “— Administrative Services Agreement” below. We will be also be charged an operating overhead fee pursuant to operating agreements with Pioneer. Please read “ — Operating Agreements” below. Additionally, Pioneer is a minority owner of certain gas processing plants that process a portion of our wet gas and retain as compensation approximately 20% of our dry gas residue and NGL value. Please read “— Gas Processing Arrangements” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into various agreements and arrangements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our operating company, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms as favorable to the parties to these agreements as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our operating company, will be paid from the proceeds of this offering.

Administrative Services Agreement

Prior to the closing of this offering, we intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Pioneer will not be liable to us for its performance of, or failure to perform, services under the administrative services agreement unless there has been a final decision determining that Pioneer acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Pioneer has informed us that, initially, expenses will be reimbursed based on a methodology of determining our share, on a per BOE basis, of certain of the general and administrative costs incurred by Pioneer. Under this initial methodology, the per BOE cost for services during any period will be determined by dividing (i) the aggregate general and administrative costs, determined in accordance with GAAP, of Pioneer (excluding our general and administrative costs), for its United States operations during such period, excluding such costs directly attributable to Pioneer’s Alaskan operations, by (ii) the sum of (x) the United States production during such period of us and Pioneer, excluding any production attributable to Alaskan operations, plus (y) the volumes delivered by Pioneer and us under all volumetric production payment obligations during such period. The costs of all awards under our long-term incentive plan will be borne 100% by us, and will not be included in the foregoing formula. The administrative fee will be determined by multiplying the per BOE costs by our total production (including volumes delivered by us under volumetric production payment obligations, if any) during such period. Based on estimated 2007 costs, we expect that the initial annual reimbursement charge will be $1.08 per BOE of our production, or approximately $1.9 million for the twelve months ended December 31, 2008. Pioneer has indicated that it expects that it will review at least annually with the Pioneer

GP board of directors this reimbursement and any changes to the methodology by which it is determined. We would expect that the methodology may change over time as we request changes in the nature and level of services provided to us by Pioneer. Although we expect to pay third party expenses directly, under the administrative services agreement Pioneer will be reimbursed for any out-of-pocket expenses it incurs on our behalf. The administrative services agreement can be terminated by us or Pioneer at any time upon 90 days notice.

Omnibus Agreement

Area of Operations.  Prior to the closing of this offering, we intend to enter into an omnibus agreement with Pioneer which will limit our area of operation to onshore Texas and the southeast region of New Mexico, comprising Chaves, Curry, De Baca, Eddy, Lincoln, Lea, Otero and Roosevelt counties. Pioneer has the right to expand our area of operations, but has no obligation to do so.

VPP.  During April 2005, Pioneer entered into a volumetric production payment agreement, or VPP, pursuant to which it sold 7.3 MMBOE of proved reserves in the Spraberry field. The VPP obligation required the delivery by Pioneer of specified quantities of gas through December of 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (iv) transfer title of the reserves to the purchaser; and (v) allow Pioneer to retain the remaining reserves after the VPP volumetric quantities have been delivered.

Virtually all the properties that our operating company will own at the closing of this offering are subject to the VPP and will remain subject to the VPP after the closing of this offering. Pioneer will agree that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from our properties subject to the VPP. If any production from the interests in the properties that we own is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to us for the value of the production (computed by taking the volumes delivered to meet the VPP obligation times the price we would have received for the related volumes, plus any out-of-pocket expenses or other expenses or losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. In the future, we expect that the VPP obligation can be fully satisfied by delivery of production from properties that are retained by Pioneer. To the extent Pioneer fails to make any cash payment associated with any of our volumes delivered pursuant to the VPP obligation, the decrease in our production would result in a decrease in our cash available for distribution.

Operational Indemnity.  Pioneer will indemnify us for three years against liabilities with respect to claims associated with the use, ownership and operation of the Partnership Properties prior to the closing of this offering.

Environmental Indemnity.  Pioneer will indemnify us for one year after the closing of this offering against certain potential environmental liabilities associated with the operation of the Partnership Properties prior to the closing of this offering.

Limitations on Indemnity.  The obligation of Pioneer for operational and environmental indemnities described above will not exceed $10.0 million in the aggregate. In addition, Pioneer will not have any indemnification obligation until our losses exceed $500 thousand in the aggregate, and then only to the extent such aggregate losses exceed $500 thousand. Pioneer will have no indemnification obligations with respect to environmental matters for claims made as a result of changes in environmental laws promulgated after the closing of this offering.

Title Indemnity.  With respect to title to the wellbore interests being conveyed to us, for a period of three years after the closing of this offering, Pioneer will indemnify us for losses attributable to defects in title to the Partnership’s interest in the presently producing intervals in the wellbores, other than certain permitted encumbrances that we have agreed do not constitute title defects. Examples of such permitted encumbrances include regulatory and existing contractual obligations, certain restrictions on assignment that have been waived either in writing or by the passage of time, certain liens that do not materially interfere with the use of the Partnership Properties as they have been used in the past or are proposed to be used in the future, and a volumetric production payment obligation that Pioneer will satisfy with production from other Pioneer properties and indemnify us for any failure or inability to do so.

Tax Indemnity.  Pioneer will also indemnify us until the expiration of the applicable statutes of limitations for taxes attributable to the operations of the Partnership Properties prior to the closing of this offering.

Omnibus Operating Agreement

Prior to the closing of this offering, we intend to enter into an omnibus operating agreement with Pioneer. The omnibus operating agreement will place restrictions and limitations on our ability to exercise certain rights that would otherwise be available to us under the operating agreements described below. For example, we will not object to attempts by Pioneer to develop the leasehold acreage surrounding our wells; we will be restricted in our ability to remove Pioneer as the operator of the wells we own; Pioneer proposed well operations will take precedence over any conflicting operations that we propose; and we will allow Pioneer to use certain of our production facilities in connection with other wells operated by Pioneer, subject to capacity limitations.

Operating Agreements

Pursuant to operating agreements entered into with Pioneer prior to the closing of this offering and in connection with future acquisitions of assets from Pioneer, we will pay Pioneer overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee). Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. We will also pay Pioneer for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements.

Gas Processing Arrangements

Pioneer owns an approximate 27.2% interest in the Midkiff/Benedum gas processing plant, which processes a portion of the wet gas from our wells and retains as compensation approximately 20% of our dry gas residue and NGL value. In July 2007, Pioneer acquired the option to purchase an additional 22% interest in the Midkiff-Benedum gas processing system for $230 million in increments in 2008 and 2009. During 2006 and the nine months ended September 30, 2007, approximately 68% of our total NGL and gas revenues was from the sale of NGL and gas processed through the plant.

Pioneer also owns an approximate 30.0% interest in the Sale Ranch gas processing plant, which processes a portion of the wet gas from our wells and retains as compensation approximately 20% of our dry gas residue and NGL value. During each of 2006 and the nine months ended September 30, 2007, approximately 26% of our total NGL and gas revenues was from the sale of NGL and gas processed through the plant.

Tax Sharing Agreement

Prior to the closing of this offering, we intend to enter into a tax sharing agreement pursuant to which we will pay Pioneer for our share of state and local income and other taxes, currently only the Texas Margin tax, for which our results are included in a combined or consolidated tax return filed by Pioneer. It is possible that Pioneer may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. In such a situation, we would reimburse Pioneer for the tax we would have owed had the attributes not been available or used for our benefit, even though Pioneer had no cash expense for that period.

Indemnification Agreements

Prior to the closing of this offering, we intend to enter into indemnification agreements with each of the independent directors of our general partner. Each indemnification agreement will require us to indemnify each indemnitee to the fullest extent permitted by our partnership agreement. This means, among other things, that we must indemnify the director against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is or was a director of our general partner or is or was serving at our general partner’s request as a director, officer, employee or agent of another corporation or other entity if the indemnitee meets the standard of conduct provided in our partnership agreement. Also as permitted under our partnership agreement, the indemnification agreements require us to advance expenses in defending such an action provided that the director undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification from us. We will also make the indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

Procedures for Review, Approval and Ratification of Certain Related Person Transactions

Our partnership agreement provides that our general partner is responsible to identify conflicts of interest and may choose to resolve the conflict of interest by any one of the methods described in our partnership agreement. Our general partner intends to maintain a conflicts committee of its board of directors, comprising at least two independent directors, to which the general partner intends to submit for review, approval or ratification any material transactions in which any of our related persons (principally directors, officers, significant unitholders and their immediate family members) has a material interest and that involves at least $120,000. Nevertheless, the general partner is not required under the partnership agreement to do so, and if it creates a conflicts committee, it will not be bound to maintain the conflicts committee or to maintain a specific set of rules with respect to the committee’s operation. The procedures under the partnership agreement for reviewing and approving certain conflicts of interest, including transactions with our related persons, is described in more detail in “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

The general partner’s conflicts committee has not yet been established. As a result, the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed by independent directors or by a conflicts committee. Had the conflicts committee and its procedures been established at the time those transactions were approved, their review and approval by the conflicts committee would have been required under the procedures the general partner intends to adopt.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships among us and our general partner and affiliates. Because our general partner is owned by Pioneer, the directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Pioneer. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us, subject to the exculpation provisions and limitations in the partnership agreement. The board of directors or the conflicts committee of the board of directors of our general partner will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us, on the other hand, our general partner will resolve that conflict. Our partnership agreement provides that our general partner’s fiduciary duties are limited and owed only to us, not to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of our general partner’s fiduciary duty to us.

Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us if the resolution of the conflict is, or is deemed to be, fair and reasonable to the partnership; provided, that any conflict of interest and any resolution of such conflict of interest shall be deemed fair and reasonable to the partnership if such conflict of interest or resolution is:

•	approved by the conflicts committee in good faith, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	determined by our general partner in good faith to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	determined by our general partner in good faith to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved.

The board of directors of our general partner intends to maintain a conflicts committee, comprising at least two independent directors. Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or its affiliates. If our general partner seeks approval from the conflicts committee, the members of the conflicts committee who do not have a “recusal conflict” (as defined below) will determine in good faith whether to approve the proposed resolution of a conflict of interest with our general partner or its affiliates. In the event any member of the conflicts committee has a recusal conflict with respect to any proposed transaction, such member is required to disclose such recusal conflict and may not participate in the decision of the conflicts committee with respect to such proposed transaction. A member of the conflicts committee shall only be deemed to have a recusal conflict with respect to a proposed transaction in the event that such member of the conflicts committee (i) is an officer of any person that is a party to any proposed transaction with the partnership or any member of the partnership group that is the subject of review (a “counterparty”), (ii) is an employee of the counterparty, (iii) has a material financial interest in the counterparty (other than ownership of less than 1% of the outstanding equity of the counterparty) or the proposed transaction (other than by reason of an ownership interest in the partnership) or (iv) is involved on behalf of the counterparty in connection with structuring or negotiating the proposed transaction. Any matters approved by the conflicts committee (or approved by an officer or officers of our general partner pursuant to guidelines and procedures adopted by the conflicts committee) in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe to us. It shall be presumed that, in making any decision relating to the resolution of a conflict of interest, the conflicts committee or our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any of the following factors when resolving a conflict: (i) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (ii) the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to us); (iii) any customary or accepted industry practices and any customary or historical dealings with a particular person; (iv) any applicable engineering practices or generally accepted accounting practices or principles; and (v) the relative cost of capital of the parties and the consequent rates of return to the equity holders of the parties. In addition, the conflicts committee (or such officer or officers of our general partner pursuant to guidelines and procedures adopted by the conflicts committee) shall be authorized in connection with its resolution of any conflict of interest to consider such additional factors as the conflicts committee or such officer(s) determine in their sole discretion to be relevant, reasonable or appropriate under the circumstances. For a discussion of what constitutes good faith, please read “— Fiduciary Duties” below.

Conflicts of interest could arise in the situations described below, among others.

Pioneer is not limited in its ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which, in turn, could adversely affect our results of operations and cash available for distribution to our unitholders.

Our partnership agreement does not prohibit Pioneer from owning assets or engaging in businesses that compete directly or indirectly with us. For example, Pioneer owns other oil and gas properties in the Spraberry field and other parts of our area of operations that will not be conveyed to us. In addition, Pioneer may acquire, develop or dispose of oil and gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Pioneer is a large, established participant in the oil and gas industry, and has significantly greater resources and experience than we have, which may make it more difficult for us to compete with Pioneer with respect to commercial activities as well as for acquisition candidates. As a result, competition from Pioneer could adversely impact our results of operations and cash available for distribution.

Neither our partnership agreement nor any other agreement requires Pioneer to pursue a business strategy that favors us. Pioneer’s officers and directors have a fiduciary duty to make these decisions in the best interests of the owners of Pioneer, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also officers of Pioneer, such officers and directors have fiduciary duties to Pioneer that may cause them to pursue business strategies that disproportionately benefit Pioneer or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Pioneer, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its sole discretion. This entitles our general partner to consider only the interests and factors that it desires, and it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its right to vote and transfer the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or any amendment to the partnership agreement.

We will reimburse our general partner and its affiliates for expenses.

Our partnership agreement requires us to reimburse our general partner and its affiliates for all actual direct and indirect expenses they incur or actual payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business, including overhead allocated to our general partner by its affiliates, including Pioneer. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Prior to the closing of this offering, we intend to enter into an administrative services agreement pursuant to which Pioneer will manage all of our assets and perform administrative services for us and will be reimbursed for a portion of its overhead expenses allocated to us pursuant to a formula. Please read “Certain Relationships and Related Party Transactions.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only against our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Pioneer will have conflicts of interest between the manner in which it operates our properties and other properties it owns or operates.

Pioneer operates all of our properties as well as its own properties that are not being contributed to us. Pioneer will have conflicts of interest between the manner in which it operates our properties and other properties it owns or operates. For example:

•	Pioneer owns drilling locations that directly offset our wells, the drilling of and production from which could cause depletion of our proved reserves. We have agreed in the omnibus operating agreement not to object to such drilling. We have also agreed that Pioneer’s proposed well operations will take precedence over any conflicting operations we propose and that we will allow Pioneer to use certain of our production facilities in connection with other wells operated by Pioneer, subject to capacity limitations. In addition, we are restricted in our ability to remove Pioneer as the operator of the wells we own.

•	Pioneer operates all of our wells, determines the manner in which its personnel and operational resources are utilized, and is not prohibited from favoring other properties it operates over our properties, so long as it conducts itself in accordance with the operating standards set forth in the operating agreements.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us, on the other, depending on the nature of the conflict. We are not required to do so and do not intend to do so in most cases.

Fiduciary Duties

The fiduciary duties our general partner owes are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that our general partner might otherwise owe. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. These modifications are detrimental to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to us.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner of a Delaware limited partnership to demonstrate the entire fairness of any action or transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner and not in its sole discretion it must act in good faith and will not be subject to any other standard under applicable law. Under our partnership agreement, good faith means that the person or persons making such determination or taking or declining to take such other action subjectively believe that the determination or other action is in our best interests; provided, however, that in making a determination in connection with a conflict of interest transaction (other than with respect to a determination by or under the direction of the conflicts committee), good faith means that a person making any determination or taking or declining to take any action subjectively believes that the decision or action made or taken (or not made or taken) is fair and reasonable to us taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us), or is on terms no less favorable to us than those generally being provided to or available from unrelated third parties. Any decision made or action taken by our general partner in good faith, including those involving a conflict of interest, will be conclusive and binding on all partners and will not be a breach of our partnership agreement or of any duty it may owe to us. In addition, when our general partner is permitted by our partnership agreement to make a decision in its sole discretion, it may act without any fiduciary obligation to us whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our unitholders or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that do not involve a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner or pursuant to procedures adopted by the conflicts committee must be determined by our general partner in good faith to be “fair and reasonable” to us taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us), or on terms no less favorable to us than those generally being provided to or available from third parties.

In making any decision relating to a resolution or course of action relating to a conflict of interest, it shall be presumed that the board of directors of our general partner, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming that presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement provides for the allocation of overhead costs to us by our general partner and its affiliates (including

Pioneer) in such amounts as our general partner determines in good faith, subject to the provisions of the administrative services agreement.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of a partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. Pursuant to our partnership agreement, each of our partners, any assignee and each person holding any beneficial interest in us irrevocably agrees that any legal action arising out of or relating in any way to our partnership agreement shall be exclusively brought in the Court of Chancery of the State of Delaware and irrevocably submits to the exclusive jurisdiction of such court in connection with any such legal action.

In order to become one of our limited partners, a unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person. By purchasing a common unit, you will be admitted as a limited partner and will be deemed to be bound by all of the terms of our partnership agreement.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to unitholders under our partnership agreement. For a description of the rights and preferences of holders of common units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of unitholders under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no direct charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Pursuant to our partnership agreement, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records or the books and records of our transfer agent. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy and Restrictions on Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to rights of holders of units, please read “Description of the Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

We were formed on June 19, 2007 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in the business activity set forth in “Business — Business Strategy” and any other business strategy that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the acquisition, development and production of oil and gas reserves, our general partner may decline to do so in its sole discretion. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read “Certain Relationships and Related Transactions.”

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our formation, qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “— Amendments to Our Partnership Agreement.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership of our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. In voting their units, affiliates of our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional common units	No approval right. Please read “— Issuance of Additional Securities.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “— Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	A majority of our outstanding units. Please read “— Termination or Dissolution.”

Continuation of our business upon dissolution	A majority of our outstanding units. Please read “— Termination or Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another person (other than an individual) in connection with the merger or consolidation of our general partner with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read “— Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance of equity securities that may effectively rank senior to our common units.

If we issue additional units in the future, our general partner is not obligated to, but may, contribute a proportionate amount of capital to us to maintain its general partner interest. If our general partner does not contribute a proportionate additional amount of capital, our general partner’s initial 0.1% interest would be reduced. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other than our general partner, the holders of common units will not have a preemptive right to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment. To adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

Generally, no amendment may be made that would:

(1) have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of our partnership agreement;

(2) enlarge the obligations of any limited partner without its consent; or

(3) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) to (3) above can be amended upon the approval of the holders of at least 90% of the outstanding units. Upon completion of this offering, our general partner and its affiliates will own approximately 54.5% of our outstanding common units, assuming no exercise of the underwriters’ over-allotment option in this offering.

No Unitholder Approval

Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or advisable to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and its subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances set forth in our partnership agreement; and

(11) any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines, at its option, that those amendments:

(1) do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests (including the division of any limited partner interests into different classes to facilitate uniformity of tax consequences within such class of limited partner interests) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed or admitted for trading;

(4) are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

(5) are required to effect the intent expressed in the registration statement of which this prospectus forms a part as amended or supplemented or of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, other combination, or sale of ownership interests in our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger or consolidation without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding certain limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding units;

(2) there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

(3) the entry of a decree of judicial dissolution of our partnership;

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of our outstanding units subject to receipt by us of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that are necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding certain limited liability and tax matters. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest.”

Upon the voluntary withdrawal of our general partner, other than as a result of its transfer of all or part of its general partner interest in us, the holders of a majority of our outstanding units, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding certain limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by a majority of our outstanding units, including those held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, Pioneer USA will own approximately 54.5% of the outstanding common units, assuming no exercise of the underwriters’ over-allotment option in this offering.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual); or

•	another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity;

our general partner may not transfer all or any part of its general partner interest in us to another entity prior to December 31, 2017 without the approval of a majority of the common units outstanding, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding certain limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, Pioneer USA, as the sole member of our general partner, may sell or transfer all or part of its ownership interest in the general partner without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (1) any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or (2) any person or group that acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or us, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partners’ interests of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase the limited partner interests; and

•	the current market price (as defined in the partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Upon completion of this offering and assuming no exercise of the underwriters’ over-allotment option in this offering, our general partner and its affiliates will own 14,992,331 of our common units, representing approximately 54.5% of our outstanding common units.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by Non-Eligible Holders will be voted by our general partner and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting was called (including outstanding units deemed owned by the general partner), represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes except such units may be considered to be outstanding for purposes of the withdrawal of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the transferred units when such transfer and admission is reflected in our books and records or the books and records of our transfer agent. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption; Withholding of Distributions

We do not currently own interests in oil and gas leases on United States federal lands but we may acquire such interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on United States federal lands, if requested by our general partner after the delivery of notice relating thereto, transferees will be required to fill out a properly completed certifications that the unitholder is an Eligible Holder, and our general partner, acting on our behalf, may at any time require each unitholder to certify or re-certify that the unitholder is an Eligible Holder. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on United States federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be, fails to furnish:

•	the required certification if requested by the general partner in connection with a transfer application; or

•	an initial certification confirming the required certification or a re-certification of a previously required certification within 30 days after request;

then, as the case may be, such transfer will be void or we will (1) have the right to withhold quarterly distributions payable on the units held by such transferee or unitholder or (2) have the right, which we may assign to any of our subsidiaries, to acquire at the lower of the purchase price of their units or the then current market price all but not less than all of the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any voting rights. If the transferee or unitholder furnishes the required certification, but our general partner determines (1) that such transferee or unitholder is not an Eligible Holder or (2) that the certification contains false information, then quarterly distributions will be restored on the units held by such transferee or unitholder, but the units shall still be subject to redemption as set forth above. If the units held by such unitholder are transferred, any previously withheld distributions will be paid to such transferring unitholder.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Any such promissory note will also be unsecured and shall be subordinated to the extent required by the terms of our other indebtedness.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by our partnership agreement, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner or any affiliate of our general partner or any departing general partner, provided that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodian services; and

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or its affiliates in connection with operating our business. These expenses include salary, bonus, incentive compensation (including equity compensation) and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine the expenses that are allocable to us. We intend to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for us such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Under the administrative services agreement, Pioneer will be reimbursed for a portion of its overhead expenses allocated to us pursuant to a formula. In addition, Pioneer will operate our properties pursuant to operating agreements. For a description of the fees and expenses that we will pay pursuant to these agreements, please read “Certain Relationships and Related Party Transactions.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns promptly after they become available;

•	information as to the amount of cash and a description and statement of the net agreed value (as defined in the partnership agreement) of any other property or services contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney that have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, and assuming that the underwriters’ over-allotment option is not exercised, our general partner and its affiliates will hold, directly and indirectly, an aggregate of 14,992,331 common units. The sale of these common units could have an adverse impact on the price of the common units or on any trading market that may develop. The common units held by our general partner and its affiliates upon completion of this offering will be “restricted securities” under Rule 144 and may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 allows our general partner and its affiliates to resell these common units after a six-month holding period that will commence on the date this offering closes, subject to the volume limitations (described in more detail below), manner of sale-provisions, notice requirements and public information requirements of Rule 144.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his units for at least one year, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking senior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register, under the Securities Act and applicable state securities laws, the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other units, including common units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, the officers and directors of our general partner, our general partner and its affiliates have agreed not to sell any common units held by our general partner or its affiliates for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Pioneer Southwest Energy Partners L.P. and our operating subsidiary.

This section does not address all federal income tax matters that affect us or the common unitholders. Furthermore, this section focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other common unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective common unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.

No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective common unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our common unitholders and thus will be borne directly by our common unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements regarding matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Vinson & Elkins L.L.P.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a common unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

(3) whether percentage depletion will be available to a common unitholder or the extent of the percentage depletion deduction available to any common unitholder (please read “— Tax Treatment of Operations — Depletion Deductions”);

(4) whether the deduction related to U.S. production activities will be available to a common unitholder or the extent of such deduction to any common unitholder (please read “— Tax Treatment of Operations — Deduction for U.S. Production Activities”); and

(5) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner in a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable to the partner, unless the amount of cash distributed to him is in excess of his adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings, court decisions and the representations described below, we will be classified as a partnership, and our operating company will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us. The representations made by us upon which Vinson & Elkins L.L.P. has relied include:

(1) Neither we, nor our operating company, has elected or will elect to be treated as a corporation; and

(2) For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the common unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to common unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, and deduction would be reflected only on our tax return rather than being passed through to the common unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a common unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the common unitholder’s tax basis in his common units, and taxable capital gain after the common unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a common unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Common unitholders who become limited partners of Pioneer Southwest Energy Partners L.P. will be treated as partners of Pioneer Southwest Energy Partners L.P. for federal income tax purposes. Also, assignees who are awaiting admission as partners, and common unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Pioneer Southwest Energy Partners L.P. for federal income tax purposes.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss, or deduction would not appear to be reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These common unitholders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Pioneer Southwest Energy Partners L.P. for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each common unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution. Each common unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a common unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Cash distributions made by us to a common unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. To the extent that cash distributions made by us cause a common unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a common unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that common unitholder. A decrease in a common unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his common units, if the distribution reduces the common unitholder’s share of our “unrealized receivables,” including recapture of intangible drilling costs, depletion and depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the common unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the common unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of our common units in this offering who holds those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 65% of the cash distributed to the common unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that gross income from operations will be sufficient to make estimated distributions on all common units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make quarterly distributions on all units at the initial distribution rate, yet we only distribute the initial quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A common unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That tax basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That tax basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a common unitholder of his share of our losses will be limited to his tax basis in his common units and, in the case of an individual common unitholder, estate, trust or a corporate common unitholder (if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals) or some tax-exempt organizations, to the amount for which the common unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a common unitholder will be at risk to the extent of his tax basis in his common units, excluding any portion of that tax basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the common unitholder or can look only to the common units for repayment. A common unitholder’s at-risk amount will increase or decrease as the tax basis of the common unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a common unitholder’s at risk amount will decrease by the amount of the common unitholder’s depletion deductions and will increase to the extent of the amount by which the common unitholder’s percentage depletion deductions with respect to our property exceed the common unitholder’s share of the tax basis of that property.

The at-risk limitation applies on an activity-by-activity basis, and in the case of gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s gas and oil properties. It is uncertain how this rule is implemented in the case of multiple gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a common unitholder’s at risk limitation with respect to us. If a common unitholder were required to compute his at risk amount separately with respect to each oil or gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his common units as a whole.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments, a common unitholder’s investments in other publicly traded partnerships, or a common unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, common unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Passive losses that are not deductible because they exceed a common unitholder’s share of income we generate may be deducted by the common unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

A common unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its common unitholders for purposes of the investment interest deduction limitation. In addition, the common unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any common unitholder or any former common unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the common unitholder on whose behalf the payment was made. If the payment is made on behalf of a common unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current common unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a common unitholder in which event the common unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our common unitholders in accordance with their percentage interests in us. If we have a net loss, the loss will be allocated to our common unitholders according to their percentage interests in us to the extent of their positive capital account balances.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of this offering, which assets are referred to in this discussion as “Contributed Property.” These “Section 704(c) Allocations” are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity.” The effect of these allocations to a common unitholder who purchases common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, “Reverse

Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the common unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other common unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a common unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a common unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the common unitholders in profits and losses;

•	the interest of all the common unitholders in cash flow; and

•	the rights of all the common unitholders to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Common Unit Ownership — Section 754 Election,” “— Uniformity of Common Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a common unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A common unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	none of our income, gain, loss or deduction with respect to those common units would be reportable by the common unitholder;

•	any cash distributions received by the common unitholder with respect to those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a common unitholder whose common units are loaned to a short seller. Therefore, common unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each common unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult their tax advisors with respect to the impact of an investment in our common units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective federal income tax rate for individuals currently is 35% and the maximum federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than twelve months at the time of disposition. The capital gains tax rate is scheduled to remain at 15% for years 2008-2010, and then increase to 20% beginning January 1, 2011.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other common unitholders. Please also read, however, “— Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a common unitholder’s inside basis in our assets has two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that tax basis.

Where the remedial allocation method is adopted (which we will generally adopt as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized book-tax disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, we are authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Common Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some common unitholders. Please read “— Uniformity of Common Units.” A common unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the common unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common

Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the common units. If such a challenge were sustained, the gain from the sale of common units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depletion and depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in his income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above, common unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our gas and oil interests. Although the Internal Revenue Code requires each common unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our common unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to common unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the common unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the common unitholder from the property for each taxable year, computed without the depletion allowance. A common unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the common unitholder’s average daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between gas and oil production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a common unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the common unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Common unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the common unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the common unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a common unitholder as a result of either the disposition by us of some or all of our gas and oil interests or the disposition by the common unitholder of some or all of his common units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the common unitholders. Further, because depletion is required to be computed separately by each common unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the common unitholders for any taxable year. We encourage each prospective common unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each common unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a common unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or gas properties and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a common unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a common unitholder of interests in us. Recapture is generally determined at the common unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, common unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to a specified percentage of our qualified production activities income that is allocated to such common unitholder. The percentages are 6% for qualified production activities income generated in the years 2008 and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each common unitholder will aggregate his share of the qualified production activities income allocated to him from us with the common unitholder’s qualified production activities income from other sources. Each common unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the common unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a common unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the common unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each common unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the common unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our common unitholders. Moreover, legislation passed by the House of Representatives and pending in the Senate would deny the

Section 199 deduction with respect to certain oil and gas production activities income. We are unable to predict whether this proposed legislation or any other changes will ultimately be enacted.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to common unitholders. Further, because the Section 199 deduction is required to be computed separately by each common unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the common unitholders. Each prospective common unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs.  The cost of acquiring gas and oil lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs.  The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs.  Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Tax Basis, Depreciation and Amortization

The tax basis of our tangible assets, such as casing, tubing, tanks, pumping units and other similar property, will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner, and (ii) any other offering will be borne by our common unitholders as of that time. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. If we determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please read “— Uniformity of Common Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by common unitholders might change, and common unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of common units equal to the difference between the common unitholder’s amount realized and the common unitholder’s tax basis for the common units sold. A common unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the common unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as long term capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. However, a portion, which may be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or appreciated “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion, and IDC recapture. Ordinary income attributable to unrealized receivables and appreciated inventory items may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling common unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low tax basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A common unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A common unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, that is, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the common unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the common unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a common unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee common unitholders. If this method is not allowed under the Treasury Regulations, or applies to only transfers of less than all of the common unitholder’s interest, our taxable income or losses might be reallocated among the common unitholders. We are authorized to revise our method of allocation between common unitholders, as well as among transferor and transferee common unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A common unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A common unitholder who sells any of his common units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A person who purchases common units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of common units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may lead to the imposition of penalties.

Constructive Termination

We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all common unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the common unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the common unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of common units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign common unitholders. Each foreign common unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate common unitholder is a “qualified resident.” In addition, this type of common unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling issued by the IRS, a foreign common unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign common unitholder. Apart from the ruling, a foreign common unitholder would not be taxed or subject to withholding upon the sale or disposition of a common unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each common unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each common unitholder’s share of income, gain, loss and deduction.

We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective common unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a common unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the General Partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of common unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against common unitholders for items in our returns. The Tax Matters Partner may bind a common unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that common unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the common unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any common unitholder having at least a 1% interest in profits or by any group of common unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each common unitholder with an interest in the outcome may participate.

A common unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a common unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	a person that is not a U.S. person,

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of common unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for common unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. We will initially conduct business and own property only in Texas. Texas imposes an entity level franchise tax (the Texas Margin tax) on corporations, certain partnerships and other entities, but currently does not impose any income or similar tax on individuals. We may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective common unitholder should consider their potential impact on his investment in us. You may be required to file state income tax returns and to pay state income taxes in any state other than Texas in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a common unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular common unitholder’s income tax liability to the state, generally does not relieve a nonresident common unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to common unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective common unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each common unitholder to file all tax returns that may be required of him.

INVESTMENT IN OUR COMPANY BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned affiliate or affiliates; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above.

Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC are acting as joint bookrunning managers of this offering and as representatives of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Friedman, Billings, Ramsey & Co., Inc.
RBC Capital Markets Corporation
Raymond James & Associates, Inc.
Wells Fargo Securities, LLC
Howard Weil Incorporated
Johnson Rice & Company L.L.C.

Total	12,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by their over-allotment option described below) if they purchase any of the units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of the prospectus and some of the units to dealers at the public offering price less a concession not to exceed $  per unit. If all of the units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,875,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment.

We, our general partner, all of the officers and directors of our general partner, and Pioneer and certain of its affiliates have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriters, dispose of or hedge any of our common units or any securities convertible into or exchangeable for our common units. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS Securities LLC, in their discretion, may release any of the securities subject to these lock-up agreements at any time without notice. None of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. or UBS Securities LLC has any present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release common units may include the length of time before the lock-up expires, the number of units involved, the reason for the requested release, market conditions, the trading price of our common units, historical trading volumes of our common units and whether the person seeking the release is an officer, director or affiliate of us.

At our request, the underwriters have reserved up to 5% of the common units for sale at the initial offering price to persons who are directors, officers and employees of our general partner and its affiliates, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the units will be determined by negotiations between our general partner and the underwriters. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded partnerships considered comparable to our partnership. We cannot assure you, however, that the prices at which the units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

Our common units have been approved for listing on the NYSE under the symbol “PSE.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise

Per unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.7 million. The underwriters have agreed to reimburse us for certain expenses in an amount equal to 0.5% of the gross proceeds of this offering, or approximately $1.3 million.

In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ option to purchase additional common units. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase additional common units. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of their option to purchase additional common units. The underwriters may also make “naked” short sales of units in excess of their option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities, as well as purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the units. They may also cause the price of the units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters or their affiliates have performed and are performing certain investment banking and advisory services for Pioneer and us from time to time for which they have received customary fees and expenses. Affiliates of certain of the underwriters will be lenders under our credit facility and are lenders under Pioneer’s $1.5 billion credit facility. In addition, affiliates of certain of the underwriters are counterparties on Pioneer’s hedging transactions. The underwriters or their affiliates may, from time to time in the future, engage in other transactions with and perform other services for Pioneer, us and our affiliates in the ordinary course of their businesses for which they would expect to receive customary fees and expenses.

A prospectus in electronic format may be made available by one or more of the underwriters. The underwriters may agree to allocate a number of units for sale to their online brokerage account holders. The underwriters may make Internet distributions on the same basis as other allocations. In addition, units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

We, our general partner and Pioneer have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

Because the Financial Industry Regulatory Authority views the units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the FINRA’s Conduct Rules. Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The following financial statements appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing:

•	The carve out financial statements of Pioneer Southwest Energy Partners L.P. Predecessor as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006;

•	The balance sheet of Pioneer Southwest Energy Partners L.P. as of June 22, 2007; and

•	The consolidated balance sheet of Pioneer Natural Resource Partners GP LLC as of June 22, 2007.

Estimated quantities of our oil and gas reserves and the net present value of such reserves as of December 31, 2006, set forth in this prospectus, are based upon reserve reports prepared by us and audited by Netherland, Sewell & Associates, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	the volatility of oil, NGL and gas prices;

•	estimation, development and acquisition of oil and gas reserves;

•	cash flow, liquidity and financial condition;

•	business and financial strategy;

•	amount, nature and timing of capital expenditures;

•	availability and terms of capital;

•	timing and amount of future production of oil and gas;

•	availability of production and well service equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	marketing of oil, NGL and gas;

•	competition in the oil and gas industry;

•	the impact of weather and the occurrence of natural disasters such as fires, earthquakes and other catastrophic events;

•	governmental regulation of the oil and gas industry;

•	developments in oil-producing and gas-producing countries; and

•	strategic plans, expectations and objectives for future operations.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION

Pioneer Southwest Energy Partners L.P. (the “Partnership”) was formed in June 2007 as a Delaware limited partnership to own and acquire oil and gas assets in its area of operations. Currently, Pioneer Natural Resources Company, a publicly traded Delaware corporation (“Pioneer”), indirectly owns all of the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering (the “Offering”) of common units representing limited partner interests. Pioneer and its subsidiaries will form Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company (“Pioneer Southwest USA”), that will own certain oil and gas properties located in the Spraberry field in the Permian Basin of West Texas (“Spraberry field”). At the closing of the Offering, Pioneer and its subsidiaries will (i) contribute to the Partnership a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA for additional general and limited partner interests in the Partnership and (ii) sell for cash the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership. The oil and gas properties owned by Pioneer Southwest USA are referred to as the “Partnership Properties.” The historical accounting attributes of the Partnership Properties are referenced herein as “Pioneer Southwest Energy Partners L.P. Predecessor” or the “Partnership Predecessor.”

The accompanying unaudited pro forma financial statements of the Partnership should be read together with the historical financial statements of the Partnership Predecessor included elsewhere in this prospectus. The unaudited pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The accompanying unaudited pro forma financial statements of the Partnership were derived by making certain adjustments to the historical audited financial statements of the Partnership Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The accompanying unaudited pro forma financial statements give effect to (i) the contribution of a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership, (ii) the sale of the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership and (iii) the Offering and related transactions. The unaudited pro forma balance sheet assumes that the contribution and sale of the ownership of Pioneer Southwest USA and the Offering and related transactions had occurred on September 30, 2007 and the unaudited pro forma statements of operations assume that the contribution and sale of the ownership of Pioneer Southwest USA and the Offering and related transactions occurred on January 1, 2006.

The unaudited pro forma financial statements included herein are not necessarily indicative of the results that might have occurred had the Offering taken place on September 30, 2007 or January 1, 2006 and are not intended to be a projection of future results. In addition, future results may vary significantly from the results reflected in the accompanying unaudited pro forma financial statements because of normal production declines, changes in commodity prices, future acquisitions and divestitures, future development and exploration activities and other factors.

The Partnership Properties are recorded at historical cost in a manner similar to a reorganization of entities under common control.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA BALANCE SHEET
September 30, 2007

	Pioneer Southwest
	Energy
	Partners L.P.	Pro Forma		Partnership
	Predecessor	Adjustments		Pro Forma
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$—	$231,000	(a)	$—
		(231,000	)(b)
Accounts receivable	11,386			11,386
Derivative assets	—	218	(c)	218

Total current assets	11,386			11,604

Properties and equipment, at cost — using the successful efforts method of accounting:
Proved properties	206,679			206,679
Accumulated depletion, depreciation and amortization	(69,705)			(69,705)

Total properties and equipment	136,974			136,974

Derivative assets	—	1,065	(c)	1,065

Total assets	$148,360			$149,643

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accrued liabilities:
Operating and capital costs	$1,469			$1,469
Production and ad valorem taxes	3,429			3,429
Derivative obligations	—	1,289	(c)	1,289

Total current liabilities	4,898			6,187

Other liabilities:
Deferred tax liability	839			839
Derivative obligations	—	2,021	(c)	2,021
Asset retirement obligations	1,443			1,443

Total liabilities	7,180			10,490

Partners’ equity:
Owner’s net equity	141,180	(141,180	)(d)	—
General partner’s interest	—	141	(d)	141
Limited partners’ interest:
Public	—	231,000	(a)	231,000
Pioneer	—	(231,000	)(b)	(91,988)
		141,039	(d)
		(2,027	)(c)

Total partners’ equity	141,180			139,153

Commitments and contingencies

Total liabilities and partners’ equity	$148,360			$149,643

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the nine months ended September 30, 2007

	Pioneer
	Southwest Energy
	Partners L.P.	Pro Forma		Partnership
	Predecessor	Adjustments		Pro Forma
	(In thousands, except unit and per unit data)

Revenues:
Oil	$54,424			$54,424
Natural gas liquids	11,205			11,205
Gas	6,908			6,908

	72,537			72,537

Costs and expenses:
Production:
Lease operating expense	13,919	4,217	(e)	18,136
Production and ad valorem taxes	6,587			6,587
Workover	1,810			1,810
Depletion, depreciation and amortization	5,926	560	(f)	6,486
General and administrative	3,241	1,875	(g)	3,384
		(1,732	)(h)
Accretion of discount on asset retirement obligations	76			76
Other	5			5

	31,564			36,484

Income before income taxes	40,973			36,053
Income tax provision	(410)	49	(i)	(361)

Net income	$40,563			$35,692

General partner’s interest in net income				$36

Limited partners’ interest in net income				$35,656

Net income per common unit				$1.30

Weighted average number of common units outstanding				27,492,331

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2006

	Pioneer
	Southwest Energy
	Partners L.P.	Pro Forma		Partnership
	Predecessor	Adjustments		Pro Forma
	(In thousands, except unit and per unit data)

Revenues:
Oil	$76,263			$76,263
Natural gas liquids	15,383			15,383
Gas	9,614			9,614

	101,260			101,260

Costs and expenses:
Production:
Lease operating expense	17,481	5,323	(e)	22,804
Production and ad valorem taxes	8,859			8,859
Workover	1,013			1,013
Depletion, depreciation and amortization	7,282	776	(f)	8,058
General and administrative	4,292	2,500	(g)	4,456
		(2,336	)(h)
Accretion of discount on asset retirement obligations	100			100
Other	23			23

	39,050			45,313

Income before income taxes	62,210			55,947
Income tax provision	(429)			(429)

Net income	$61,781			$55,518

General partner’s interest in net income				$56

Limited partners’ interest in net income				$55,462

Net income per common unit				$2.02

Weighted average number of common units outstanding				27,492,331

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1.	Basis of Presentation, the Offering, and Ancillary Agreements

Pioneer Southwest Energy Partners L.P. (the “Partnership”) was formed in June 2007 as a Delaware limited partnership to own and acquire oil and gas assets in its area of operations. Currently, Pioneer Natural Resources Company, a publicly traded Delaware corporation (“Pioneer”), indirectly owns all of the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering (the “Offering”) of common units representing limited partner interests. Pioneer and its subsidiaries will form Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company (“Pioneer Southwest USA”), that will own certain oil and gas properties located in the Spraberry field in the Permian Basin of West Texas (“Spraberry field”). At the closing of the Offering, Pioneer Natural Resources USA, Inc. (“Pioneer USA”), a wholly-owned subsidiary of Pioneer and the owner of a 99.9% limited partner interest in the Partnership and other subsidiaries of Pioneer, will (i) contribute to the Partnership a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA for additional general and limited partner interests in the Partnership and (ii) sell for cash the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership. The oil and gas properties owned by Pioneer Southwest USA are referred to as the “Partnership Properties.” The historical accounting attributes of the Partnership Properties are referenced herein as “Pioneer Southwest Energy Partners L.P. Predecessor” or the “Partnership Predecessor.”

The historical financial information of the Partnership Predecessor is derived from the carve out financial statements of Pioneer. The unaudited pro forma balance sheet adjustments have been prepared as if the pro forma transactions noted herein had taken place on September 30, 2007. In the case of the unaudited pro forma statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, the pro forma adjustments have been prepared as if the pro forma transactions noted herein had taken place on January 1, 2006.

The pro forma financial statements give effect to the following significant transactions:

•	sale by the Partnership of 12,500,000 common units to the public in the Offering;

•	payment of an underwriting discount of $16.3 million and estimated net offering expenses of approximately $2.7 million;

•	use of approximately $231.0 million of net proceeds from the Offering to purchase an interest in Pioneer Southwest USA from Pioneer;

•	the contribution of the remaining interests in Pioneer Southwest USA to the Partnership by Pioneer in exchange for a 0.1% general partner interest and the issuance of 14,992,331 common units;

•	Pioneer’s providing to the Partnership derivative contracts covering approximately 1.3 MMBOE, 1.2 MMBOE and 1.1 MMBOE of the Partnership’s estimated production for the years 2008, 2009 and 2010, respectively.

•	payment to Pioneer of a fee under an administrative services agreement pursuant to which Pioneer and its subsidiaries will manage the Partnership’s assets and perform other administrative services for the Partnership;

•	the incurrence of $2.5 million in incremental, direct general and administrative costs associated with being a publicly traded partnership. These direct costs are not reflected in the historical financial statements of the Partnership Predecessor;

•	overhead charges associated with operating the Partnership Properties (commonly referred to as the Council of Petroleum Accountants Societies, or COPAS, fee (the “COPAS Fee”)) instead of the direct internal costs of Pioneer. Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. Because the properties were previously both owned and operated by

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

Pioneer and its wholly-owned subsidiaries, the payment of the overhead charge associated with the COPAS Fee is not included in the historical financial statements of the Partnership Predecessor; and

•	payment by the Partnership to Pioneer pursuant to a tax sharing agreement for the Partnership’s share of state and local income and other taxes, currently only the Texas margin tax, to the extent that the Partnership’s results are included in a combined or consolidated tax return filed by Pioneer.

Ancillary Agreements

Administrative Services Agreement

The Partnership intends to enter into an administrative services agreement pursuant to which Pioneer will perform administrative services for the Partnership such as accounting, business development, finance, land, legal, engineering, investor relations, management, marketing, information technology, insurance, government regulations, communications, regulatory, environmental and human resources. Pioneer will not be liable to the Partnership for its performance of, or failure to perform, services under the administrative services agreement unless there has been a final decision determining that Pioneer acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. Pioneer is entitled to determine in good faith the expenses that are allocable to the Partnership. Pioneer has informed the Partnership that it intends to initially structure the reimbursement of these costs in the form of a quarterly billing of a portion of Pioneer’s aggregate general and administrative expenses for its United States operations, with the Partnership’s allocable share to be determined on the basis of the proportion that the Partnership’s production bears to the combined United States production of Pioneer and the Partnership (excluding Alaskan production). Based on estimated 2007 costs, the Partnership expects that the initial annual reimbursement charge will be $1.08 per BOE of the Partnership’s production. Pioneer has indicated that it expects that it will review at least annually with the Partnership’s general partner board of directors this reimbursement and any changes to the methodology by which it is determined. Pioneer will also be entitled to be reimbursed for all third party expenses incurred on behalf of the Partnership, such as those incurred as a result of the Partnership being a public company, which the Partnership expects to approximate $2.5 million annually.

Omnibus Agreement

Area of Operations.  The Partnership intends to enter into an omnibus agreement with Pioneer that will limit the Partnership’s area of operation to onshore Texas and the southeast region of New Mexico, comprising Chaves, Curry, De Baca, Eddy, Lincoln, Lea, Otero and Roosevelt counties.

VPP.  During April 2005, Pioneer entered into a volumetric production payment agreement, or VPP, pursuant to which it sold 7.3 MMBOE of proved reserves in the Spraberry field. The VPP obligation requires the delivery by Pioneer of specified quantities of gas through December of 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (iv) transfer title of the reserves to the purchaser; and (v) allow Pioneer to retain the remaining reserves after the VPP volumetric quantities have been delivered.

Virtually all the properties that Pioneer Southwest USA will own at the closing of this Offering are subject to the VPP and will remain subject to the VPP after the closing of this Offering. Pioneer will agree that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from the Partnership properties subject to the VPP. If any production from the interests in the properties that Pioneer Southwest USA owns is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to the Partnership for the value of the production

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

(computed by taking the volumes delivered to meet the VPP obligation times the price the Partnership would have received for the related volumes, plus any out-of-pocket expenses or other expenses or losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. Accordingly, the VPP obligation should not affect the liquidity of the Partnership. In the future, it is expected that the VPP obligation can be fully satisfied by delivery of production from properties that are retained by Pioneer. To the extent Pioneer fails to make any cash payment associated with any of the Partnership’s volumes delivered pursuant to the VPP obligation, the decrease in the Partnership’s production would result in a decrease in the Partnership’s cash available for distribution.

Historically, the production from the properties subject to the VPP has been adequate to meet the VPP obligation. However, production from Pioneer’s retained interest in the properties subject to the VPP obligation was not adequate to meet the VPP obligation, and a portion of the Partnership Predecessor’s gas production was utilized to fund the VPP obligation. Accordingly, the carve out financial statements for the nine months ended September 30, 2007 and the year ended December 31, 2006 do not include gas revenues of $40 thousand and $62 thousand, respectively, that would have been recognized absent the VPP obligation. The production associated with the excluded gas revenues was approximately 8,292 Mcf and 11,147 Mcf for nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

Operational Indemnity.  Under the omnibus agreement, Pioneer will indemnify the Partnership for three years against liabilities with respect to claims associated with the use, ownership and operation of the Partnership Properties prior to the closing of this Offering.

Environmental Indemnity.  Under the omnibus agreement, Pioneer will indemnify the Partnership for one year after the closing of this Offering against certain potential environmental liabilities associated with the operation of the Partnership Properties prior to the closing of this Offering.

Limitation on Indemnity  The obligation of Pioneer for operational and environmental indemnities described above will not exceed $10.0 million in the aggregate. In addition, Pioneer will not have any indemnification obligation until the Partnership’s losses exceed $500 thousand in the aggregate, and then only to the extent such aggregate losses exceed $500 thousand. Pioneer will have no indemnification obligations with respect to environmental matters for claims made as a result of changes in environmental laws promulgated after the closing of this Offering.

Title Indemnity.  With respect to title to the wellbore interests being conveyed to the Partnership, for a period of three years after the closing of this Offering, Pioneer will indemnify the Partnership for losses attributable to defects in title to the Partnership’s interest in the presently producing intervals in the wellbores, other than certain permitted encumbrances that the Partnership has agreed do not constitute title defects. Examples of such permitted encumbrances include regulatory and existing contractual obligations, certain restrictions on assignment that have been waived either in writing or by the passage of time, certain liens that do not materially interfere with the use of the Partnership Properties as they have been used in the past or are proposed to be used in the future, and a volumetric production payment obligation that Pioneer will satisfy with production from other Pioneer properties and indemnify the Partnership for any failure or inability to do so.

Tax Indemnity.  Pioneer will also indemnify the Partnership until the expiration of the applicable statutes of limitations for taxes attributable to the operations of the Partnership Properties prior to the closing of this Offering.

Omnibus Operating Agreement

The omnibus operating agreement will place restrictions and limitations on the Partnership’s ability to exercise certain rights that would otherwise be available to the Partnership under the operating agreements described below. For example, the Partnership will not object to attempts by Pioneer to develop the leasehold

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

acreage surrounding the Partnership’s wells; the Partnership will be restricted in its ability to remove Pioneer as the operator of the wells the Partnership owns; Pioneer proposed well operations will take precedence over any conflicting operations that the Partnership proposes; and the Partnership will allow Pioneer to use certain of the Partnership’s production facilities in connection with other wells operated by Pioneer, subject to capacity limitations.

Operating Agreements

Pursuant to operating agreements with Pioneer, the Partnership will pay Pioneer the COPAS Fee. Overhead charges are usually paid by third parties to the operator of a well pursuant to operating agreements. The Partnership will also pay Pioneer for its direct and indirect expenses that are chargeable to the wells under their respective operating agreements.

Gas Processing Arrangements

Pioneer owns an approximate 27.2% interest in the Midkiff/Benedum gas processing plant, which processes a portion of the wet gas from the Partnership wells and retains as compensation approximately 20% of the Partnership’s dry gas residue and NGL value.

In July 2007, Pioneer acquired the option to purchase an additional 22% interest in the Midkiff/Benedum gas processing system for $230 million in increments in 2008 and 2009.

Pioneer also owns an approximate 30.0% interest in the Sale Ranch gas processing plant, which processes a portion of the wet gas from the Partnership wells and retains as compensation approximately 20% of the Partnership’s dry gas residue and NGL value.

Tax Sharing Agreement

The Partnership intends to enter into a tax sharing agreement with Pioneer pursuant to which the Partnership will pay Pioneer for the Partnership’s share of state and local income and other taxes, currently only the Texas Margin tax, for which the Partnership’s results are included in a combined or consolidated tax return filed by Pioneer. It is possible that Pioneer may use its tax attributes to cause its combined or consolidated group, of which the Partnership may be a member for this purpose, to owe no tax. In such a situation, the Partnership would reimburse Pioneer for the tax the Partnership would have owed had the attributes not been available or used for the Partnership’s benefit, even through Pioneer had no cash expense for that period.

Indemnification Agreements

The Partnership intends to enter into indemnification agreements with each of the independent directors of the Partnership’s general partner. Each indemnification agreement will require the Partnership to indemnify each indemnitee to the fullest extent permitted by the partnership agreement. This means, among other things, that the Partnership must indemnify the director against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is or was a director of the Partnership’s general partner or is or was serving at the Partnership’s request as a director, officer, employee or agent of another corporation or other entity if the indemnitee meets the standard of conduct provided in the partnership agreement. Also as permitted under the partnership agreement, the indemnification agreements require the Partnership to advance expenses in defending such an action provided that the director undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification from the Partnership. The Partnership will also make the indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

Credit Facility Agreement

During October 2007, the Partnership entered into a $300 million revolving credit agreement (the “Credit Agreement”) with a syndicate of banks (the “Lenders”) that matures on the fifth anniversary of the closing date of this Offering. Under the terms of the agreement, the Partnership may increase borrowing commitments under the Credit Agreement by an additional maximum amount of $100 million if the Lenders increase their commitments or if commitments of new financial institutions are added.

Borrowings under the Credit Agreement may be in the form of revolving loans or swing line loans. Aggregate outstanding Credit Agreement swing line loans may not exceed $50 million. Revolving loans under the Credit Agreement bear interest, at the option of the Partnership, based on (a) a rate per annum equal to the higher of the prime rate announced from time to time by Bank of America (the “Prime Rate”) or the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System during the last preceding business day plus .5 percent or (b) a base Eurodollar rate, substantially equal to the London Interbank Offered Rate (“LIBOR”), plus a margin (the “Applicable Margin”) that is determined by a reference grid based on the Partnership’s ratio of total funded debt to earnings before depreciation, depletion and amortization; impairment of long-lived assets; exploration expense; accretion of discount on asset retirement obligations; interest expense; income taxes; gain or loss on the disposition of assets; noncash commodity hedge related activity; and noncash equity-based compensation (“EBITDAX”) (currently .875 percent). Swing line loans bear interest at a rate per annum equal to a base rate (typically the Prime Rate plus the Applicable Margin). Letters of credit outstanding under the Credit Agreement are subject to a per annum fee, based on a grid of the ratio of the Partnership’s total funded debt to EBITDAX, representing the Partnership’s LIBOR margin (currently .875 percent) plus .125 percent. The Partnership will pay commitment fees on the undrawn amounts under the Credit Agreement that are determined by reference to a grid based on the Partnership’s maximum leverage ratio (representing the ratio of total funded debt to EBITDAX) (.175 percent at inception of the Credit Agreement).

The Credit Agreement contains certain financial covenants, which include (i) the maintenance of a maximum debt to EBITDAX leverage ratio of not more than 3.50 to 1.0, (ii) the maintenance of an interest coverage ratio (representing a ratio of EBITDAX to interest expense) of not less than 2.50 to 1.0 and (iii) the maintenance of a ratio of the net present value of projected future cash flows from proved reserves to total debt of at least 1.75 to 1.0.

Note 2.	Pro Forma Adjustments and Assumptions

(a) Reflects estimated gross proceeds to the Partnership of $250.0 million from the issuance and sale of 12,500,000 common units at an assumed initial public offering price of $20 per unit, net of an estimated underwriting discount of $16.3 million and estimated net offering expenses of approximately $2.7 million.

(b) Represents the use of the net proceeds from the Offering to acquire an interest in Pioneer Southwest USA from Pioneer and its subsidiaries.

(c) Represents the fair value of certain oil, NGL and gas derivative contracts provided by Pioneer to the Partnership. Such contracts were held by Pioneer at September 30, 2007. (See Note 5 for additional information regarding hedging activities).

(d) Represents the conversion of the equity of the Partnership Predecessor of $141.2 million from owner’s net equity to the general partner’s interest in the Partnership and common units in the Partnership. The conversion is as follows: $0.1 million for the general partner’s interest; and $139.1 million for additional common units.

(e) Pioneer USA, as operator of the Partnership Properties, charges the other working interest owners in the wells their proportionate share of the monthly COPAS Fee. Pioneer USA will remain the operator of the

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

Partnership Properties and will charge the Partnership its proportionate share of the COPAS Fee upon closing of the Offering. The COPAS Fee was not reflected in the historical financial statements of the Partnership Predecessor, as Pioneer reflected its direct internal costs instead of the COPAS Fee in the historical financial statements of Pioneer. The pro forma adjustment of $4.2 million and $5.3 million for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, is comprised of an increase in pro forma lease operating expense for COPAS Fees in the amounts of $5.4 million and $6.8 million for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, reduced to reflect pro forma lease operating expense for Pioneer USA’s direct internal costs incurred as operator of the Partnership Properties in the amounts of $1.2 million and $1.5 million of for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

(f) Reflects incremental depreciation, depletion and amortization expense that will be recognized by the Partnership due to a reduction in the Partnership’s proved reserves as a result of the COPAS Fee reducing the economic life of the wells, thus reducing the proved reserves.

(g) Reflects estimated additional incremental general and administrative expenses associated with being a publicly traded partnership. These costs include fees associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, independent director compensation and accounting and legal services.

(h) Reflects the decrease in historical general administrative expense attributable to direct and indirect overhead costs incurred by the Partnership Predecessor compared to costs to be charged by the operator to perform such services that are included in the COPAS Fee.

(i) To reflect the effects of the Texas Margin tax related to the applicable pro forma adjustments.

Note 3.	Pro Forma Net Income Per Common Unit

Pro forma net income per common unit is determined by dividing the pro forma net income available to the common unitholders, after deducting the general partner’s 0.1% interest in pro forma net income, by the number of common units expected to be outstanding at the closing of the Offering. For purposes of this calculation, we assumed the aggregate number of common units outstanding was 27,492,331. All common units were assumed to have been outstanding since January 1, 2006. Basic and diluted pro forma net income per common unit are equivalent as there will be no dilutive units at the date of the closing of the Offering of the common units of the Partnership.

Note 4.	Oil and Gas Producing Activities

Reserve Quantity Information

The estimates of the Partnership’s pro forma proved oil, natural gas liquids (“NGL”) and gas reserves as of December 31, 2006, which are located in the Spraberry field in the Permian Basin of West Texas, are based on evaluations prepared by Pioneer’s internal reservoir engineers and audited by independent petroleum engineers. Reserves were estimated in accordance with guidelines established by the United States Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The reserve estimates as of December 31, 2006 utilized respective prices of $60.90 per Bbl for oil (reflecting adjustments for oil quality), $27.43 per Bbl for NGLs, and $4.48 per thousand cubic feet (“Mcf”) for gas (reflecting adjustments for Btu content, gas processing and shrinkage).

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

Oil, NGL and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Partnership emphasizes that proved reserve estimates are inherently imprecise. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a rollforward of pro forma total proved reserves for the year ended December 31, 2006, as well as the pro forma proved developed reserves as of December 31, 2006. Oil and NGL volumes are expressed in thousands of barrels (“MBbls”), gas volumes are expressed in thousands of cubic feet (“MMcf”) and total volumes are expressed in thousands of barrels of oil equivalent (“MBOE”).

	Oil	NGL	Gas	Total
	(MBbls)	(MBbls)	(MMcf)	(MBOE)

Total Proved Reserves:
Balance, December 31, 2005	20,560	7,179	29,803	32,706
Revisions of previous estimates	(875)	(71)	173	(917)
Production	(1,175)	(487)	(2,002)	(1,996)

Balance, December 31, 2006	18,510	6,621	27,974	29,793

Proved Developed Reserves:
Balance, December 31, 2006	18,188	6,529	27,632	29,322

The Partnership’s pro forma proved reserves at December 31, 2006 are 2,970 MBOE less than those of the Partnership Predecessor because the Partnership will be charged the COPAS Fee instead of the direct internal costs of Pioneer upon closing of the Offering, which results in higher lease operating expense. The overhead charge associated with the COPAS Fee has the effect of shortening the economic lives of the Partnership wells.

Standardized Measure of Discounted Future Net Cash Flows

The pro forma standardized measure of discounted future net cash flows is computed by applying year-end prices of the oil, NGL and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of pro forma proved oil, NGL and gas reserves less pro forma estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of ten percent per year to reflect the estimated timing of the future cash flows. As the Partnership is not subject to federal income taxes, no amount has been deducted in the pro forma calculation of standardized measure for federal income taxes. The pro forma income tax expense reflects the Partnership’s estimated effects of the Texas Margin tax. The discounted future cash flow estimates do not include the effects of the Partnership Predecessor’s commodity hedging contracts, if any.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider anticipated future oil, NGL and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

The pro forma standardized measure of discounted future net cash flows was as follows as of December 31, 2006 (in thousands):

Partnership
Pro Forma

Future cash inflows	$1,434,239
Future production costs	(740,655)
Future development costs (a)	(14,920)
Future income tax expense	(2,896)

675,768
10% annual discount factor	(341,972)

Standardized measure of discounted future net cash flows	$333,796

(a)	Includes $13.9 million of undiscounted estimated asset retirement obligations at December 31, 2006.

The primary changes in the pro forma standardized measure of discounted future net cash flows were as follows for 2006 (in thousands):

Partnership
Pro Forma

Standardized measure, beginning of year	$401,004
Net change in sales price and production costs	(30,988)
Revisions of quantity estimates	(10,120)
Sales, net of production costs	(68,584)
Development costs incurred during the year	14,807
Accretion of discount	40,100
Change in estimated future development costs	(24,959)
Change in timing and other	15,432

Change in present value of future net revenues	(64,312)
Net change in present value of future income taxes	(2,896)

Standardized measure, end of year	$333,796

The Partnership’s standardized measure of discounted future net cash flows at December 31, 2006 is $62.2 million less than that of the Partnership Predecessor as a consequence of the aforementioned COPAS Fee. The Partnership will be charged the COPAS Fee by Pioneer USA upon closing of the Offering.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

Note 5.	Hedging Activities

Pioneer intends to provide to the Partnership at the closing of the Offering certain oil, NGL and gas derivative contracts. The oil, NGL and gas revenues of the Partnership Predecessor are tied directly or indirectly to the New York Mercantile Exchange (“NYMEX”) prices. The following table reflects the volumes and average prices of the derivative contracts to be provided to the Partnership.

	Year Ended December 31,
	2008	2009	2010

Oil Hedges:
Average daily oil production to be hedged:
Swap contracts:
Volume (Bbls)	2,750	2,500	2,000
Price per Bbl	$75.73	$74.10	$70.83
NGL Hedges:
Average daily NGL production to be hedged:
Swap contracts:
Volume (Bbls)	500	500	500
Price per Bbl	$44.33	$41.75	$39.63
Gas Hedges:
Average daily gas production to be hedged:
Swap contracts:
Volume (MMBtu)	2,500	2,500	2,500
Price per MMBtu	$7.35	$7.55	$7.33

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED CARVE OUT BALANCE SHEET
September 30, 2007
(In thousands)

ASSETS
Current assets:
Accounts receivable	$11,386

Total current assets	11,386

Properties and equipment, at cost — using the successful efforts method of accounting:
Proved properties	206,679
Accumulated depletion, depreciation and amortization	(69,705)

Total properties and equipment	136,974

Total assets	$148,360

LIABILITIES AND OWNER’S NET EQUITY
Current liabilities:
Accrued liabilities:
Operating and capital costs	$1,469
Production and ad valorem taxes	3,429

Total current liabilities	4,898

Other liabilities:
Deferred tax liability	839
Asset retirement obligations	1,443

Total liabilities	7,180

Owner’s net equity	141,180
Commitments and contingencies

Total liabilities and owner’s net equity	$148,360

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED CARVE OUT STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,
	2007	2006
	(In thousands)

Revenues:
Oil	$54,424	$59,157
Natural gas liquids	11,205	11,900
Gas	6,908	7,368

	72,537	78,425

Costs and expenses:
Production:
Lease operating expense	13,919	13,355
Production and ad valorem taxes	6,587	6,772
Workover	1,810	756
Depletion, depreciation and amortization	5,926	5,271
General and administrative	3,241	3,239
Accretion of discount on asset retirement obligations	76	75
Other	5	23

	31,564	29,491

Income before income taxes	40,973	48,934
Deferred income tax provision	(410)	(429)

Net income	$40,563	$48,505

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED CARVE OUT STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2007	2006
	(In thousands)

Cash flows from operating activities:
Net income	$40,563	$48,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	5,926	5,271
Deferred income taxes	410	429
Accretion of discount on asset retirement obligations	76	75
Changes in operating assets and liabilities:
Accounts receivable	(1,292)	198
Accrued liabilities	412	1,021

Net cash provided by operating activities	46,095	55,499

Cash flows from investing activities:
Additions to oil and gas properties	(4,744)	(11,053)

Net cash used in investing activities	(4,744)	(11,053)

Cash flows from financing activities:
Net distributions to owner	(41,351)	(44,446)

Net cash used in financing activities	(41,351)	(44,446)

Increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—

Cash and cash equivalents, end of period	$—	$—

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED CARVE OUT STATEMENT OF OWNER’S NET EQUITY
For the nine months ended September 30, 2007

Total Owner’s
Net Equity
(In thousands)

Balance at January 1, 2007	$141,968
Net income	40,563
Net distributions to owner	(41,351)

Balance at September 30, 2007	$141,180

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS
September 30, 2007

Note 1.	Formation of the Partnership and Description of Business

Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), was formed in June 2007 by Pioneer Natural Resources Company (together with its subsidiaries, “Pioneer”) to own and acquire oil and gas assets in its area of operations. Pioneer currently indirectly owns all of the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). Pioneer and its subsidiaries will form Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company (“Pioneer Southwest USA”), that will own certain oil and gas properties located in the Spraberry field in the Permian Basin of West Texas (“Spraberry field”). At the closing of the Offering, Pioneer Natural Resources USA, Inc. (“Pioneer USA”), a wholly-owned subsidiary of Pioneer and other subsidiaries of Pioneer, will (i) contribute to the Partnership a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA for additional general and limited partner interests in the Partnership and (ii) sell for cash the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership. The oil and gas properties owned by Pioneer Southwest USA are referred to as the “Partnership Properties.”

Prior to the completion of the Offering, Pioneer modified the Partnership Properties thereby effecting a change in the reporting entity as defined in Statement of Financial Accounting Standard No. 154: “Accounting Changes and Error Corrections.” The Partnership Properties were modified to increase the working interest in response to a change in market conditions prior to the consummation of the Offering. The change in reporting entity has been retrospectively applied to all prior periods presented.

Note 2.	Basis of Presentation

The accompanying carve out financial statements and related notes thereto represent the carve out financial position, results of operations, cash flows, and changes in owner’s net equity of the Partnership Properties and are referred to as the “Pioneer Southwest Energy Partners L.P. Predecessor” or the “Partnership Predecessor.” The carve out financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by Pioneer are only indirectly attributable to its ownership of the Partnership Properties as Pioneer owns interests in numerous other oil and gas properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Partnership Predecessor so that the accompanying carve out financial statements reflect substantially all the costs of doing business. The allocations and related estimates and assumptions are described more fully in “Note 3. Summary of Significant Accounting Policies” and “Note 6. Related Party Transactions.”

In the opinion of management, the accompanying unaudited carve out financial statements include all adjustments necessary to represent fairly, in all material respects, the carve out financial position as of September 30, 2007 and the carve out results of operations and cash flows for the nine months ended September 30, 2007 and 2006. All adjustments are of a normal recurring nature. These interim results are not necessarily indicative of results for an entire year.

Certain amounts and disclosures have been condensed and omitted from the unaudited carve out financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. Therefore, these unaudited carve out financial statements should be read in conjunction with the audited Partnership Predecessor financial statements and related notes thereto.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS — (Continued)

Note 3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Pioneer provides cash as needed to support the operations of the Partnership Properties and collects cash from sales of production from the Partnership Properties. Consequently, the accompanying Unaudited Carve Out Balance Sheet of Pioneer Southwest Energy Partners L.P. Predecessor does not include any cash balances. Cash received or paid by Pioneer on behalf of the Pioneer Southwest Energy Partners L.P. Predecessor is reflected as a net distribution to owner on the accompanying Unaudited Carve Out Statement of Owner’s Net Equity.

Properties and Equipment

The Partnership Predecessor utilizes the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs and geological and geophysical expenditures, if any, are expensed.

Capitalized costs relating to proved properties are depleted using the unit-of-production method based on proved reserves.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion, depreciation and amortization. Generally, no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the depletion base.

In accordance with SFAS No. 144, the Partnership Predecessor reviews its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Partnership Predecessor recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Asset Retirement Obligations

The Partnership Predecessor accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under the provisions of SFAS 143, asset retirement obligations are generally capitalized as part of the carrying value of the long-lived asset.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The interpretation was adopted by the Partnership Predecessor on December 31, 2005. The adoption of FIN 47 had no impact on the Partnership Predecessor’s financial position or results of operations.

Owner’s Net Equity

Since the Partnership Predecessor was not a separate legal entity during the period covered by these carve out financial statements, none of Pioneer’s debt is directly attributable to its ownership of the Partnership Properties, and no formal intercompany financing arrangement exists related to the Partnership Properties.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS — (Continued)

Therefore, the change in net assets in each year that is not attributable to current period earnings is reflected as an increase or decrease to owner’s net equity for that year. Additionally, as debt cannot be specifically ascribed to the Partnership Properties, the accompanying Unaudited Carve Out Statements of Operations do not include any allocation of interest expense incurred by Pioneer to the Partnership Predecessor.

Employee Benefit Plans

The Partnership does not have its own employees. However, during the periods presented a portion of the general and administrative (“G&A”) expenses and lease operating expenses allocated to the Partnership Predecessor was noncash stock-based compensation recorded on the books of Pioneer. On January 1, 2006, Pioneer adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” using the “modified prospective” method.

Segment Reporting

The Partnership Predecessor has only one operating segment during the years presented — the production and development of proved oil and gas reserves. Additionally, all of the Partnership Properties are located in the United States and all of the related oil, natural gas liquids (“NGL”) and gas revenues are derived from customers located in the United States.

Income Taxes

The operations of the Partnership Predecessor are currently included in the federal income tax return of Pioneer. Following the initial public offering of the Partnership, the Partnership’s operations will be treated as a partnership with each partner being separately taxed on its share of the Partnership’s federal taxable income. Therefore, no provision for current or deferred federal income taxes has been provided for in the accompanying carve out financial statements. However, the Texas Margin tax was signed into law on May 18, 2006, which caused the Texas franchise tax to be applicable to numerous types of entities that previously were not subject to the tax, including the Partnership. A deferred tax liability and related income tax expense was recognized in May 2006 associated with the enactment of the Texas Margin tax and a Texas Margin tax provision was recognized for the nine months ended September 30, 2007 based on activity for the period.

Revenue Recognition

The Partnership Predecessor does not recognize revenues until they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

Pioneer, from time to time, enters into commodity derivatives to hedge the price risk associated with forecasted commodity sales. However, Pioneer does not designate derivative hedges to forecasted sales at the well level. Consequently, the Partnership Predecessor carve out financial statements do not include recognition of hedge gains or losses or derivative assets or liabilities associated with Pioneer’s properties in the Spraberry field.

The Partnership Predecessor uses the entitlements method of accounting for oil, NGL and gas revenues. Sales proceeds, if any, in excess of the Partnership Predecessor’s entitlement are included in other liabilities and the Partnership Predecessor’s share of sales taken by others is included in other assets in the balance sheet. The Partnership Predecessor had no material oil, NGL or gas entitlement assets or liabilities as of September 30, 2007.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS — (Continued)

Environmental

The Partnership Predecessor’s environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted unless the timing of cash payments for the liability is fixed or reliably determinable. At September 30, 2007 there were no material environmental liabilities.

Use of Estimates

Preparation of the accompanying carve out financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Depletion and impairment of oil and gas properties, in part, is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves; commodity price outlooks; environmental regulations and ad valorem and production taxes. Actual results could differ from the estimates and assumptions utilized.

Allocation of Costs

The accompanying carve out financial statements have been prepared in accordance with SAB Topic 1-B. Under these rules, all direct costs have been included in the accompanying carve out financial statements. Further, allocations for salaries and benefits, depreciation, rent, accounting and legal services, other general and administrative expenses and other costs and expenses that are not directly identifiable costs have also been included in the accompanying carve out financial statements. Pioneer has allocated general and administrative expenses to the Partnership Predecessor based on the Partnership Properties’ share of Pioneer’s total production as measured on a per barrel of oil equivalent basis. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation of the cost of doing business borne by Pioneer on behalf of the Partnership Predecessor; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

Earnings per Unit

During the periods presented, the Partnership Properties were wholly-owned by Pioneer. Accordingly, earnings per unit have not been presented.

New Accounting Standards

FIN 48.  In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The Interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on measurement, classification, interim accounting and disclosure.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS — (Continued)

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership has concluded that FIN 48 has no material impact on the Partnership Predecessor.

SFAS 157.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Partnership is continuing to assess the impact, if any, of SFAS 157.

SFAS 159.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The implementation of SFAS 159 is not expected to have a material effect on the financial condition or results of operations of the Partnership Predecessor.

Note 4.	Asset Retirement Obligations

The Partnership Predecessor’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. The Partnership Predecessor does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. The Partnership Predecessor has no assets that are legally restricted for purposes of settling asset retirement obligations. The following table summarizes the Partnership Predecessor’s asset retirement obligation transactions during the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,
	2007	2006
	(In thousands)

Beginning asset retirement obligation	$1,367	$1,402
Accretion of discount	76	75

Ending asset retirement obligation	$1443	$1,477

Note 5.	Commitments and Contingencies

The Partnership’s title to the Partnership Properties will be burdened by a volumetric production payment (“VPP”) commitment of Pioneer. During April 2005, Pioneer entered into a volumetric production payment agreement, pursuant to which it sold 7.3 million barrels of oil equivalent (“MMBOE”) of proved reserves in the Spraberry field. The VPP obligation requires the delivery by Pioneer of specified quantities of gas through December 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP agreement represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the reserves acquired); (iv) transfer title of the reserves to the purchaser; and (v) allow Pioneer to retain the reserves after the VPPs volumetric quantities have been delivered.

Virtually all the properties that Pioneer Southwest USA will own at the closing of this Offering are subject to the VPP and will remain subject to the VPP after the closing of this Offering. Pioneer will agree

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO UNAUDITED CARVE OUT FINANCIAL STATEMENTS — (Continued)

that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from the Partnership properties subject to the VPP. If any production from the interests in the properties that Pioneer Southwest USA owns is required to meet the VPP obligation, Pioneer has agreed that it will make a cash payment to the Partnership for the value of the production (computed by taking the volumes delivered to meet the VPP obligation times the price the Partnership would have received for the related volumes, plus any out-of-pocket expenses or other expenses or losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. Accordingly, the VPP obligation should not affect the liquidity of the Partnership. In the future, it is expected that the VPP obligation can be fully satisfied by delivery of production from properties that are retained by Pioneer. To the extent Pioneer fails to make any cash payment associated with any of the Partnership’s volumes delivered pursuant to the VPP obligation, the decrease in the Partnership’s production would result in a decrease in the Partnership’s cash available for distribution.

Historically, the production from the properties subject to the VPP has been adequate to meet the VPP obligation. However, production from Pioneer’s retained interest in the properties subject to the VPP obligation was not adequate to meet the VPP obligation, and a portion of the Partnership Predecessor’s gas production was utilized to fund the VPP obligation. Accordingly, the carve out financial statements for the nine months ended September 30, 2007 and 2006 do not include gas revenues of $40 thousand and $61 thousand, respectively, that would have been recognized absent the VPP obligation. The production associated with the excluded gas revenues was approximately 8,292 Mcf and 10,814 Mcf for the nine months ended September 30, 2007 and 2006, respectively.

Note 6.	Related Party Transactions

The Partnership Predecessor does not have its own employees. The employees supporting the operation of the Partnership Predecessor are employees of Pioneer. Accordingly, Pioneer recognizes all employee-related liabilities in its consolidated financial statements. In addition to employee payroll-related expenses, Pioneer incurred general and administrative expenses related to leasing of office space and other corporate overhead type expenses during the period covered by these carve out financial statements. For purposes of deriving the accompanying carve out financial statements, a portion of the consolidated general and administrative and indirect lease operating overhead expenses reported for Pioneer has been allocated to the Partnership Predecessor and included in the accompanying Unaudited Carve Out Statements of Operations for each of the periods presented. The portion of Pioneer’s consolidated general and administrative and indirect lease operating overhead expenses to be included in the accompanying carve out financial statements for each period presented was determined based on the estimated actual costs incurred by Pioneer.

Pioneer owns a non-operated interest in two gas processing plants for which substantially all of the gas from the Partnership Properties is processed. The plants are compensated by retaining 20% of the gas residue and NGL value. During the nine months ended September 30, 2007 and 2006 approximately 94% of Partnership Predecessor’s total NGL and gas revenues were from gas processed through the plants.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pioneer Natural Resources Company:

We have audited the accompanying carve out balance sheets of Pioneer Southwest Energy Partners L.P. Predecessor as of December 31, 2006 and 2005, and the related carve out statements of operations, owner’s net equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Pioneer Natural Resources Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Pioneer Southwest Energy Partners L.P. Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pioneer Southwest Energy Partners L.P. Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the carve out financial position of Pioneer Southwest Energy Partners L.P. Predecessor at December 31, 2006 and 2005, and the carve out results of its operations and its cash flows for the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the carve out financial statements, Pioneer Natural Resources Company increased the working interest in the oil and gas properties that will be owned by Pioneer Southwest Energy Partners L.P., which will be accounted for as a transaction between entities under common control. Accordingly, the carve out financial statements present the increased working interest in such oil and gas properties for all periods presented.

/s/  Ernst & Young LLP

Dallas, Texas
October 16, 2007

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

CARVE OUT BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands)

ASSETS
Current assets:
Accounts receivable	$10,094	$11,230

Total current assets	10,094	11,230

Properties and equipment, at cost — using the successful efforts method of accounting:
Proved properties	201,935	187,257
Accumulated depletion, depreciation and amortization	(63,778)	(56,497)

Total properties and equipment	138,157	130,760

Total assets	$148,251	$141,990

LIABILITIES AND OWNER’S NET EQUITY
Current liabilities:
Accrued liabilities:
Operating and capital costs	$3,900	$3,811
Production and ad valorem taxes	571	656
Other	16	72

Total current liabilities	4,487	4,539

Other liabilities:
Deferred tax liability	429	—
Asset retirement obligations	1,367	1,402

Total liabilities	6,283	5,941

Owner’s net equity	141,968	136,049

Commitments and contingencies
Total liabilities and owner’s net equity	$148,251	$141,990

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

CARVE OUT STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Revenues:
Oil	$76,263	$64,643	$45,854
Natural gas liquids	15,383	13,620	11,142
Gas	9,614	12,064	9,079

	101,260	90,327	66,075

Costs and expenses:
Production:
Lease operating expense	17,481	15,030	13,154
Production and ad valorem taxes	8,859	7,624	5,483
Workover	1,013	917	697
Depletion, depreciation and amortization	7,282	6,640	6,055
General and administrative	4,292	4,736	3,275
Accretion of discount on asset retirement obligations	100	110	202
Other	23	64	47

	39,050	35,121	28,913

Income before income taxes	62,210	55,206	37,162
Deferred income tax provision	(429)	—	—

Net income	$61,781	$55,206	$37,162

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

CARVE OUT STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities:
Net income	$61,781	$55,206	$37,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	7,282	6,640	6,055
Deferred income taxes	429	—	—
Accretion of discount on asset retirement obligations	100	110	202
Changes in operating assets and liabilities:
Accounts receivable	1,136	(2,517)	(2,935)
Accrued liabilities	(53)	1,403	1,009

Net cash provided by operating activities	70,675	60,842	41,493

Cash flows from investing activities:
Additions to oil and gas properties	(14,813)	(18,221)	(17,198)

Net cash used in investing activities	(14,813)	(18,221)	(17,198)

Cash flows from financing activities:
Net distributions to owner	(55,862)	(42,621)	(24,295)

Net cash used in financing activities	(55,862)	(42,621)	(24,295)

Increase in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

CARVE OUT STATEMENTS OF OWNER’S NET EQUITY
For the years ended December 31, 2006, 2005 and 2004

Total Owner’s
Net Equity
(In thousands)

Balance at January 1, 2004	$110,597
Net income	37,162
Net distributions to owner	(24,295)

Balance at December 31, 2004	123,464
Net income	55,206
Net distributions to owner	(42,621)

Balance at December 31, 2005	136,049
Net income	61,781
Net distributions to owner	(55,862)

Balance at December 31, 2006	$141,968

The accompanying notes are an integral part of these carve out financial statements.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004

Note 1.	Formation of the Partnership and Description of Business

Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), was formed in June 2007 by Pioneer Natural Resources Company (together with its subsidiaries, “Pioneer”) to own and acquire oil and gas assets in its area of operations. Pioneer currently owns all of the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). Pioneer and its subsidiaries will form Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company (“Pioneer Southwest USA”), that will own certain oil and gas properties located in the Spraberry field in the Permian Basin of West Texas (“Spraberry field”). At the closing of the Offering, Pioneer Natural Resources USA, Inc. (“Pioneer USA”), a wholly-owned subsidiary of Pioneer and other subsidiaries of Pioneer, will (i) contribute to the Partnership a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA for additional general and limited partner interests in the Partnership and (ii) sell for cash the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership. The oil and gas properties owned by Pioneer Southwest USA are referred to as the “Partnership Properties.”

Prior to the completion of the Offering, Pioneer modified the Partnership Properties thereby effecting a change in the reporting entity as defined in Statement of Financial Accounting Standard No. 154: “Accounting Changes and Error Corrections.” The Partnership Properties were modified to increase the working interest in response to a change in market conditions prior to the consummation of the Offering. The change in reporting entity has been retrospectively applied to all prior periods presented. As a result of the change, net income increased to $61.8 million as compared to $52.0 million previously reported for the year ended December 31, 2006, to $55.2 million as compared to $46.5 million previously reported for the year ended December 31, 2005, and to $37.2 million as compared to $31.0 million previously reported for the year ended December 31, 2004.

Note 2.	Basis of Presentation

The accompanying carve out financial statements and related notes thereto represent the carve out financial position, results of operations, cash flows, and changes in owner’s net equity of the Partnership Properties and are referred to as the “Pioneer Southwest Energy Partners L.P. Predecessor” or the “Partnership Predecessor.” The carve out financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by Pioneer are only indirectly attributable to its ownership of the Partnership Properties as Pioneer owns interests in numerous other oil and gas properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Partnership Predecessor, so that the accompanying carve out financial statements reflect substantially all the costs of doing business. The allocations and related estimates and assumptions are described more fully in “Note 3. Summary of Significant Accounting Policies” and “Note 6. Related Party Transactions.”

Note 3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Pioneer provides cash as needed to support the operations of the Partnership Properties and collects cash from sales of production from the Partnership Properties. Consequently, the accompanying Carve Out Balance Sheets of Pioneer Southwest Energy Partners L.P. Predecessor does not include any cash balances. Cash received or paid by Pioneer on behalf of the Pioneer Southwest Energy Partners L.P. Predecessor is reflected as a net distribution to owner on the accompanying Carve Out Statements of Owner’s Net Equity.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Properties and Equipment

The Partnership Predecessor utilizes the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs and geological and geophysical expenditures, if any, are expensed.

Capitalized costs relating to proved properties are depleted using the unit-of-production method based on proved reserves.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion, depreciation and amortization. Generally, no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the depletion base.

In accordance with SFAS No. 144, the Partnership Predecessor reviews its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Partnership Predecessor recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Asset Retirement Obligations

The Partnership Predecessor accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under the provisions of SFAS 143, asset retirement obligations are generally capitalized as part of the carrying value of the long-lived asset.

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The interpretation was adopted by the Partnership Predecessor on December 31, 2005. The adoption of FIN 47 had no impact on the Partnership Predecessor’s financial position or results of operations.

Owner’s Net Equity

Since the Partnership Predecessor was not a separate legal entity during the period covered by these carve out financial statements, none of Pioneer’s debt is directly attributable to its ownership of the Partnership Properties, and no formal intercompany financing arrangement exists related to the Partnership Properties. Therefore, the change in net assets in each year that is not attributable to current period earnings is reflected as an increase or decrease to owner’s net equity for that year. Additionally, as debt cannot be specifically ascribed to the Partnership Properties, the accompanying Carve Out Statements of Operations do not include any allocation of interest expense incurred by Pioneer to the Partnership Predecessor.

Employee Benefit Plans

The Partnership does not have its own employees. However, during the periods presented a portion of the general and administrative (“G&A”) expenses and lease operating expenses allocated to the Partnership Predecessor was noncash stock-based compensation recorded on the books of Pioneer. On January 1, 2006,

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Pioneer adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using the “modified prospective” method. SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Prior to the adoption of SFAS 123R, employee stock options and restricted stock awards were accounted for under the provisions of APB 25, which resulted in no compensation expense being recorded by Pioneer for stock options, since all options that were granted to Pioneer employees or non-employee directors had an exercise price equal to or above the common stock price on the grant date. However, compensation expense for 2005 and 2004 amounting to $325 thousand and $181 thousand, respectively, was recorded by Pioneer and allocated to the Partnership Predecessor related to restricted stock awards granted to Pioneer employees.

During 2005 and 2004, if compensation expense for the stock options awards had been determined by Pioneer using the provisions of SFAS 123R, the Partnership Predecessor’s net income would have been adjusted to the pro forma amounts indicated below:

	Year Ended December 31,
	2005	2004
	(In thousands)

As Reported:
Noncash stock-based compensation	$325	$181
Net income	$55,206	$37,162
Pro Forma:
Noncash stock-based compensation	$488	$568
Net income	$55,043	$36,775

Segment Reporting

The Partnership Predecessor has only one operating segment during the years presented — the production and development of oil and gas reserves. Additionally, all of the Partnership Properties are located in the United States and all of the related oil, natural gas liquids (“NGL”) and gas revenues are derived from customers located in the United States.

Income Taxes

The operations of the Partnership Predecessor are currently included in the federal income tax return of Pioneer. Following the initial public offering of the Partnership, the Partnership’s operations will be treated as a partnership with each partner being separately taxed on its share of the Partnership’s federal taxable income. Therefore, no provision for current or deferred federal income taxes has been provided for in the accompanying carve out financial statements. However, the Texas Margin tax was signed into law on May 18, 2006, which caused the Texas franchise tax to be applicable to numerous types of entities that previously were not subject to the tax, including the Partnership. A deferred tax liability and related income tax expense was recognized in 2006 for the expected future tax effect of the Texas Margin tax.

Revenue Recognition

The Partnership Predecessor does not recognize revenues until they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Pioneer, from time to time, enters into commodity derivatives to hedge the price risk associated with forecasted commodity sales. However, Pioneer does not designate derivative hedges to forecasted sales at the well level. Consequently, the Partnership Predecessor carve out financial statements do not include recognition of hedge gains or losses or derivative assets or liabilities associated with Pioneer’s properties in the Spraberry field.

The Partnership Predecessor uses the entitlements method of accounting for oil, NGL and gas revenues. Sales proceeds, if any, in excess of the Partnership Predecessor’s entitlement are included in other liabilities and the Partnership Predecessor’s share of sales taken by others is included in other assets in the balance sheet. The Partnership Predecessor had no material oil, NGL or gas entitlement assets or liabilities as of December 31, 2006 or 2005.

Environmental

The Partnership Predecessor’s environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted unless the timing of cash payments for the liability is fixed or reliably determinable. At December 31, 2006 and 2005 there were no material environmental liabilities.

Use of Estimates

Preparation of the accompanying carve out financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Depletion and impairment of oil and gas properties, in part, is determined using estimates of proved oil and gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and gas properties are subject to numerous uncertainties including, among others, estimates of future recoverable reserves; commodity price outlooks; environmental regulations and ad valorem and production taxes. Actual results could differ from the estimates and assumptions utilized.

Allocation of Costs

The accompanying carve out financial statements have been prepared in accordance with SAB Topic 1-B. Under these rules, all direct costs have been included in the accompanying carve out financial statements. Further, allocations for salaries and benefits, depreciation, rent, accounting and legal services, other general and administrative expenses and other costs and expenses that are not directly identifiable costs have also been included in the accompanying carve out financial statements. Pioneer has allocated general and administrative expenses to the Partnership Predecessor based on the Partnership Properties’ share of Pioneer’s total production as measured on a per barrel of oil equivalent basis. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation of the cost of doing business borne by Pioneer on behalf of the Partnership Predecessor; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Earnings per Unit

During the periods presented, the Partnership Properties were wholly-owned by Pioneer. Accordingly, earnings per unit have not been presented.

New Accounting Standards

FIN 48.  In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The Interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on measurement, classification, interim accounting and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership has concluded that FIN 48 has no material impact on the Partnership Predecessor.

SFAS 157.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Partnership is continuing to assess the impact, if any, of SFAS 157.

SFAS 159.  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The implementation of SFAS 159 is not expected to have a material effect on the financial condition or results of operations of the Partnership Predecessor.

Note 4.	Asset Retirement Obligations

The Partnership Predecessor’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. The Partnership Predecessor does not provide for a market risk premium associated with asset retirement obligations because a reliable estimate cannot be determined. The Partnership Predecessor has no assets that are legally restricted for purposes of settling asset retirement obligations. The following table summarizes the Partnership Predecessor’s asset retirement obligation transactions during 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Beginning asset retirement obligations	$1,402	$1,564	$2,696
Liabilities assumed in acquisition	—	—	301
Accretion of discount	100	110	202
New wells placed on production
Revision of estimates	(135)	(272)	(1,635)

Ending asset retirement obligations	$1,367	$1,402	$1,564

Note 5.	Financial Instruments

Accounts receivable, other current assets, accounts payable and other current liabilities.  The carrying amounts approximate fair value due to the short maturity of these instruments.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Note 6.	Related Party Transactions

The Partnership Predecessor does not have its own employees. The employees supporting the operation of the Partnership Predecessor are employees of Pioneer. Accordingly, Pioneer recognizes all employee-related liabilities in its consolidated financial statements. In addition to employee payroll-related expenses, Pioneer incurred general and administrative expenses related to leasing of office space and other corporate overhead type expenses during the period covered by these carve out financial statements. For purposes of deriving the accompanying carve out financial statements, a portion of the consolidated general and administrative and indirect lease operating overhead expenses reported for Pioneer has been allocated to the Partnership Predecessor and included in the accompanying Carve Out Statements of Operations for each of the three years presented. The portion of Pioneer’s consolidated general and administrative and indirect lease operating overhead expenses to be included in the accompanying carve out financial statements for each period presented was determined based on the actual costs incurred by Pioneer.

The following represents Pioneer’s costs allocated to the Partnership Predecessor during 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

General and administrative expense	$4,292	$4,736	$3,275
Indirect lease operating expense	$1,476	$1,121	$1,048

Upon completion of the Offering, Pioneer expects to (i) allocate direct and indirect general and administrative costs to the Partnership pursuant to an administrative services agreement and (ii) no longer allocate indirect lease operating expenses to the Partnership, but to charge the Partnership a fee that is generally prescribed in the operating agreements for the Partnership Properties. As a result, the historical allocation of general and administrative costs and indirect lease operating expense may not be indicative of future allocations and charges.

Pioneer owns a non-operated interest in two gas processing plants for which substantially all of the gas from the Partnership Properties is processed. The plants are compensated by retaining 20% of the gas residue and NGL value. During 2006, 2005 and 2004, approximately 94% of Partnership Predecessor total NGL and gas revenues were from gas processed through the plants.

Note 7.	Commitments and Contingencies

The Partnership’s title to the Partnership Properties will be burdened by a volumetric production payment (“VPP”) commitment of Pioneer. During April 2005, Pioneer entered into a volumetric production payment agreement, pursuant to which it sold 7.3 million barrels of oil equivalent (“MMBOE”) of proved reserves in the Spraberry field. The VPP obligation requires the delivery by Pioneer of specified quantities of gas through December 2007 and requires the delivery of specified quantities of oil through December 2010. Pioneer’s VPP agreement represents limited-term overriding royalty interests in oil and gas reserves that: (i) entitle the purchaser to receive production volumes over a period of time from specific lease interests; (ii) do not bear any future production costs and capital expenditures associated with the reserves; (iii) are nonrecourse to Pioneer (i.e., the purchaser’s only recourse is to the assets acquired); (iv) transfer title of the assets to the purchaser; and (v) allow Pioneer to retain the assets after the VPPs volumetric quantities have been delivered.

Virtually all the properties that Pioneer Southwest USA will own at the closing of this Offering are subject to the VPP and will remain subject to the VPP after the close of this Offering. Pioneer will agree that production from its retained properties subject to the VPP will be utilized to meet the VPP obligation prior to utilization of production from the Partnership properties subject to the VPP. If any production from the interests in the properties that Pioneer Southwest USA owns is required to meet the VPP obligation, Pioneer

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

has agreed that it will make a cash payment to the Partnership for the value of the production (computed by taking the volumes delivered to meet the VPP obligation times the price the Partnership would have received for the related volumes, plus any out-of-pocket expenses or other expenses or losses incurred in connection with the delivery of such volumes) required to meet the VPP obligation. Accordingly, the VPP obligation should not affect the liquidity of the Partnership. In the future, it is expected that the VPP obligation can be fully satisfied by delivery of production from properties that are retained by Pioneer. To the extent Pioneer fails to make any cash payment associated with any of the Partnership’s volumes delivered pursuant to the VPP obligation, the decrease in the Partnership’s production would result in a decrease in the Partnership’s cash available for distribution.

The production from the properties subject to the VPP were adequate to meet the VPP obligation during the years ended December 31, 2006 and 2005. However, production from Pioneer’s retained interest in the properties subject to the VPP obligation during the years ended December 31, 2006 and 2005 was not adequate to meet the VPP obligation, and a portion of the Partnership Predecessor’s gas production was utilized to fund the VPP obligation. Accordingly, the carve out financial statements for the years ended December 31, 2006 and 2005 do not include gas revenues of $62 thousand and $205 thousand, respectively, that would have been recognized absent the VPP obligation. The production associated with the excluded gas revenues was approximately 11,147 Mcf and 32,982 Mcf for the years ended December 31, 2006 and 2005, respectively.

Note 8.	Incentive Plans

401(k) Plan.  Pioneer made contributions to the Pioneer USA 401(k) Plan and Matching Plan (the “Plan”), which is a voluntary and contributory plan for eligible employees based on a percentage of employee contributions. The amounts allocated to the Partnership Predecessor totaled $63 thousand, $58 thousand and $47 thousand during 2006, 2005, and 2004, respectively. The Plan is a self-directed plan that allows employees to invest their plan accounts in various fund alternatives, including a fund that invests in Pioneer common stock.

Deferred compensation retirement plan.  Pioneer made contributions to the deferred compensation retirement plan for the officers and key employees of Pioneer. Each officer and key employee of Pioneer is allowed to contribute up to 25 percent of their base salary and 100 percent of their annual bonus. Pioneer provides a matching contribution of 100 percent of the officer’s and key employee’s contribution limited to the first 10 percent of the officer’s base salary and eight percent of the key employee’s base salary. Pioneer’s matching contribution vests immediately. The amounts allocated to the Partnership Predecessor totaled $21 thousand, $21 thousand and $18 thousand during 2006, 2005 and 2004, respectively, which are included in general and administrative expenses in the accompanying carve out financial statements.

Note 9.	Major Customers

The Partnership Predecessor’s share of oil and gas production is sold to various purchasers who must be prequalified under Pioneer’s credit risk policies and procedures. All the Partnership Predecessor’s assets are located in the State of Texas. The Partnership Predecessor records allowances for doubtful accounts based on the aging of accounts receivable and the general economic condition of its customers and, depending on facts and circumstances, may require customers to provide collateral or otherwise secure their accounts. The Partnership Predecessor is of the opinion that the loss of any one purchaser would not have an adverse effect on the ability of the Partnership Predecessor to sell its oil, NGL and gas production.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The following customers individually accounted for ten percent or more of the Partnership Predecessor’s oil, NGL and gas revenues in at least one of the years, during the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004

Plains Marketing, L.P.	57%	54%	49%
ONEOK Inc.	9%	9%	13%

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED SUPPLEMENTARY INFORMATION
December 31, 2006, 2005 and 2004

Capitalized Costs and Costs Incurred Relating to Oil and Gas Producing Activities

The capitalized cost of oil and gas properties was as follows as of the dates indicated:

	December 31,
	2006	2005
	(In thousands)

Properties and equipment, at cost — using the successful efforts method of accounting:
Proved properties	$201,935	$187,257
Accumulated depletion, depreciation and amortization	(63,778)	(56,497)

	$138,157	$130,760

The following table summarizes costs incurred related to oil and gas properties for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Proved property acquisition cost	$—	$—	$10,533
Development costs	14,672	17,949	5,029

Total costs incurred(a)	$14,672	$17,949	$15,562

(a)	Includes $135 thousand, $272 thousand and $1.6 million reductions to asset retirement obligations for 2006, 2005 and 2004, respectively.

Oil and Gas Producing Activities

The estimates of the Partnership Predecessor’s proved oil, NGL and gas reserves as of December 31, 2006, 2005 and 2004, which are located in the Spraberry field in the Permian Basin of West Texas, are based on evaluations prepared by Pioneer’s internal reservoir engineers and audited, as of December 31, 2006, by independent petroleum engineers. Reserves were estimated in accordance with guidelines established by the United States Securities and Exchange Commission and the FASB, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. Year-end prices (adjusted for quality, location and other contractual arrangements) used in estimating net cash flows were as follows as of the dates indicated:

	December 31,
	2006	2005	2004

Oil (per Bbl)	$60.90	$60.06	$42.61
NGL (per Bbl)	$27.43	$31.99	$26.25
Gas (per Mcf)	$4.48	$6.25	$4.78

Oil, NGL and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Partnership Predecessor emphasizes that proved reserve estimates are inherently imprecise. Accordingly, these estimates are expected to change as additional information becomes available in the future.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED SUPPLEMENTARY INFORMATION — (Continued)

The following table provides a rollforward of total proved reserves for the years ended December 31, 2006, 2005 and 2004, as well as proved developed reserves as of the end of each respective year. Oil and NGL volumes are expressed in thousands of barrels (“MBbls”), gas volumes are expressed in thousands of cubic feet (“MMcf”) and combined volumes are expressed in thousands of barrels of oil equivalent (“MBOE”).

	Oil	NGL	Gas	Total
	(MBbls)	(MBbls)	(MMcf)	(MBOE)

Total Proved Reserves:
Balance, December 31, 2003	19,291	7,030	33,554	31,913
Purchase of minerals-in-place	1,822	52	4,079	2,554
Revisions of previous estimates	2,112	1,180	2,491	3,707
Production	(1,151)	(499)	(2,085)	(1,998)

Balance, December 31, 2004	22,074	7,763	38,039	36,176
Revisions of previous estimates	1,278	453	(3,865)	1,087
Production	(1,179)	(480)	(2,038)	(1,999)

Balance, December 31, 2005	22,173	7,736	32,136	35,264
Revisions of previous estimates	(438)	(97)	178	(505)
Production	(1,175)	(487)	(2,002)	(1,996)

Balance, December 31, 2006	20,560	7,152	30,312	32,763

Proved Developed Reserves:
December 31:
2004	19,657	6,890	34,363	32,274
2005	20,917	7,295	30,354	33,271
2006	20,232	7,060	29,970	32,287

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil, NGL and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of ten percent per year to reflect the estimated timing of the future cash flows. Consistent with the presentation on the Carve Out Statements of Operations, future federal income taxes have not been deducted from future net revenues in the calculation of the Partnership Predecessor standardized measure, as the operations are currently included in the federal income tax return of Pioneer. Following the Offering, the Partnership will be treated as a partnership with each partner being separately taxed on its share of the Partnership’s taxable income. The future income tax expense for 2006 represents the Partnership Predecessor’s estimated impact associated with the Texas Margin tax. The discounted future cash flow estimates do not include the effects of the Partnership Predecessor’s commodity hedging contracts, if any.

PIONEER SOUTHWEST ENERGY PARTNERS L.P. PREDECESSOR

UNAUDITED SUPPLEMENTARY INFORMATION — (Continued)

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of the oil and gas properties. Estimates of fair value should also consider anticipated future oil, NGL and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

	December 31,
	2006	2005	2004
	(In thousands)

Future cash inflows	$1,584,112	$1,779,943	$1,326,086
Future production costs	(682,945)	(695,111)	(570,185)
Future development costs(a)	(14,964)	(9,264)	(21,755)
Future income tax expense	(3,525)	—	—

	882,678	1,075,568	734,146
10% annual discount factor	(486,683)	(615,912)	(410,494)

Standardized measure of discounted future net cash flows	$395,995	$459,656	$323,652

(a)	Includes $13.9 million, $16.4 million and $13.8 million of undiscounted estimated asset retirement obligations as of December 31, 2006, 2005 and 2004, respectively.

The primary changes in the standardized measure of discounted future net cash flows were as follows for 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Standardized measure, beginning of year	$459,656	$323,652	$219,282
Net change in sales price and production costs	(40,854)	159,647	87,412
Purchases of minerals-in-place	—	—	12,968
Revisions of quantity estimates	(5,934)	14,726	36,212
Sales, net of production costs	(73,908)	(66,755)	(46,741)
Development costs incurred during the year	14,807	18,221	6,363
Accretion of discount	45,966	32,365	21,928
Change in estimated future development costs	(24,052)	(20,670)	(10,374)
Change in timing and other	23,839	(1,530)	(3,398)

Change in present value of future net revenues	(60,136)	136,004	104,370
Net change in present value of future income taxes	(3,525)	—	—

Standardized measure, end of year	$395,995	$459,656	$323,652

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Pioneer Natural Resources Company

We have audited the accompanying balance sheet of Pioneer Southwest Energy Partners L.P. (the “Partnership”) as of June 22, 2007. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pioneer Southwest Energy Partners L.P. at June 22, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Dallas, Texas
July 17, 2007

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

BALANCE SHEETS

	June 22,	September 30,
	2007	2007
		(unaudited)

ASSETS
Cash	$1,000	$1,000

PARTNERS’ EQUITY
Partners’ equity:
General partner:
Contributed capital	$1	$1
Limited partner:
Contributed capital	999	999

Total partners’ equity	$1,000	$1,000

The accompanying notes are an integral part of this balance sheet.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

NOTES TO BALANCE SHEETS

Note 1.	Formation of Partnership and Basis of Presentation

Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), was formed on June 19, 2007, to own and acquire oil and gas assets in its area of operations. Pioneer Natural Resources GP LLC, a Delaware limited liability company (“Pioneer GP”), currently holds a 0.1% general partner interest in the Partnership, and Pioneer Natural Resources USA, Inc. (“Pioneer USA”), a Delaware corporation, currently holds a 99.9% limited partner interest in the Partnership. Pioneer GP is a wholly-owned subsidiary of Pioneer USA, which is a wholly-owned subsidiary of Pioneer Natural Resources Company, a publicly-traded Delaware corporation (“Pioneer”).

On June 22, 2007, Pioneer GP contributed $1 to the Partnership in exchange for its 0.1% general partner interest and Pioneer USA contributed $999 to the Partnership in exchange for its 99.9% limited partner interest in the Partnership. The accompanying audited balance sheet reflects the financial position of the Partnership immediately subsequent to its receipt of the cash contributions on June 22, 2007.

There were no other transactions involving the Partnership as of June 22, 2007 or September 30, 2007.

Note 2.	Subsequent Event (Unaudited)

The Partnership intends to offer common units, representing limited partner interests, to the public in an offering registered under the Securities Act of 1933, as amended (the “Offering”). The Partnership intends to raise estimated proceeds from the Offering of approximately $231.0 million, after deducting the underwriting discount of approximately $16.3 million and estimated offering expenses of $2.7 million.

Pioneer and its subsidiaries will form Pioneer Southwest Energy Partners USA LLC, as a Texas limited liability company (“Pioneer Southwest USA”), that will own certain oil and gas properties located in the Spraberry field in the Permian Basin of West Texas. At the closing of this Offering, Pioneer and its subsidiaries will (i) contribute to the Partnership a portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA for additional general and limited partner interests in the Partnership and (ii) sell for cash, the Offering proceeds, the remaining portion of Pioneer and its subsidiaries’ interest in Pioneer Southwest USA to the Partnership.

Credit Facility Agreement

During October 2007, the Partnership entered into a $300 million revolving credit agreement (the “Credit Agreement”) with a syndicate of banks (the “Lenders”) that matures on the fifth anniversary of the closing date of this Offering. Under the terms of the agreement, the Partnership may increase borrowing commitments under the Credit Agreement by an additional maximum amount of $100 million if the Lenders increase their commitments or if commitments of new financial institutions are added.

Borrowings under the Credit Agreement may be in the form of revolving loans or swing line loans. Aggregate outstanding Credit Agreement swing line loans may not exceed $50 million. Revolving loans under the Credit Agreement bear interest, at the option of the Partnership, based on (a) a rate per annum equal to the higher of the prime rate announced from time to time by Bank of America (the “Prime Rate”) or the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System during the last preceding business day plus .5 percent or (b) a base Eurodollar rate, substantially equal to the London Interbank Offered Rate (“LIBOR”), plus a margin (the “Applicable Margin”) that is determined by a reference grid based on the Partnership’s ratio of total funded debt to earnings before depreciation, depletion and amortization; impairment of long-lived assets; exploration expense; accretion of discount on asset retirement obligations; interest expense; income taxes; gain or loss on the disposition of assets; noncash commodity hedge related activity; and noncash equity-based compensation (“EBITDAX”) (currently .875 percent). Swing line loans bear interest at a rate per annum equal to a base rate (typically the Prime Rate plus the Applicable Margin). Letters of credit outstanding under the Credit Agreement are subject to a per annum fee, based on a grid of the ratio of the Partnership’s total funded debt to EBITDAX, representing the Partnership’s LIBOR margin (currently .875 percent) plus .125 percent. The Partnership will pay commitment fees on the undrawn amounts under the Credit Agreement that are determined by reference to a grid based on the Partnership’s maximum leverage ratio (representing the ratio of total funded debt to EBITDAX) (.175 percent at inception of the Credit Agreement).

The Credit Agreement contains certain financial covenants, which include (i) the maintenance of a maximum debt to EBITDAX leverage ratio of not more than 3.50 to 1.0, (ii) the maintenance of an interest coverage ratio (representing a ratio of EBITDAX to interest expense) of not less than 2.50 to 1.0 and (iii) the maintenance of a ratio of the net present value of projected future cash flows from proved reserves to total debt of at least 1.75 to 1.0.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Pioneer Natural Resources Company

We have audited the accompanying consolidated balance sheet of Pioneer Natural Resources GP LLC (“Pioneer GP”) as of June 22, 2007. This financial statement is the responsibility of Pioneer GP’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Pioneer GP’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pioneer GP’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Pioneer Natural Resources GP LLC at June 22, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Dallas, Texas
July 17, 2007

PIONEER NATURAL RESOURCES GP LLC

CONSOLIDATED BALANCE SHEET

June 22,
2007

ASSETS
Cash	$1,999

LIABILITIES AND OWNER’S EQUITY
Minority interest	$999
Owner’s equity:
Contributed capital	1,000

Total liabilities and owner’s equity	$1,999

The accompanying notes are an integral part of this consolidated balance sheet.

PIONEER NATURAL RESOURCES PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1.	Formation of Partnership and Basis of Presentation

Pioneer Natural Resources GP LLC, a Delaware limited liability company (“Pioneer GP”), was formed on June 19, 2007, to own a .1% general partner interest in Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”). Pioneer GP is a wholly-owned subsidiary of Pioneer Natural Resources USA, Inc. (“Pioneer USA”), which is a wholly-owned subsidiary of Pioneer Natural Resources Company, a publicly traded Delaware corporation (“Pioneer”).

On June 22, 2007, Pioneer USA contributed $1,000 to Pioneer GP. On June 22, 2007, Pioneer GP contributed $1 to the Partnership in exchange for a .1% general partner interest in the Partnership. Pioneer GP does not have any business other than holding its .1% general partner interest in the Partnership, which was formed to own and acquire oil and gas properties and related assets.

There were no other transactions involving Pioneer GP through June 22, 2007.

Note 2.	Principles of Consolidation

Pioneer GP’s consolidated balance sheet includes the accounts of the Partnership, of which Pioneer GP owns a .1% general partnership interest and Pioneer USA owns a 99.9% limited partnership interest. Due to the substantive control granted to Pioneer GP by the partnership agreement, Pioneer GP consolidates its interest in the Partnership. Pioneer GP does not own an interest in any other companies. All material intercompany balances and transactions have been eliminated.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

A-i

A-ii

A-iii

ARTICLE XVI GENERAL PROVISIONS
Section 16.1	Addresses and Notices	A-64
Section 16.2	Further Action	A-64
Section 16.3	Binding Effect	A-64
Section 16.4	Integration	A-64
Section 16.5	Creditors	A-64
Section 16.6	Waiver	A-64
Section 16.7	Counterparts	A-64
Section 16.8	Applicable Law; Forum, Venue and Jurisdiction	A-65
Section 16.9	Invalidity of Provisions	A-65
Section 16.10	Consent of Partners	A-65
Section 16.11	Facsimile Signatures	A-65
Section 16.12	Third-Party Beneficiaries	A-65

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED
PARTNERSHIP OF PIONEER SOUTHWEST ENERGY PARTNERS L.P.

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. dated          , 2008, is entered into by and between Pioneer Natural Resources GP LLC, a Delaware limited liability company, as the General Partner, and Pioneer Natural Resources USA, Inc., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership or the books and records of the Transfer Agent.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all deductions in respect of depletion that, as of the end of such fiscal year, are reasonably expected to be made to such Partner’s Capital Account in respect of the oil and gas properties of the Partnership Group, (ii) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury

Regulation Section 1.751-1(b)(2)(ii), and (iii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of the General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Pioneer Southwest Energy Partners L.P., as it may be amended, supplemented or restated from time to time.

“Assignee” means a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application, if a Transfer Application Notice has previously been given, including an Eligible Holder Certification, if a Certification Notice has previously been given, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) all cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“beneficial ownership” shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act (and “beneficially,” “beneficial owner,” “beneficial interest,” “beneficially owned” and “beneficially own” shall have a correlative meaning).

“Board of Directors” means (a) the board of directors or managers of the General Partner, as applicable, if the General Partner is a corporation or limited liability company, or (b) if the General Partner is a limited partnership, the board of directors or board of managers, as applicable, of the general partner of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain, loss, Simulated Depletion, Simulated Gain or Simulated Loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, Simulated Depletion, or gain, loss, Simulated Gain or Simulated Loss, with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the state of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, depletion (including Simulated Depletion), amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Certification Notice” means the giving of notice by the Partnership to the Limited Partners in the manner specified in Section 16.1 that the Partnership is implementing procedures pursuant to this Agreement to require a Limited Partner or a transferee of a Limited Partner Interest to certify that such Person is an Eligible Holder.

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors (a) who are not (i) security holders, officers or employees of the General Partner or any of its Affiliates (other than as permitted by clause (a)(iii)), (ii) directors of any Affiliate of the General Partner, or (iii) holders of any ownership interest in the Partnership Group other than Common Units, (b) who meet the independence standards required to serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading and (c) who do not have any relationship that would be required to be disclosed by the General Partner pursuant to Item 404(a) of Regulation S-K if the General Partner were subject to the provisions of the Securities Exchange Act.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution Agreement, dated as of the Closing Date, among the General Partner, the Partnership and Pioneer USA, as such may be amended, supplemented or restated from time to time.

“Counterparty” has the meaning assigned to such term in Section 7.9(j).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(ix).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Holder” means a person or entity qualified to hold an interest in oil and gas leases on United States federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases on United States federal lands or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

“Eligible Holder Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Formation Merger Agreement” means the Agreement and Plan of Merger, dated as of          , 2008, by and among Pioneer USA, the Operating Company, Pioneer Retained Properties Company LLC, and Pioneer Limited Natural Resources Properties LLC.

“General Partner” means Pioneer Natural Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction. The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement or similar organizational documents of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnification Agreement” means any indemnification agreement by and between the Partnership and any officer or director of the General Partner, as any of such may be amended, supplemented or restated from time to time.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, manager, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, manager, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partner” means Pioneer USA and each of the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first becomes effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership or (b) solely for purposes of Articles V, VI, IX and XII, each Assignee.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LLC Interest Sale Agreement” means that certain Membership Interest Sale Agreement, dated as of the Closing Date, between the Partnership and Pioneer USA, as such may be amended, supplemented or restated from time to time.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute.

“Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-Eligible Holder” means a Person whom the General Partner has determined does not constitute an Eligible Holder and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner pursuant to Section 4.8.

“Non-Recourse Built-in Gain” means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Non-Recourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(d)(i)(A), 6.2(d)(ii)(A) and 6.2(d)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Non-Recourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Non-Recourse Liability.

“Non-Recourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2) or Treasury Regulation Section 1.752-7.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means the Omnibus Agreement, dated as of the Closing Date, among the General Partner, the Partnership, Pioneer USA, the Operating Company and Pioneer Natural Resources Company, as such may be amended, supplemented or restated from time to time.

“Omnibus Operating Agreement” means the Omnibus Operating Agreement, dated as of the Closing Date, between the Operating Company and Pioneer USA, as such may be amended, supplemented or restated from time to time.

“Operating Agreements” means any operating agreements entered into, or to which the Operating Company otherwise becomes subject, as of the initial Closing Date among Pioneer USA, the Operating

Company and any other party thereto relating to assets and properties of the Partnership Group, as any of such may be amended, supplemented or restated from time to time.

“Operating Company” means Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company, and any successors thereto.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational GP Contribution Amount” has the meaning assigned to such term in Section 5.1.

“Organizational Limited Partner” means Pioneer USA, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Non-Recourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Non-Recourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Non-Recourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Non-Recourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Pioneer Southwest Energy Partners L.P., a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units and General Partner Units.

“Percentage Interest” means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it) with respect to General Partner Units and as to any Unitholder or Assignee with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder or Assignee, as the case may be, by (B) the total number of Outstanding Units and General Partner Units and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pioneer USA” means Pioneer Natural Resources USA, Inc., a Delaware corporation, and any successors thereto.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners and Assignees or Record Holders, apportioned among all Partners and Assignees or Record Holders in accordance with their relative Percentage Interests.

“Proposed Transaction” has the meaning assigned to such term in Section 7.9(j).

“Purchase Agreement” means the Purchase and Sale Agreement, dated as of the Closing Date, among Pioneer USA, the Operating Company and Pioneer Retained Properties Company LLC, as such may be amended, supplemented or restated from time to time, pursuant to which, if the Over-Allotment Option is exercised after the initial Closing Date, the Operating Company will purchase additional properties as described in the Registration Statement.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report, notice or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Recusal Conflict” has the meaning assigned to such term in Section 7.9(j).

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Statement” means the Registration Statement on Form S-1 (File No. 333-144868) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (a) with respect to the Unitholders, the excess of (i) the Net Positive Adjustments of the Unitholders as of the end of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period and (b) with respect to the General Partner (as holder of the General Partner Interest), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss, deduction, Simulated Depletion or Simulated Loss pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii), 6.1(d)(iv), 6.1(d)(v), 6.1(d)(vi) or 6.1(d)(viii).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss or Simulated Gain, Simulated Depletion or Simulated Loss is not allocated pursuant to Section 6.2(d)(i)(A) or 6.2(d)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Services Agreement” means the Administrative Services Agreement, dated as of the Closing Date, among the General Partner, the Operating Company, the Partnership and Pioneer USA, as such may be amended, supplemented or restated from time to time.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Limited Partner Interests, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time.

“Simulated Basis” means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).

“Simulated Depletion” means, with respect to an oil and gas property (as defined in Section 614 of the Code), a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property was its adjusted tax basis) and in the manner specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such allowance for Simulated Depletion, in the aggregate, exceed such Simulated Basis.

“Simulated Gain” means the excess, if any, of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.

“Simulated Loss” means the excess, if any, of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith or approval as contemplated by Section 7.9(i).

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination (i) the general partner or (ii) a limited partner of such partnership or member of such limited liability company, but, in the case of clause (ii), only if more than 50% of the partnership interests of such partnership or membership interests of such limited liability company (considering all of the partnership interests or membership interests as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation, a partnership or a limited liability company) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership or the books and records of the Transfer Agent.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of the Closing Date, between Pioneer Natural Resources Company and the Partnership, as such may be amended, supplemented or restated from time to time.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in a form set forth on the back of a Certificate, if applicable, or in a form substantially to the same effect in a separate instrument.

“Transfer Application Notice” means the giving of notice by the Partnership to the Limited Partners in the manner specified in Section 16.1 that the Partnership is implementing procedures pursuant to this Agreement to require a Limited Partner or a transferee of a Limited Partner Interest to complete a Transfer Application in connection with the transfer of such Limited Partner Interest.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated          , 2007, among the Underwriters, Pioneer Natural Resources Company, Pioneer USA, the Operating Company, the Partnership and the General Partner, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include the General Partner Interest.

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2  Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1  Formation.

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Pioneer Southwest Energy Partners L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2  Name.

The name of the Partnership shall be “Pioneer Southwest Energy Partners L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801 and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, the business activities described in the Registration Statement including pursuing the business strategy set forth in the Registration Statement and any other business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act, and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may in its sole discretion decline to propose or approve, the conduct by the Partnership of any business, other than the business activities described in the Registration Statement to be conducted by the Partnership as of the Closing Date, and, in declining to so propose or approve, shall not be required to fulfill any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5  Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Power of Attorney.

(a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities, issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7  Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8  Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the

General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

Section 2.9  Certain Undertakings Relating to the Separateness of the Partnership.

(a) Separateness Generally.  The Partnership shall conduct its business and operations separate and apart from those of any other Person (other than the General Partner) in accordance with this Section 2.9.

(b) Separate Records.  The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements, separate from those of any other Person, except its consolidated Subsidiaries.

(c) Separate Assets.  The Partnership shall not commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.

(d) Separate Name.  The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.

(e) Separate Credit.  Except as permitted by this Agreement, the Partnership shall not (i) pay its liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries, (iv) acquire obligations or debt securities of the General Partner or its Affiliates (other than the Partnership or its Subsidiaries), or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries; provided that the Partnership may engage in any transaction described in clauses (ii)-(v) of this Section 2.9(e) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent public accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a National Securities Exchange.

(f) Separate Formalities.  The Partnership shall (i) observe all partnership formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it, (ii) engage in transactions with the General Partner and its Affiliates (other than another Group Member) in conformity with the requirements of Section 7.9, and (iii) promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative expenses, capital expenditures, and costs for shared services performed by Affiliates of the General Partner (other than another Group Member). Each material contract between the Partnership or another Group Member, on the one hand, and the Affiliates of the General Partner (other than a Group Member), on the other hand, shall be in writing.

(g) No Effect.  Failure by the General Partner or the Partnership to comply with any of the obligations set forth above shall not affect the status of the Partnership as a separate legal entity, with its separate assets and separate liabilities. The General Partner and the Partnership may be consolidated for financial reporting purposes with Pioneer Natural Resources Company and its subsidiaries; provided, however, that such consolidation shall not affect the status of the Partnership as a separate legal entity with its separate assets and separate liabilities.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Common Units being so issued. In addition, upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Interest and upon the request of any Person owning any other Partnership Securities, other than Common Units, or options, rights, warrants and appreciation rights relating to such Partnership Securities that are to be evidenced by certificates, the Partnership shall issue to such Person one or more certificates evidencing such other Partnership Securities, other than Common Units, or options, rights, warrants and appreciation rights relating to such Partnership Securities. Certificates shall be executed on behalf of the Partnership by the Chief Executive Officer, President or any Executive Vice President, Senior Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that the Common Units may be certificated or uncertificated as provided in the Delaware Act; provided, further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Common Units, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate or the issuance of uncertificated Common Units, as the case may be, before the General Partner has notice that the Partnership Securities represented by the Certificate have been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner or Assignee fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Securities represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Common Units.

(c) As a condition to the issuance of any new Certificate or uncertificated Common Units under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application, if a Transfer Application Notice has previously been given, and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4  Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. Limited Partner Interests may be transferred only in the manner described in this Section 4.5 and the Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests or uncertificated Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5.

(b) Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Except as otherwise provided in Section 4.8, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application, if a Transfer Application Notice has previously been given, properly completed and duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. No distributions or allocations will be made in respect of the Limited Partner Interests until a properly completed Transfer Application, if a Transfer Application Notice has previously been given, has been delivered.

(c) Upon the receipt of proper transfer instructions from the registered owner of uncertificated Limited Partner Interests, and, if a Transfer Application Notice has previously been given, a Transfer Application, properly completed and duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing), such uncertificated Limited Partner Interests shall be cancelled, issuance of new equivalent uncertificated Limited Partner Interests or Certificates shall be made to the holder of Limited Partner Interests entitled thereto and the transaction shall be recorded upon the books and records of the Partnership or the books and records of the Transfer Agent.

(d) The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the transferee of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(f) A transferee of a Limited Partner Interest shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

(g) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6  Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to December 31, 2017, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after December 31, 2017, the General Partner may in its sole discretion transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Restrictions on Transfers.

(a) Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE PIONEER SOUTHWEST ENERGY PARTNERS L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). PIONEER NATURAL RESOURCES GP LLC, THE GENERAL PARTNER OF PIONEER SOUTHWEST ENERGY PARTNERS L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS

INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.8  Eligible Holder Certifications; Non-Eligible Holders.

(a) If a transferee of a Limited Partner Interest fails to furnish a properly completed Eligible Holder Certification, if a Certification Notice has previously been given, the Limited Partner Interests owned by such transferee shall be subject to (i) a withholding of distributions or (ii) redemption, each in accordance with the provisions of Section 4.9.  If, upon receipt of such Eligible Holder Certification or otherwise, the General Partner determines that such transferee is not an Eligible Holder, the Limited Partner Interests owned by such transferee shall also be subject to redemption in accordance with the provisions of Section 4.9.

(b) The General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Eligible Holder Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such other Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Eligible Holder Certification or other requested information, the Limited Partner Interests owned by such Limited Partner or Assignee shall be subject to (i) a withholding of distributions or (ii) redemption, each in accordance with the provisions of Section 4.9. If upon receipt of such Eligible Holder Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Holder, the Limited Partner Interests owned by such Limited Partner or Assignee shall also be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-Eligible Holder and, thereupon, the General Partner shall be substituted for such Non-Eligible Holder as the Limited Partner in respect of the Non-Eligible Holder’s Limited Partner Interests.

(c) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-Eligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-Eligible Holders are cast, either for, against or abstaining as to the matter.

(d) Upon dissolution of the Partnership, a Non-Eligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-Eligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-Eligible Holder of its Limited Partner Interest (representing its right to receive its share of such distribution in kind).

(e) At any time after a Non-Eligible Holder can and does certify that it has become an Eligible Holder, a Non-Eligible Holder may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-Eligible Holder not redeemed pursuant to Section 4.9, and upon admission of such Non-Eligible Holder pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-Eligible Holder’s Limited Partner Interests.

Section 4.9  Redemption of Partnership Interests of Non-Eligible Holders.

(a) If at any time a Limited Partner or Assignee fails to furnish an Eligible Holder Certification, if a Certification Notice has previously been given, or other information requested within the 30-day period specified in Section 4.8(b), or if upon receipt of such Eligible Holder Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Holder, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligible Holder Certification to the General Partner prior to the date fixed for redemption as provided below,

(i) Redeem the Limited Partner Interest of such Limited Partner or Assignee as follows:

(A) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the records of the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate, if such Redeemable Interests are certificated, evidencing the Redeemable Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made;

(B) The aggregate redemption price for Redeemable Interests shall be an amount equal to the lower of (1) the original purchase price for such Redeemable Interests or (2) the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of an unsecured promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date, which promissory note shall be subordinated to the extent required by any applicable existing credit agreement, indenture or similar agreement;

(C) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of (x) if certificated, the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or (y) if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor;

(D) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests; or

(ii) Withhold from such Limited Partner or Assignee any distributions payable pursuant to Section 6.3(a) in respect of the Limited Partner Interests held by such Limited Partner or Assignee, such withheld distributions to remain part of the Partnership’s assets. Upon the earlier of (A) the receipt by the General Partner of the required Eligible Holder Certification from such Limited Partner or Assignee or (B) the transfer of such Limited Partner Interests by such Limited Partner, any previously withheld distributions shall be paid to such Limited Partner (without interest).

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Transfer Application, if a Transfer Application Notice has previously been given, that he is an Eligible Holder, if a Certification Notice has previously been given. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $1.00 (the “Organizational GP Contribution Amount”) and agreed to render all services necessary for the management of the Partnership Group in exchange for the 0.1% General Partner Interest and has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $999.00 for a 99.9% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, as provided in the Contribution Agreement, (i) the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and (ii) the Organizational GP Contribution Amount shall be refunded to the General Partner. Ninety Nine and 9/10ths percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2  Contributions by the General Partner and Pioneer USA.

(a) On the Closing Date and pursuant to the Contribution Agreement, Pioneer USA shall contribute to the General Partner, as a Capital Contribution, [     %] of the ownership interests in the Operating Company, and the General Partner shall convey such interests to the Partnership in exchange for a continuation of the 0.1% General Partner Interest.

(b) On the Closing Date and pursuant to the Contribution Agreement, Pioneer USA shall contribute to the Partnership, as a Capital Contribution, [     %] of the ownership interests in the Operating Company in exchange for [          ] Common Units.

(c) Upon the issuance of any additional Limited Partner Interests by the Partnership at any time after the Closing Date pursuant to the Over-Allotment Option, the General Partner shall, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in this Section 5.2(c) (upon the issue of additional Limited Partner Interests in respect of the exercise of the Over-Allotment Option) and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

(d) Upon the issuance of any additional Limited Partner Interests by the Partnership, the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in this Section 5.2 or Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

(e) The sequencing of transactions set forth in this Section 5.2 and Section 5.3 shall be consummated in the order set forth in the Contribution Agreement and the LLC Interests Sale Agreement.

Section 5.3  Contributions by the Underwriters; Sale of Operating Company Interest.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b) On the Closing Date and pursuant to the LLC Interest Sale Agreement, Pioneer USA shall sell to the Partnership a [     %] interest in the Operating Company in exchange for payment by the Partnership of $      in cash.

(c) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(d) The net proceeds, if any, from the Capital Contributions made in respect of an exercise of the Over-Allotment Option pursuant to Section 5.2(c) (if applicable) and Section 5.3(c) shall be contributed by the Partnership to the Operating Company, which shall use such Capital Contributions to acquire additional oil and gas properties and related assets from Pioneer USA or its subsidiaries pursuant to the Purchase Agreement and as more fully described in the Registration Statement.

(e) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 12,500,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 1,875,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the Common Units issuable pursuant to Section 5.2(b) and (iv) pursuant to Section 7.4(c).

Section 5.4  Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain, loss, Simulated Gain or Simulated Loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization or Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization or Simulated Depletion, any further deductions for such depreciation, cost recovery, amortization or Simulated Depletion attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery, amortization or Simulated Depletion derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has an adjusted basis of zero for federal income tax purposes, depreciation cost recovery, amortization or Simulated Depletion deductions shall be determined using any reasonable method that the General Partner may adopt.

(vi) In the event the Gross Liability Value of any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) is adjusted as required by this Agreement, the amount of such adjustment shall be treated as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership) and shall be taken into account for purposes of computing Net Income or Net Loss.

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c) in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partner.

(b) Each additional Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem such Partnership Security or option, right, warrant or appreciation right relating to such Partnership Security (including sinking fund provisions); (v) whether such Partnership Security or option, right, warrant and appreciation right relating to such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Partnership Security or option, right, warrant and appreciation right relating to such Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security or option, right, warrant and appreciation right relating to such Partnership Security; and (viii) the right, if any, of such Partnership Security or option, right, warrant and appreciation right relating to such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security or option, right, warrant and appreciation right relating to such Partnership Security.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities or in connection with the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities are listed or admitted to trading.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.6(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.7  Limited Preemptive Right.

Except as provided in this Section 5.7 and in Section 5.2 or as provided pursuant to the terms of any securities issued, or agreements entered into in connection with the issuance of any securities issued, pursuant to Section 5.6, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security or option, right, warrant and appreciation right relating to any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities.

Section 5.8  Splits and Combinations.

(a) The Partnership may make a Pro Rata distribution of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, subject to Section 5.6(d), and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities or options, rights, warrants and appreciation rights relating to Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Securities to the Record Holders of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate, if such securities are certificated, held by such Record Holder immediately prior to such Record Date.

Section 5.9  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 or Section 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a) Net Income.  After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Income for each taxable period and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Income for such taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b) Net Losses.  After giving effect to the special allocations set forth in Section 6.1(d) and any allocations to other Partnership Securities, Net Losses for each taxable period and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Losses for such taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b) to the extent that such allocation would cause any Limited Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account), instead any such Net Losses shall be allocated to the General Partner.

(c) Net Termination Gains and Losses.  After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.3 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account; and

(B) Second, 100% to all Partners in accordance with their respective Percentage Interests.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, 100% to all Partners in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(B) Second, the balance, if any, 100% to the General Partner.

(d) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Non-Recourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Non-Recourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Non-Recourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income, gain and Simulated Gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii).

(iv) Gross Income Allocations.  In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income, gain and Simulated Gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Non-Recourse Deductions.  Non-Recourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Non-Recourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi) Partner Non-Recourse Deductions.  Partner Non-Recourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Non-Recourse Debt to which such Partner Non-Recourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Non-Recourse Debt, such Partner Non-Recourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) Non-Recourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Non-Recourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Non-Recourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(viii) Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or Simulated Gain (if the adjustment increases the basis of the asset) or loss or Simulated Loss (if the adjustment decreases such basis), and such item of gain, loss, Simulated Gain or Simulated Loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(ix) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Non-Recourse Deductions shall not be taken into account for the purposes of this Section 6.1(d)(ix) except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Non-Recourse Deductions shall not be taken into account for the purposes of this Section 6.1(d)(ix) except to the extent that there has been a decrease in Partner Non-Recourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such Required Allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the

General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations and (2) divide all allocations pursuant to Section 6.1(d)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x) Corrective Allocations.  In the event of any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c).

(B) In making the allocations required under this Section 6.1(d)(x), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(x).

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) The deduction for depletion with respect to each separate oil and gas property (as defined in Section 614 of the Code) shall be computed for federal income tax purposes separately by the Partners rather than by the Partnership in accordance with Section 613A(c)(7)(D) of the Code. Except as provided in Section 6.2(c)(iii), for purposes of such computation (before taking into account any adjustments resulting from an election made by the Partnership under Section 754 of the Code), the adjusted tax basis of each oil and gas property (as defined in Section 614 of the Code) shall be allocated among the Partners in accordance with their respective Percentage Interests.

Each Partner shall separately keep records of his share of the adjusted tax basis in each oil and gas property, allocated as provided above, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property, and use such adjusted tax basis in the computation of its cost depletion or in the computation of his gain or loss on the disposition of such property by the Partnership.

(c) Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership’s allocable share of the “amount realized” (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

(i) first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii));

(ii) second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner’s share of the Simulated Gain recognized by the Partnership from such sale or disposition.

(iii) The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(iv) Any elections or other decisions relating to such allocations shall be made by the Board of Directors in any manner that reasonably reflects the purpose and intention of the Agreement.

(d) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, other than oil and gas properties pursuant to Section 6.2(c), items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(d)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(e) For the proper administration of the Partnership or for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(e) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(f) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6), the legislative history of Section 743 of the Code or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(g) In accordance with Treasury Regulation Section 1.1245-1(e) and Treasury Regulation Section 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(h) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(i) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(j) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Except as described in Section 6.3(b), within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2008, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed to the Partners in accordance with this Article VI by the Partnership to the Partners in accordance with their respective Percentage Interests as of the Record Date selected by the General Partner. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

(d) Any distribution that would otherwise be a fraction of one cent based on all Partnership Interests owned by a Record Holder shall be rounded down to the nearest whole cent, unless otherwise required pursuant to the rules or regulations of the National Stock Exchange on which any Units are listed for trading.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the (A) acquisition of assets from third parties or the General Partner and its Affiliates or (B) disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in clause (iii)(B) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if that results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

(xiii) the issuance, purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance, purchase, sale or other acquisition or disposition of options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Contribution Agreement, the Services Agreement, the Omnibus Agreement, the Tax Sharing Agreement, the Purchase Agreement, the Indemnification Agreements, the LLC Interest Sale Agreement, the Operating Agreements, the Omnibus Operating Agreement, the Formation Date Merger Agreement and the other agreements or employment benefit plans or arrangements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner or any member of the Partnership Group is authorized to execute, deliver and perform the agreements or employment benefit plans or arrangements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any of their respective Affiliates of this Agreement or any agreement or employment benefit plan or arrangement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2  Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner’s Authority.

Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) Subject to the limitations contained in the Services Agreement, the General Partner and its Affiliates shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses the General Partner or its Affiliates incur or payments any of them make on behalf of the General Partner or any member of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner and its Affiliates in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner or its Affiliates, or any Group Member or its Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue to the General Partner or any of its Affiliates any Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. The General Partner may cause the Partnership to acquire and to deliver to the beneficiary under an employee benefit plan, employee plan or employee practice any Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities. Expenses incurred by the General Partner or its Affiliates in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5  Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b) Subject to the terms of Section 7.5(a) and, if applicable, the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right, directly or indirectly, to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 and the Omnibus Agreement is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(c) Subject to the terms of Sections 7.5(a) and 7.5(b) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter (including any potential acquisition opportunities from third parties or otherwise) that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership or to allow the Partnership to participate in any such potential transaction, agreement, arrangement or other matter (including any potential acquisitions opportunities from third parties or otherwise), and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership or, subject to Section 7.5(a) in the case of the General Partner only, pursues such opportunity or acquires it for itself.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to such Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their sole discretion, all rights relating to all Units or other Partnership Securities or options, rights, warrants or appreciation rights relating to such Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

(e) Notwithstanding anything to the contrary in this Agreement or at law or equity, to the extent that any provision of this Section 7.5 purports or is interpreted to have the effect of restricting, eliminating or otherwise modifying the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the

Limited Partners to any such fiduciary duty, such provisions in this Section 7.5 shall be deemed to have been approved by the Partners.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may, but shall be under no obligation to, lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. Any loan to any Group Member made by the General Partner or any of its Affiliates the terms of which are approved by Special Approval shall be deemed for all purposes to meet the requirements of this Section 7.6(a). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) (i) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, (ii) with respect to any matter for which the General Partner or its Affiliates (other than a Group Member) have agreed to indemnify a Group Member pursuant to any agreement with a Group Member to which it is subject or (iii) with respect to any liability incurred by any Affiliate of the General Partner (other than a Group Member) as a result of any breach by such party of any agreement with a Group Member to which it is subject (in the case of clause (i) and (ii), other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) Each of the parties to this Agreement hereby agrees and acknowledges that the foregoing indemnity shall be applicable to any losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts that have resulted from or are alleged to have resulted from the active or passive or the sole, joint or concurrent ordinary or, to the fullest extent permitted by law, gross negligence of an Indemnitee.

(c) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(d) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(e) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(f) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(g) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(i) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(j) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

(k) If an Affiliate of the Partnership advances expenses to or indemnifies an Indemnitee with respect to a matter for which such Indemnitee was entitled to seek advances or indemnification under Section 7.7, then the Partnership’s obligations to indemnify hereunder shall include reimbursement of such Affiliate and such Affiliate shall be deemed an Indemnitee hereunder for purposes of its entitlement to such reimbursement.

Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement or of any agreement contemplated herein or therein, or of any duty expressed or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is or, by operation of this Agreement, is deemed to be, fair and reasonable to the Partnership; provided that, any conflict of interest and any resolution of such conflict of interest shall be deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved. The General Partner and the Conflicts Committee (in connection with a Special Approval) each shall be authorized in connection with its resolution of any conflict of interest to consider (i) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (ii) the totality of the relationships between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to the Partnership); (iii) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (iv) any applicable engineering practices or applicable generally accepted accounting practices or principles; and (v) the relative cost of capital of the parties and the consequent rates of return to the equity holders of the parties. In addition, the Conflicts Committee (in connection with a Special Approval) shall be authorized in connection with its resolution of any conflict of interest to consider such additional factors as the Conflicts Committee determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the Conflicts Committee to consider the interests of any Person other than the Partnership. The General Partner shall be authorized but not required in connection with its resolution of any such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. Any resolution, action or terms made, taken or provided (including granting Special Approval) in good faith by the Conflicts Committee or the General Partner with respect to any matter shall be conclusive and binding on all Persons (including all Partners) and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty imposed, stated or implied herein or therein or at law or equity.

It shall be presumed that the resolution, action or terms made, taken or provided by the Conflicts Committee or the General Partner was made, taken or provided in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such resolution, action or terms, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interests described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any duty otherwise existing at law or equity.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. Whenever the Conflicts Committee makes a determination or takes or declines to take any other action, it shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. Any determination or other action will conclusively be deemed to be in “good faith” for all purposes of this Agreement, if the Person or Persons making such determination or taking or declining to take such other action subjectively believes that the decision or action made or taken (or not made or not taken) is in the best interests of the Partnership; provided, that if the General Partner is making a determination or taking or declining to take an action pursuant to clause (iii) or clause (iv) of the first sentence of Section 7.9(a), then in lieu thereof, such determination or other action will conclusively be deemed to be in good faith for all purposes of this Agreement if the General Partner subjectively believes that the decision or action made or taken (or not made or not taken) meets the standard set forth in clause (iii) or clause (iv) of the first sentence of Section 7.9(a), as applicable; provided, further, that in making any determination or taking or declining to take any other action with respect to a conflict of interest transaction (or a potential conflict of interest) pursuant to Section 7.9(a), the General Partner and the Conflicts Committee (in connection with a Special Approval) shall be entitled to consider the factors enumerated in the second sentence of Section 7.9(a), and the Conflicts Committee (in connection with a Special Approval) shall also be entitled to consider such additional factors as it may determine pursuant to the third sentence of Section 7.9(a).

(c) Whenever this Agreement, any Group Member Agreement or any other agreement contemplated herein or therein provides that the General Partner or any of its Affiliates is permitted or required to make a decision in its “sole discretion” or “discretion,” that it deems “necessary or appropriate” or under a grant of similar authority or latitude, the General Partner or such Affiliate (i) shall be entitled to consider only such interests and factors as it desires (including its own), (ii) shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any Group Member, any Limited Partner or any Assignee and (iii) shall not be required to fulfill any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units or General Partner Interest, to the extent permitted under this Agreement, or refrains from voting or transferring its Units or General Partner Interest, as appropriate, or exercising its registration rights pursuant to Section 7.12, such action shall be deemed to have been taken in its sole discretion. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its discretion or sole discretion may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Notwithstanding anything to the contrary in this Agreement or at law or equity, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) offer to sell or otherwise contribute any assets to the Partnership (whether those assets are owned by the General Partner or any Affiliate of the General Partner or whether those assets are being acquired by the General Partner or any Affiliate of the General Partner from a third party), except where required by any applicable preferential rights existing under any applicable operating agreements, (ii) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (iii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in their respective sole discretion.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee, and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) Neither the General Partner nor any of its Affiliates shall be obligated to allow the Partnership to participate in any exploration, production or drilling opportunities with the General Partner or any of its Affiliates.

(h) The Limited Partners expressly acknowledge that the General Partner is under no obligation to consider the separate interests of the individual Limited Partners (including, without limitation, the individual tax consequences to Limited Partners), as opposed to the Limited Partners taken as a whole, in deciding whether to cause the Partnership to take (or decline or take) any actions, and that the General Partner shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Limited Partners in connection with such decisions.

(i) The Conflicts Committee may establish guidelines and procedures by which conflict matters within criteria or parameters identified or established by the Conflicts Committee are referred for review, analysis, negotiation and/or decision to an officer or officers of the General Partner (who may also be an officer or officers of Pioneer Natural Resources Company and/or any of its Subsidiaries). Such officer or officers shall operate under conflict of interest rules and procedures approved by the Conflicts Committee (which rules and procedures may be contained in the Services Agreement). The resolution of any such conflict matter by such officer or officers shall be deemed for all purposes of this Agreement to constitute, and shall have the effect of, a Special Approval. The Conflicts Committee, on a periodic basis established by the Conflicts Committee, shall review determinations made by the officer or officers of the General Partner in accordance with the provisions of this Section 7.9(i).

(j) Except with respect to any member of the Conflicts Committee that has a “Recusal Conflict” (as defined below), members of the Conflicts Committee meeting the requirements set forth in the definition of “Conflicts Committee” in Section 1.1 hereof shall be deemed for all purposes to be independent and disinterested and no action by the Conflicts Committee (including, without limitation, any Special Approval) shall be subject to challenge by or on behalf of any Partner, the Partnership or any Assignee on the grounds that any member of the Conflicts Committee was not independent or disinterested so long as such member met the requirements of the definition of “Conflicts Committee” set forth in Section 1.1 hereof at the time of the challenged action.

Without limiting the generality of the foregoing, no member of the Conflicts Committee shall be deemed not to be independent and disinterested as a result of (i) such member’s receiving compensation for service as a member of the Conflicts Committee, which compensation is determined by the Board of Directors and may be increased from time to time or (ii) such member’s having any relationship other than a Recusal Conflict with any Person that is a party to any transaction with the Partnership or any other Group Member (such Person, a

“Counterparty”) which transaction is being reviewed by the Conflicts Committee (the “Proposed Transaction”). For purposes of this Section 7.9(j), a member of the Conflicts Committee shall only be deemed to have a Recusal Conflict with respect to a Proposed Transaction in the event that such member of the Conflicts Committee (w) is an officer of the Counterparty, (x) is an employee of the Counterparty, (y) has a material financial interest in the Counterparty (it being understood and agreed that for purposes of this Section 7.9(j) a member of the Conflicts Committee shall not be deemed to have a material financial interest in the Counterparty based on an ownership interest in the Counterparty so long as such interest represents less than 1% of the outstanding equity of the Counterparty) or the Proposed Transaction (other than by reason of the ownership of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities) or (z) is involved on behalf of the Counterparty in connection with the structuring or negotiation of the Proposed Transaction. For the avoidance of doubt, the fact that a member of the Conflicts Committee sits on the board of directors (or comparable body) of the Counterparty to any Proposed Transaction shall not, in and of itself, constitute a Recusal Conflict and shall not affect (or be deemed to affect) for any purpose the independence and disinterestedness of such member of the Conflicts Committee. In the event any member of the Conflicts Committee has a Recusal Conflict with respect to any Proposed Transaction, such member of the Conflicts Committee shall disclose such Recusal Conflict and shall recuse himself or herself from, and not participate in, the decision of the Conflicts Committee with respect to such Proposed Transaction. Notwithstanding anything to the contrary in this Agreement or at law or equity, the fact that any one or more members of the Conflicts Committee has a Recusal Conflict with respect to any Proposed Transaction shall not affect (or be deemed to affect) for any purpose the independence and disinterestedness of any other member of the Conflicts Committee and the Conflicts Committee, acting by any member or members who do not have a Recusal Conflict with respect to the Proposed Transaction (including any member appointed by the Board of Directors of the General Partner in order to consider such Proposed Transaction), shall operate as provided in this Agreement and shall be entitled to the benefits of this Agreement including, without limitation, this Section 7.9.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11  Purchase or Sale of Partnership Securities.

The General Partner may cause any Group Member to purchase or otherwise acquire Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities. As long as Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities are held by any Group Member, such Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) (the “Holder”) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable the Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such postponement right pursuant to this Section 7.12(a) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such registration or qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of securities held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would have a material adverse effect on the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not have a material adverse effect on the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), in any free writing prospectus, or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Sections 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13  Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, such statements to be audited by a firm of independent public accountants selected by the General Partner in its sole discretion.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall not be required to make available or mail any report referred to in Section 8.3(a) or Section 8.3(b) unless and until any consent, opinion or review of or by the Partnership’s independent registered public accounting firm requested, or deemed necessary or desirable, by the General Partner has been obtained.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined in good faith by the General Partner. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(i) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1  Admission of Initial Limited Partners.

Upon the issuance by the Partnership of Common Units to Pioneer USA and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

Section 10.2  Admission of Substituted Limited Partners.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest or of an uncertificated Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application, if a Transfer Application Notice has previously been given, (a) the right to negotiate such Certificate or transfer of such uncertificated Limited Partner Interest to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. No transferor of a Limited Partner Interest or other Person shall have any obligation or responsibility to provide a Transfer Application, if a Transfer Application Notice has previously been given, to a transferee or assist or participate in any way with respect to the completion or delivery thereof. An Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership or the books and records of the Transfer Agent, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests to be recorded in the books and records of the Partnership or the books and records of the Transfer Agent. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. An Assignee shall have no other rights of a Limited Partner.

Section 10.3  Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4  Admission of Additional Limited Partners.

(a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii) such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership or the books and records of the Transfer Agent, following the consent of the General Partner to such admission.

Section 10.5  Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend or cause to be amended the records of the Partnership or the records of the Transfer Agent to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2  Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders of a Unit Majority. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to the fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, such successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the (i) quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4  Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any money or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of Partnership Securities or any options, rights, warrants or appreciation rights relating to Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by Section 2.4;

(k) a merger or conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.

Except as provided in Sections 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with this Section 13.2: Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so in its sole discretion and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in their respective sole discretion.

(c) Any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class so affected; provided, however, that this Section 13.3(c) shall not prohibit any amendment permitted by (i) Section 14.3 or (ii) the General Partner’s power to adopt amendments to this Agreement without the approval of Limited Partners as contemplated in Section 13.1.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.

Unless otherwise set forth in this Agreement, whenever an action is to be approved or consented to by the holders of Outstanding Units or outstanding Common Units, all Outstanding Units or Outstanding Common Units, as the case may be, held or deemed to be held by the General Partner and its Affiliates shall be entitled to vote on the approval or consent to such action. The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and that are present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote and that are present at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11  Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER OR CONVERSION

Section 14.1  Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”), or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2  Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so in its sole discretion and, in declining to consent to a merger, consolidation or conversion, shall not be required to act pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) that the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner may approve and adopt a Plan of Conversion containing such terms and conditions that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Limited Partners.

(a) Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement or Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as applicable, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or the Plan of Conversion, as applicable, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as applicable.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities or options, rights, warrants or appreciation rights relating to Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4  Certificate of Merger or Conversion.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6  Effect of Merger or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Securities that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion or certificate of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion or certificate of conversion.

(c) A merger, consolidation or conversion effected pursuant to this Article XIV shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, such Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner, such Affiliate or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3.  The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2  Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application, if a Transfer Application Notice has previously been given, as herein described, independently of the signature of any other party.

Section 16.8  Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners, each Assignee and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise) (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or Assignees or of Partners or Assignees to the Partnership, or the rights or powers of, or restrictions on, the Partners, Assignees or the Partnership (regardless of whether such claims, suits, actions or proceedings (A) sound in contract, tort, fraud or otherwise, (B) are based on common law, statutory, equitable, legal or other grounds, or (C) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware, (ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claim, suit, action or proceeding, (iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, and (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9  Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10  Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11  Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12  Third-Party Beneficiaries.

No party shall be a third-party beneficiary hereto except that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third party beneficiary with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

PIONEER NATURAL RESOURCES GP LLC

By:

Name:

Title:

ORGANIZATIONAL LIMITED PARTNER:

PIONEER NATURAL RESOURCES USA, INC.

By:

Name:

Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

PIONEER NATURAL RESOURCES USA, INC.

By:

Name:

Title:

EXHIBIT A
to the First Amended and Restated
Agreement of Limited Partnership of
Pioneer Southwest Energy Partners L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Pioneer Southwest Energy Partners L.P.

CU.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Pioneer Southwest Energy Partners L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that           (the “Holder”) is the registered owner of           Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and, if required by the Partnership Agreement, accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 5205 N. O’Connor Blvd., Suite 200, Irving, Texas 75039. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and, if a Certification Notice has previously been given, is an Eligible Holder, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE PIONEER SOUTHWEST ENERGY PARTNERS L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). PIONEER NATURAL RESOURCES GP LLC, THE GENERAL PARTNER OF PIONEER SOUTHWEST ENERGY PARTNERS L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF PIONEER SOUTHWEST ENERGY PARTNERS L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Pioneer Southwest Energy Partners L.P.,
Countersigned and Registered by:	By: Pioneer Natural Resources GP LLC, its General Partner
By:
as Transfer Agent and Registrar	Chief Executive Officer
By:	By:
Authorized Signature	Executive Vice President and Chief Financial Officer

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM —	as tenants in common	UNIF GIFT MIN ACT
TEN ENT —	as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN —	as joint tenants with right of	under Uniform Gifts to
	survivorship and not as tenants	Minors Act
	in common	(State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
IN
PIONEER SOUTHWEST ENERGY PARTNERS L.P.

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

           Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint            as its attorney-in-fact with full power of substitution to transfer the same on the books of Pioneer Southwest Energy Partners L.P.

Date:	NOTE The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE
GUARANTEED BY AN
ELIGIBLE GUARANTOR
INSTITUTION (BANKS,
STOCKBROKERS, SAVINGS
AND LOAN ASSOCIATIONS
AND CREDIT UNIONS WITH
MEMBERSHIP IN AN
APPROVED SIGNATURE
GUARANTEE MEDALLION
PROGRAM), PURSUANT TO
S.E.C. RULE 17A(d)-15	(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and, if a Transfer Application Notice has previously been given, a Transfer Application has been executed by a transferee on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the Transfer Application in order for such transferee to obtain registration of the transfer of the Common Units.

ASSIGNEE CERTIFICATION

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation
☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity
☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity is checked, the following certification must be completed:

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned Holder’s Interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the Holder).

Complete either A or B:

A. Individual Holder

1. I am not a non-resident alien for purposes of U.S. income taxation;

2. My U.S. taxpayer identification number (social security number) is:

3. My home address is

B. Partnership, Corporation or Other Holder

1.	is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations)

2. The Holder’s U.S. employer identification number is

3. The Holder’s office address and place of incorporation (if applicable) is

The Holder agrees to notify the Partnership within sixty (60) days of the date the Holder becomes a foreign person.

The Holder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Holder

Signature and Date

Title (if applicable)

Note:  If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of Assignee’s knowledge.

APPENDIX B

GLOSSARY OF TERMS

The following are abbreviations, definitions of terms and conventions used in the oil and gas industry that are used in this prospectus:

“Acquisitions” means acquisitions, mergers or exercise of preferential rights of purchase.

“Available Cash” means, for any quarter prior to liquidation:

(a) the sum of:

(i) all cash and cash equivalents of Pioneer Southwest Energy Partners L.P. and its subsidiaries on hand at the end of that quarter; and

(ii) if our general partner so determines all or a portion of any additional cash or cash equivalents of Pioneer Southwest Energy Partners L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b) less the amount of any cash reserves established by our general partner to:

(i) provide for the proper conduct of the business of Pioneer Southwest Energy Partners L.P. and its subsidiaries (including reserves for future capital expenditures including drilling and acquisitions and for anticipated future credit needs),

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Pioneer Southwest Energy Partners L.P. or any of its subsidiaries is a party or by which it is bound or its assets are subject; and

(iii) provide funds for distributions with respect to any one or more of the next four quarters.

“Bbl” means a standard barrel containing 42 United States gallons.

“Bcf” means one billion cubic feet.

“BOE” means a barrel of oil equivalent and is a standard convention used to express oil and gas volumes on a comparable oil equivalent basis.

“BOEPD” means BOE per day.

“Btu” means British thermal unit, which is a measure of the amount of energy required to raise the temperature of a one-pound mass of water one degree Fahrenheit.

“Development well” means a well drilled within the proved area of an oil or gas reservoir to the depth of the stratigraphic horizon known to be productive.

“Dry hole or well” means an exploration well that is determined not to have discovered proved reserves or a development well found to be incapable of producing hydrocarbons in sufficient quantities such that the estimated proceeds from the sale of future oil and gas production would exceed associated production expenses and taxes.

“Field” means an area of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structure feature and/or stratigraphic condition.

“GAAP” means accounting principles that are generally accepted in the United States of America.

“Gross acres or wells” means the total acres or wells, as the case may be, in which a working interest is owned.

“MBbl” means one thousand Bbls.

“MBOE” means one thousand BOEs.

“Mcf” means one thousand cubic feet and is a measure of gas volume.

“MMBOE” means one million BOEs.

“MMBtu” means one million Btus.

“MMcf” means one million cubic feet.

“NGL” means natural gas liquid.

“NYMEX” means the New York Mercantile Exchange.

“NYSE” means the New York Stock Exchange.

“Pioneer” or the “Company” means Pioneer Natural Resources Company and its subsidiaries.

“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional gas and oil expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved reserves” mean the estimated quantities of crude oil, gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(a) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(b) Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(c) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, gas and gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (C) crude oil, gas and gas liquids, that may occur in undrilled prospects; and (D) crude oil, gas and gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

“Proved undeveloped reserves” or “PUDS” means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“Recompletion” means the completion for production of an existing wellbore in another formation from that which the well has been previously completed.

“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

“SEC” means the United States Securities and Exchange Commission.

“Standardized Measure” means the after-tax present value of estimated future net revenues of proved reserves, determined in accordance with the rules and regulations of the SEC, using prices and costs in effect at the specified date and a 10 percent discount rate.

“Undeveloped acreage” means lease acreage on which wells have not been drilled or completed to a point that would permit production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves.

“U.S.” means United States.

“VPP” means volumetric production payment.

“Working interest” means the operating interest that gives the owner the right to drill, produce and conduct activities on the property and a share of production.

“Workover” means operations on a producing well to restore or increase production.

With respect to information on the working interest in wells, drilling locations and acreage, “net” wells, drilling locations and acres are determined by multiplying “gross” wells, drilling locations and acres by the entities’ working interest in such wells, drilling locations or acres. Unless otherwise specified, wells, drilling locations and acreage statistics quoted herein represent gross wells, drilling locations or acres.

APPENDIX C

October 10, 2007
Mr. Kerry D. Scott
Pioneer Natural Resources Company
5205 North O’Connor Boulevard, Suite 200
Irving, Texas 75039-3746

Dear Mr. Scott:

In accordance with your request, we have audited the estimates prepared by Pioneer Natural Resources Company (Pioneer), as of December 31, 2006, of the proved reserves and future revenue to the Pioneer interest in certain oil and gas properties located in the Spraberry (Trend) Field, Texas. It is our understanding that Pioneer is considering placing a portion of the interests they currently own in a proposed Master Limited Partnership (MLP). These estimates reflect the economic limits using the COPAS payments required after the properties are placed in the MLP and are based on constant price and cost parameters, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue conform to the guidelines of the U.S. Securities and Exchange Commission (SEC). We have examined the estimates with respect to net reserves quantities, future producing rates, future net revenue, and the present value of such future net revenue. We have also examined the estimates with respect to reserves categorization, using the definitions for proved reserves set forth in SEC Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance. This is a revision of our report dated July 16, 2007. The estimates in this report have been revised to reflect changes in interests on certain leases.

The figures shown in this table represent the portion of the net reserves and future net revenue Pioneer plans to place in the MLP. These estimates are after deducting the COPAS payments the MLP will be making.

	Net Reserves			Future Net Revenue($)
	Oil	NGL	Gas		Present Worth
Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%

Proved Developed
Producing	18,101,420	6,518,905	27,577,578	663,787,812	332,071,406
Non-Producing	87,040	10,240	54,620	3,900,335	2,067,225
Proved Undeveloped	321,484	92,231	341,884	10,975,566	2,553,334

Total Proved	18,509,943	6,621,377	27,974,082	678,663,750	336,691,969

Totals may not add because of rounding.

The oil reserves shown include crude oil only.  Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Pioneer are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Pioneer’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Pioneer in preparing the December 31, 2006, reserves and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Pioneer.

The estimates shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Pioneer’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; the estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil and NGL prices used by Pioneer are based on a December 31, 2006, West Texas Intermediate (Cushing) spot price of $60.82 per barrel as quoted in Oil Daily and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Pioneer are based on the Henry Hub spot price for flow on December 31, 2006, of $5.635 per MMBTU as quoted in Gas Daily and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used by Pioneer are based on historical operating expense records. These costs include those incurred at and below the district and field levels. Additionally, the estimated per-well overhead fees (COPAS) expected to be paid by the MLP have been included. Headquarters general and administrative overhead expenses of Pioneer are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Pioneer’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.

It should be understood that our audit does not constitute a complete reserves study of the oil and gas properties of Pioneer. Our audit consisted of a detailed review of all the Spraberry (Trend) Field properties Pioneer is considering placing in the MLP. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Pioneer with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Pioneer’s overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Pioneer Natural Resources Company, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Pioneer Natural Resources Company as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:
Thomas J. Tella II,
P.E. Senior Vice
President

By:	G. Lance Binder, P.E. Executive Vice President

Date Signed: October 10, 2007

GLB:JLW

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

12,500,000 Common Units
Representing Limited Partner Interests

Citi
Deutsche Bank Securities
UBS Investment Bank

Goldman, Sachs & Co.
JPMorgan
Wachovia Securities
Friedman Billings Ramsey
RBC Capital Markets
Raymond James
Wells Fargo Securities
Howard Weil Incorporated
Johnson Rice & Company L.L.C.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for certain expenses in an amount equal to 0.5% of the gross proceeds of this offering, or approximately $1.3 million.

SEC registration fee	$10,000
NASD filing fee	35,000
NYSE listing fee	181,500
Printing and engraving expenses	600,000
Accounting fees and expenses	900,000
Legal fees and expenses	2,150,000
Transfer agent and registrar fees	50,000
Miscellaneous	73,500

Total	$4,000,000

Item 14.	Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by this reference. Reference is also made to the Form of Underwriting Agreement and Form of Indemnification Agreement between Pioneer Southwest Energy Partners L.P. and each independent director of its general partner filed as Exhibit 1.1 and Exhibit 10.6, respectively, to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Any underwriting agreement entered into in connection with the sale of the securities offered pursuant to this registration statement will provide for indemnification of officers and directors of the applicable general partner, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

On June 19, 2007, in connection with the formation of Pioneer Southwest Energy Partners L.P., we issued (i) the 0.1% general partner interest in us to Pioneer Natural Resources GP LLC for $1.00 and (ii) the 99.9% limited partner interest in us to Pioneer Natural Resources USA, Inc. for $999.00, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
2	.1*	—	Form of Contribution Agreement
2	.2†*	—	Form of Agreement and Plan of Merger
2	.3*	—	Form of Membership Interest Sale Agreement

Exhibit
Number			Description

2	.4†*	—	Form of Purchase and Sale Agreement
2	.5†*	—	Form of Omnibus Agreement
3	.1*	—	Certificate of Limited Partnership of Pioneer Resource Partners L.P.
3	.2*	—	Certificate of Amendment to Certificate of Limited Partnership of Pioneer Resource Partners L.P.
3.3		—	Form of First Amended and Restated Agreement of Limited Partnership of Pioneer Southwest Energy Partners L.P. (included as Appendix A to the Prospectus)
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Credit Agreement
10	.2*	—	Form of Pioneer Southwest Energy Partners L.P. Long-Term Incentive Plan
10	.3*	—	Form of Administrative Services Agreement
10	.4*	—	Form of Tax Sharing Agreement
10	.5*	—	Form of Restricted Unit Award Agreement
10	.6*	—	Form of Indemnification Agreement between Pioneer Southwest Energy Partners L.P. and each independent director of its general partner
10	.7*	—	Form of Omnibus Operating Agreement
21	.1*	—	List of Subsidiaries of Pioneer Southwest Energy Partners L.P.
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Netherland, Sewell & Associates, Inc.
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23	.5*	—	Consent of Director Nominee
23	.6*	—	Consent of Director Nominee
23	.7*	—	Consent of Director Nominee
24	.1*	—	Powers of Attorney

*	Previously filed.

†	Pursuant to the rules of the Commission, the schedules and similar attachments to the Agreement have not been filed herewith. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on November 30, 2007.

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

By:	Pioneer Natural Resources GP LLC, its general partner

By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President, Chief Financial Officer, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* Scott D. Sheffield	Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2007

/s/ Richard P. Dealy Richard P. Dealy	Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial Officer)	November 30, 2007

* Darin G. Holderness	Vice President, Chief Accounting Officer and Assistant Secretary (Principal Accounting Officer)	November 30, 2007

*	By:	/s/ Richard P. Dealy Richard P. Dealy Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
2	.1*	—	Form of Contribution Agreement
2	.2†*	—	Form of Agreement and Plan of Merger
2	.3*	—	Form of Membership Interest Sale Agreement
2	.4†*	—	Form of Purchase and Sale Agreement
2	.5†*	—	Form of Omnibus Agreement
3	.1*	—	Certificate of Limited Partnership of Pioneer Resource Partners L.P.
3	.2*	—	Certificate of Amendment to Certificate of Limited Partnership of Pioneer Resource Partners L.P.
3	.3*	—	Form of First Amended and Restated Agreement of Limited Partnership of Pioneer Southwest Energy Partners L.P. (included as Appendix A to the Prospectus)
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Credit Agreement
10	.2*	—	Form of Pioneer Southwest Energy Partners L.P. Long-Term Incentive Plan
10	.3*	—	Form of Administrative Services Agreement
10	.4*	—	Form of Tax Sharing Agreement
10	.5*	—	Form of Restricted Unit Award Agreement
10	.6*	—	Form of Indemnification Agreement between Pioneer Southwest Energy Partners L.P. and each independent director of its general partner
10	.7*	—	Form of Omnibus Operating Agreement
21	.1*	—	List of Subsidiaries of Pioneer Southwest Energy Partners L.P.
23.1		—	Consent of Ernst & Young LLP
23.2		—	Consent of Netherland, Sewell & Associates, Inc.
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23	.5*	—	Consent of Director Nominee
23	.6*	—	Consent of Director Nominee
23	.7*	—	Consent of Director Nominee
24	.1*	—	Powers of Attorney

*	Previously filed.

†	Pursuant to the rules of the Commission, the schedules and similar attachments to the Agreement have not been filed herewith. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.